UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiewen Li
Name:	Jiewen Li
Title:	Joint Company Secretary

Dated: April 12, 2018

EXHIBIT INDEX

99.1	Announcement entitled “2017 Annual Report”
99.2	Announcement entitled “Notice of Annual General Meeting”

99.3	Announcement entitled “Explanatory Statement Relating to the Proposed General Mandates to Issue Shares and Buy Back Shares and Proposed Re-Election of Directors”
99.4	Announcement entitled “Form of proxy for the Annual General Meeting to be held on 31 May 2018”
99.5	Announcement entitled “Notification Letter and Request Form For Non-Registered Holders”

Exhibit 99.1

Company Profile

CNOOC Limited (the “Company”, together with its subsidiaries, the “Group” or “we”), incorporated in the Hong Kong Special Administration Region (“Hong Kong”) in August 1999, was listed on the New York Stock Exchange (code: CEO) and The Stock Exchange of Hong Kong Limited (code: 00883) on 27 and 28 February 2001, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in July 2001. The Company’s American Depositary Receipts (“ADRs”) was listed on the Toronto Stock Exchange (code: CNU) on 18 September 2013.

The Group is the largest producer of offshore crude oil and natural gas in China and one of the largest independent oil and gas exploration and production companies in the world. The Group mainly engages in exploration, development, production and sale of crude oil and natural gas.

The Group’s core operation areas are Bohai, Western South China Sea, Eastern South China Sea and East China Sea in offshore China. Overseas, the Group has oil and gas assets in Asia, Africa, North America, South America, Oceania and Europe.

As at 31 December 2017, the Group owned net proved reserves of approximately 4.84 billion BOE, and its average daily net production was 1,288,128 BOE (unless otherwise stated, all amounts of reserve and production in this report include our interests in equity method investees). The Group had total assets of approximately RMB617.2 billion.

Content

2	Financial Summary
3	Operating Summary
6	Chairman’s Statement
8	Business Overview
9	Overview
10	Exploration
11	Engineering Construction, Development and
Production
12	Regional Overview
16	Sales and Marketing
17	Research and Development
17	Risk Management and Internal Control
System
18	Risk Factors
22	Health, Safety and Environmental Protection
23	Corporate Citizen
23	Human Resources
25	Corporate Governance Report

44	Directors and Senior Management
52	Report of the Directors
61	Management’s Discussion and Analysis
66	Independent Auditors’ Report
71	Consolidated Statement of Profit or Loss and
Other Comprehensive Income
72	Consolidated Statement of Financial Position
73	Consolidated Statement of Changes in Equity
74	Consolidated Statement of Cash Flows
75	Notes to Consolidated Financial Statements
128	Supplementary Information on Oil and Gas
Producing Activities (Unaudited)
141	Notice of Annual General Meeting
147	Glossary
148	Company Information

Financial Summary

(All amounts expressed in millions of RMB)

Consolidated Statement of Profit or Loss and Other Comprehensive Income (Audited)

Year ended 31 December

	2013	2014	2015	2016	2017

Total revenues	285,857	274,634	171,437	146,490	186,390
Total expenses	(207,354)	(193,719)	(153,981)	(148,902)	(149,340)
(Finance costs)/interest income, net	(2,365)	(3,701)	(5,245)	(5,345)	(4,391)
Share of profits/(losses)of
associates and a joint venture	895	1,006	1,903	(76)	855
Investment income	2,611	2,684	2,398	2,774	2,409
Profit/(loss) before tax	80,851	82,513	17,130	(5,275)	36,357
Income tax (expense)/credit	(24,390)	(22,314)	3,116	5,912	(11,680)
Profit for the year	56,461	60,199	20,246	637	24,677

Consolidated Statement of Financial Position (Audited)

As at 31 December

	2013	2014	2015	2016	2017

Current assets	146,552	140,708	140,211	122,045	138,838
Property, plant and equipment	419,102	463,222	454,141	432,465	395,868
Investments in associates and
a joint venture	24,397	25,250	28,413	29,995	29,146
Intangible assets	17,000	16,491	16,423	16,644	15,070
Total assets	621,473	662,859	664,362	637,681	617,219
Current liabilities	(128,948)	(103,498)	(84,380)	(67,090)	(61,412)
Non-current liabilities	(150,905)	(179,751)	(193,941)	(188,220)	(175,832)
Total liabilities	(279,853)	(283,249)	(278,321)	(255,310)	(237,244)
Equity	341,620	379,610	386,041	382,371	379,975

Operating Summary

Year ended 31 December

	2013	2014	2015	2016	2017

Production
Net production of crude
and liquids (barrels/day)
China	610,435	626,791	761,019	739,378	706,955
Bohai	392,413	403,927	477,904	455,002	433,591
Western South China Sea	75,606	80,493	89,958	98,351	96,543
Eastern South China Sea	141,545	141,166	190,525	182,848	173,192
East China Sea	872	1,206	2,632	3,177	3,629
Overseas	279,409	305,345	338,440	321,131	335,887
Asia (excluding China)	28,997	37,237	45,640	48,577	57,395
Oceania	4,533	4,297	3,350	4,278	3,691
Africa	77,343	76,838	83,677	80,297	73,625
North America (excluding Canada)**	44,245	49,814	54,692	48,078	46,785
Canada	39,872	48,183	46,712	40,304	57,711
Europe	83,460	87,918	103,258	98,672	95,750
South America	960	1,058	1,110	926	929

Subtotal	889,845	932,137	1,099,459	1,060,509	1,042,842

Net production of
natural gas (mmcf/day)
China	634.5	643.3	731.9	648.7	721.4
Bohai	127.4	137.9	136.9	134.3	149.3
Western South China Sea	330.5	341.7	314.3	273.9	273.5
Eastern South China Sea	151.4	136.8	234.9	185.9	238.2
East China Sea	25.2	26.8	45.8	54.6	56.3
Others	—	—	—	—	4.1
Overseas	482.7	546.6	482.1	472.5	432.8
Asia (excluding China)	140.3	154.4	140.0	150.2	141.4
Oceania	98.2	111.2	93.5	111.4	96.5
North America (excluding Canada)**	109.5	112.7	134.6	127.3	130.3
Canada	106.0	117.5	68.4	48.9	38.7
Europe	28.7	50.7	45.5	34.8	25.8

Subtotal	1,117.1	1,189.9	1,214.0	1,121.2	1,154.2

Total net production (BOE/day)
China	717,784	735,533	884,346	848,322	827,941
Bohai	413,650	426,913	500,719	477,380	458,473
Western South China Sea	132,284	138,972	143,676	144,835	142,870

Eastern South China Sea	166,778	163,970	229,679	213,835	212,895
East China Sea	5,072	5,678	10,271	12,273	13,016
Others	—	—	—	—	688
Overseas	365,010	401,804	423,319	405,320	412,832
Asia (excluding China)	54,529	65,280	70,987	75,780	82,958
Oceania	23,909	26,092	21,673	26,107	22,598
Africa	77,343	76,838	83,677	80,297	73,625
North America (excluding Canada)**	62,496	68,396	76,915	69,290	68,507
Canada	57,534	67,770	58,115	48,448	64,167
Europe	88,241	96,370	110,842	104,473	100,046
South America	960	1,058	1,110	926	929

Total	1,082,795	1,137,337	1,307,664	1,253,643	1,240,773

Net production in equity
method investees
Crude and liquids (barrels/day)	22,758	23,510	24,588	22,592	22,144
Natural gas (mmcf/day)	130.2	140.2	149.6	155.0	146.4

Subtotal (BOE/day)	45,173	47,640	50,357	49,280	47,355

Total (BOE/day)	1,127,967	1,184,977	1,358,022	1,302,922	1,288,128

	2013	2014	2015	2016	2017

Reserves at year end*
Net proved crude and liquids
reserves (million barrels)
China	1,692.6		1,691.6		1,430.6		1,445.7		1,627.3
Bohai	1,087.6		1,111.7		908.3		903.8		1,050.4
Western South China Sea	228.3		210.0		149.3		168.3		196.5
Eastern South China Sea	357.0		351.9		357.0		363.1		371.9
East China Sea	19.8		18.0		16.1		10.6		8.5
Overseas	1,367.8	**	1,348.2	**	1,399.6	**	870.2	**	1,571.9	**
Asia (excluding China)	83.6		47.4		59.8		77.3		69.9
Oceania	15.9		16.6		14.5		12.0		10.7
Africa	155.4		142.5		166.6		138.0		136.9
North America (excluding Canada)	175.0		209.3		239.5		260.3		282.1
Canada	770.3		781.4		815.3		300.5		904.3
Europe	166.0		149.1		102.3		80.6		88.4
South America	1.7		1.8		1.6		1.5		79.7

Subtotal	3,060.4		3,039.8		2,830.2		2,315.9		3,199.3

Net proved natural
gas reserves (bcf)
China	4,475.6	4,756.8	5,354.6	5,843.7	5,910.7

Bohai	552.9	480.8	381.4	278.7	305.7
Western South China Sea	2,505.4	2,318.1	3,132.6	3,896.8	3,880.1
Eastern South China Sea	1,114.2	1,029.6	951.6	854.9	970.5
East China Sea	303.1	928.3	889.0	813.3	754.4
Overseas	1,847.7	1,974.0	1,638.3	1,642.4	1,632.6
Asia (excluding China)	889.4	861.2	845.8	952.4	885.0
Oceania	386.0	455.7	389.2	333.5	297.2
North America (excluding Canada)	349.6	403.9	275.2	349.6	421.5
Canada	195.0	233.0	119.3	—	24.2
Europe	27.8	20.2	8.8	6.9	4.8

Subtotal	6,323.3	6,730.8	6,992.9	7,486.1	7,543.3

Total net proved reserves
(million BOE)
China	2,442.3	2,486.8	2,324.3	2,420.7	2,613.3
Bohai	1,179.7	1,191.8	971.8	950.2	1,101.4
Western South China Sea	649.6	598.7	672.6	818.8	844.1
Eastern South China Sea	542.7	523.5	515.6	505.5	533.7
East China Sea	70.4	172.7	164.2	146.2	134.2
Overseas	1,696.4	1,698.3	1,691.7	1,162.7	1,860.8
Asia (excluding China)	240.6	199.4	208.9	245.0	225.4
Oceania	92.0	106.0	90.8	77.4	69.0
Africa	155.4	142.5	166.6	138.0	136.9
North America (excluding Canada)	233.2	275.9	284.8	318.6	352.3
Canada	802.8	820.2	835.2	300.5	908.3
Europe	170.6	152.5	103.8	81.8	89.2
South America	1.7	1.8	1.6	1.5	79.7

Total	4,138.7	4,185.0	4,016.0	3,583.4	4,474.1

Net proved reserves in equity
method investees
Crude and liquids (million barrels)	199.3	200.4	200.1	195.3	244.8
Natural gas (bcf)	519.9	537.3	576.9	574.0	706.8

Subtotal (million BOE)	288.9	293.0	299.5	294.2	366.7

Total*	4,427.6	4,478.0	4,315.5	3,877.6	4,840.8

	2013	2014	2015	2016	2017

Others
Reserve life (years)	10.5	10.1	8.4	7.8	9.9
Reserve life (years) (including
equity method investees)	10.8	10.4	8.7	8.1	10.3
Reserve replacement ratio (%)	337	111	65	6	297

Reserve replacement ratio (%,
including equity method investees)	327	112	67	8	305

Average realized price
Crude oil (US$/barrel)	104.60	96.04	51.27	41.40	52.65
Natural gas (US$/mcf)	5.78	6.44	6.39	5.46	5.84

*	Approximately 52%, 52%, 62%, 60% and 65%, respectively, of our net proved reserve estimates in 2013, 2014, 2015, 2016 and 2017 were made by the Company’s internal evaluation staff and the remaining were made by the independent consultants. Our reserve data was prepared in accordance with the SEC’s final rules on “Modernization of Oil and Gas Reporting”, which became effective as of 1 January 2010.

**	Includes 736.4 million barrels of synthetic oil and 33.8 million barrels of bitumen in 2013; 749.9 million barrels of synthetic oil and 31.4 million barrels of bitumen in 2014; 815.3 million barrels of synthetic oil in 2015; 300.5 million barrels of synthetic oil in 2016; 785.9 million barrels of synthetic oil and 118.4 million barrels of bitumen in 2017.

Chairman’s Statement

Dear Shareholders,

It has been an extraordinary year 2017 for CNOOC Limited. This year the oil market gradually stabilized and international oil prices started to rebound after being volatile for a long time. The oil and gas industry began to show signs of recovery.

Under this improved external environment, our employees were both passionate and committed to step onto a new journey. I believe that our striving and hard-working employees are the best illustration of the Company’s spirit of persistent determination to succeed.

I would like to take this once a year opportunity to draw your attention to some key highlights that the Company achieved in 2017 and provide an outline of our future plans.

Striding forward

As the leader of CNOOC Limited, I recognize the expectation and trust that shareholders and employees have placed on me on the great mission to lead the Company to future success.

Looking back at CNOOC Limited’s history, each of our milestones was achieved through the dedication and hard work of our employees. These milestones are a reflection of our culture and commitment to the “Spirit of Daqing Model”, a spirit that quietly leads all our employees to stride forward and encourage us to reach new heights.

As an upstream company focused on oil and gas exploration, development and production, our profitability was adversely affected by the persistently low oil prices in the past several years. However, leveraging on our high level of corporate governance and continuous enhancement of quality and efficiency, we achieved excellent results in 2017.

During the year, the Company exceeded its oil and gas production target, five new projects came on stream as planned, and over 20 projects have been under construction. We also made significant gains in oil and gas reserves, reaching new heights in 2017. The Company’s oil and gas sales revenue amounted to RMB151.9 billion and net profit reached RMB24.7 billion, representing a significant year-on-year increase. The Company has adhered to the goal of enhancing quality and efficiency of the business and achieved costs reduction for the fourth consecutive year.

With a prudent development strategy, excellent performance and outstanding level of corporate governance, the Company continues to be recognized by the capital market. Recently, CNOOC Limited has been included as a constituent stock of the Hang Seng China Enterprises Index by the Hang Seng Indexes Company Limited. In the end of 2017, the Company’s market capitalization reached over HK$500 billion.

Delivering strong shareholder returns is a key priority for CNOOC Limited. We strive to continuously reward our shareholders by sharing our development results while taking into account the importance of long-term development. With the Company’s sound financial position, the Board of Directors was pleased to recommend a final dividend of HK$0.30 (tax inclusive) per share for the year.

No journey can be a completely smooth sail. No one’s dream can come true in an easy way. On our journey to new heights, I call upon all our employees to carry forward the “Spirit of Daqing Model” and bring out its potential to drive the Company’s continued growth.

A Stable Oil and Gas Supplier

The energy industry was still confronted by many uncertainties in 2017. Use of alternative energy, low carbon solutions and global climate control bring enormous challenges to the oil industry. The Company has always been committed to contributing to the development of sustainable energy solution, in particular, providing safe and reliable clean energy.

When CNOOC Limited went public in 2001, the Company’s production volume was only 260,000 BOE per day, with a reserve base of 1.79 billion barrels. At the end of 2017, production reached 1.29 million BOE per day, with total reserve of 4.84 billion barrels, and with diversified oil and gas assets located worldwide. These fully demonstrate the considerable efforts that CNOOC Limited has made in meeting global energy demand.

In 2017, exploration results in offshore China were remarkable. The Company made 17 new discoveries and completed several successful appraisals of mid-to-large size oilfields, laying a solid reserve foundation for future development. The Company also stepped up its efforts in natural gas exploration. During the year, breakthroughs were achieved in high temperature and ultra-high pressure natural gas exploration in South China Sea, as well as deep-formation natural gas exploration in Bohai. These advancements will help control air pollution in China and contribute to the low-carbon development trend of the global energy industry.

Overseas exploration also recorded significant success. The Company has further optimized its portfolio in strategic core areas overseas, with notable projects spanning from Nigeria to the UK North Sea and from the Gulf of Mexico to Brazil. Most worth noting is the continuous exploration success in the Stabroek block offshore Guyana, which has become one of the Company’s most successful overseas exploration projects.

Going forward, CNOOC Limited strives to be the driving force for sustainable energy supply and will work relentlessly to create a broader future for our industry.

A Pragmatic Pioneer

CNOOC Limited has made great strides since its establishment. In the years to come we will continue to grow and responsibly supply energy to the world, while meeting shareholders expectations, making our employees proud of our achievements and gaining respect from our peers. To achieve this, we aspire to aim high, have our feet firmly on the ground, and diligently execute our yearly plan and implement the following key strategies:

•	First, we will continue to promote innovation-driven development. As we enter a new era, we will strive to achieve quality growth through innovation and efficiency enhancement. We will focus on making breakthroughs in the key technologies for oil and gas exploration. We will put more efforts in achieving innovation in management and business model, promoting quality and efficiency, and continuing to deepen internal reforms and inspiring vitality and growth potential.

•	Second, we will progress our international development strategy. We will focus on enhancing the integration of our global resources, increasing the profitability of overseas assets and improving overseas business management systems. CNOOC Limited has set a firm goal to forge ahead with internationalization as the Company’s development starts with its cooperation with foreign companies.

•	Third, we will adhere to the green and low carbon strategy. We will proactively adapt to the new requirements of the “Beautiful China” initiative and the trend of low-carbon development in the global energy industry, and strive to build world-class low-carbon management capabilities and low-carbon competitiveness, and actively develop natural gas business.

•	Fourth, we will continue to develop our business in line with market-driven strategy. We will actively adapt to the increasing industry competition, further enhance our understanding on market needs, so that the Company’s development model fits in the needs of the market and customers.

•	Fifth, we will continue to develop our talents. In order to succeed in the future, the Company must rely on management and technology talents with global vision and strategic thinking, international talents with top-tier management capabilities, and technical personnel with strong professionalism and innovative thinking. Our employees are our most valuable asset, and we will continue to optimize our talent structure and create healthy working environment that will allow them to thrive.

From April 2017, I have been re-designated from Executive Director and Chief Executive Officer of the Company to Non-executive Director. The Chief Executive Officer position was succeeded by Mr. Yuan Guangyu, and Mr. Xu Keqiang was appointed as the Executive Director and President of the Company. I would like to take this opportunity to congratulate Mr. Yuan and to welcome Mr. Xu.

Friends, 2018 marks the 40th anniversary of China’s reform and opening up. Looking to the past as we ponder the future, we see a promising picture, which is set to be another extraordinary journey. In pursuit of continued value creation, CNOOC Limited will certainly live up to market expectations!

Yang Hua

Chairman

Hong Kong, 29 March 2018

Yang Hua Chairman

Business Overview

Overview

CNOOC Limited is an upstream company specializing in oil and natural gas exploration, development and production. It is the dominant oil and natural gas producer in offshore China, and in terms of reserves and production, is one of the largest independent oil and natural gas exploration and production companies in the world. As of the end of 2017, the Company had net proved reserves of approximately 4.84 billion BOE (including approximately 0.37 billion BOE in its equity method investees). In 2017, the Company achieved a total net oil and gas production of 1,288,128 BOE per day (including net oil and gas production of approximately 47,355 BOE per day in its equity method investees).

In offshore China, the Company engages in oil and natural gas exploration, development and production in Bohai, Western and Eastern South China Sea, and the East China Sea, either independently or in cooperation with foreign partners through production sharing contracts (“PSCs”). As of the end of 2017, approximately 54.0% of the Company’s net proved reserves and approximately 64.4% of its net production were derived from offshore China.

In its independent operations, the Company has been adding to its reserves and production mainly through independent exploration and development in offshore China. At the end of 2017, approximately 84.1% of the Company’s net proved reserves and approximately 76.0% of its net production in offshore China were derived from independent projects.

In its PSC operations, China National Offshore Oil Corporation (“CNOOC”), the Company’s controlling shareholder, has the exclusive right to explore and develop oil and natural gas in offshore China in cooperation with foreign partners through PSCs. CNOOC has transferred to the Company all its rights and obligations in regard to the PSCs (except those relating to its management and regulatory function as a state-owned company), including new PSCs that will be signed in the future.

After years of hard work, we have established our presence in more than 20 countries and regions. Our overseas assets account for over 50% of the Company’s total assets. With its diversified portfolio of high-quality assets, the Company is an active participant in a number of world-class oil and gas projects and is regarded as a leading industry player. Currently, the Company holds interests in oil and natural gas blocks in Indonesia, Australia, Nigeria, Uganda, Argentina, the U.S., Canada, the United Kingdom, Brazil, Guyana and various other countries. As of the end of 2017, approximately 46.0% of the Company’s net proved reserves and approximately 35.6% of its net production were derived from overseas.

In 2017, the recovery of the global economy remained stable on the whole. The U.S. economy recovery momentum was strong. The Eurozone economy continued to improve, and emerging markets saw rapid overall economic growth. International oil prices surged upward following initial decline. The entire oil and gas industry, as well as oil and gas companies still faced an uncertain operating environment.

In 2017, the Company persisted with the operating strategies it formulated at the beginning of the year, which include balancing short-term and mid-to-long term development; maintaining a prudent financial policy and improving capital efficiency; and optimising the assets portfolio and focusing more on assets return.

In 2017, the Company achieved its production and business targets despite being faced with a variety of challenges. The Company managed to maintain appropriate exploration expenditures and carry out an intensive exploration program, and obtained successful results while continuing to control total capital expenditure. 19 new discoveries were made and 16 successful appraisals of oil and gas structures were achieved. Five new projects planned in early 2017 all came on stream. The production target was met with a net production volume of 470.2 million BOE. To ensure its continuing sustainable development, the Company pushed ahead steadily with the construction of new projects. All-in cost per BOE was US$32.54. The Company maintained a healthy financial position with a net profit of RMB24.7 billion for the year. Meanwhile, its performance in the areas of health, safety and environmental protection remained stable.

Looking forward to 2018, the global economy will continue its slow recovery. Despite a recovery in international oil prices, the external operating environment is filled with uncertainties. To this end, the Company remains confident of its prospects. We will further strengthen our operating strategies, which mainly includes: steadily increase the Company’s oil and gas reserve and production levels, continue to reinforce quality and efficiency enhancement, strengthen innovation and technology-driven philosophy, maintain prudent financial policy and investment decision-making, and pursue a green, healthy and environment-friendly development model.

In 2018, the Company’s capital expenditure is anticipated to reach RMB 70-80 billion. To maintain its competitive financial position, the Company will continue to stress efficiency, enhance investment return, strengthen cost controls and focus on cash flow management. Our production target for 2018 is 470-480 million BOE, with five new projects to commence production. Meanwhile, the Company will maintain its high standards of health, safety and environmental protection.

EXPLORATION

In 2017, the Company continued to reinforce the integration of exploration and development and enhance the ability and shorten the cycle of reserve monetization. For offshore China, it further prioritized investment in mature areas while continuing to explore frontier areas. For overseas exploration, with its foothold on existing core projects, the Company sought to maintain a “rolling” pattern of development. It continued to maintain a reasonable proportion of exploration investment in total capital expenditure and to ensure mid-to-long term sustainable development with a relatively high level of exploration activity. In 2017, the reserve replacement ratio for the Company was 305%. Reserve life as the end of 2017 was back to over ten years.

The Company’s major exploration areas as of the end of 2017 are shown in the table below:

		Major Exploration
		Areas
	Areas	(Net) (km²)

	Bohai	43,068

	Western South China Sea	73,388

Offshore China	Eastern South China Sea	55,424

	East China Sea	85,413

	Subtotal	257,292

	Asia (excluding China)	5,670

	Africa	9,016

	Oceania	25,140

Overseas	North America	7,276

	South America	7,860

	Europe	13,285

	Subtotal	68,247

Total		325,539

In offshore China, the Company’s exploration activities remained at a high level. A total 116 exploration wells were drilled, two of which were drilled through PSC. A total of 4,417 kilometers of 2D seismic data and 11,063 square kilometers of 3D seismic data were acquired independently and through PSC. The Company made 17 new discoveries and successfully appraised 14 oil and gas structures in offshore China. The success rate for independent exploration wells in offshore China was 48-61%.

In 2017, the Company continued to follow a value-driven exploration strategy in offshore China, resulting in outstanding achievement. Meanwhile, the Company intensified natural gas exploration and achieved breakthroughs in various fields. Notable achievements include:

Firstly, we effectively completed the appraisal of four mid-to-large size oilfields, including Bozhong 36-1, Kenli 6-4/5/6, Longkou 7-6 and Wushi 16-1 West/Wushi 23-5.

Secondly, key breakthroughs were achieved in deep formation natural gas exploration in Bohai. New discovery Bozhong 19-6 is expected to be the largest gas discovery in Bohai Basin in history.

Thirdly, breakthroughs were achieved in natural gas exploration with high temperature and ultra-high pressure in South China Sea, proving the exploration potential of Ledong 10 area in Yinggehai Basin.

Fourthly, new discoveries of Lufeng 14-8 and Lufeng 8-1 South were made in Pearl River Mouth Basin, significantly increased the reserve scale of Lufeng area.

Overseas, the Company drilled 12 exploration wells and acquired approximately 3,163 square kilometers of 3D seismic data. During its overseas explorations, the Company made two new discoveries and successfully appraised two oil and gas structures. Major achievements include the following:

Firstly, successive new discoveries were made in Stabroek block in Guyana, which became one of the Company’s most successful overseas exploration projects.

Secondly, Libra project in Brazil was successfully appraised, with reserve in line with expectation.

Thirdly, following the significant discovery of Owowo, the Preowei-3 well in Nigeria was successfully appraised, and reserve scale substantially increased.

In 2017, the Company focused on its overseas strategic layout and obtained new quality projects in Senegal and Brazil.

The Company’s major exploration activities in 2017 are set out in the table below:

	Exploration Wells				New Discoveries		Successful Appraisal Wells		Seismic Data
	Independent		PSC						2D (km)		3D (km2)

	Wildcat	Appraisal	Wildcat	Appraisal	Independent	PSC	Independent	PSC	Independent	PSC	Independent	PSC

Offshore China

Bohai	22	38	1	0	9	0	28	0	0	0	742	0

Eastern South China Sea	16	7	1	0	2	0	3	1	2,248	2,169	3,545	683

Western South China Sea	16	12	0	0	6	0	7	0	0	0	3,131	1,028

East China Sea	2	1	0	0	0	0	0	0	0	0	1,934	0

Subtotal	56	58	2	0	17	0	38	1	2,248	2,169	9,352	1,711

Overseas	0	0	5	7	0	2	0	6	0	0	0	3,163

Total	56	58	7	7	17	2	38	7	2,248	2,169	9,352	4,874

In 2018, the Company will continue to follow a value-driven exploration philosophy and target mid-to-large size oil and gas discoveries offshore China. It will make efforts on both oil and gas exploration and strengthen gas exploration activities. It will strengthen exploration in new areas to support the Company’s sustainable development. Overseas, the Company will focus on strategic core areas, actively obtain quality blocks, continue to target mid-to-large size discoveries, and expand reserve base.

Engineering Construction, Development and Production

In 2017, the Company successfully met its operational targets, with oil and gas production exceeding the target set early in the year. The Company carefully organized its operational resources and made smooth progress in engineering construction.

In 2017, while ensuring safety, the Company achieved its development and production targets for the year through consistently maintaining high operational efficiency, refined adjustment of liquid structures, optimizing water injection and lower the decline of oilfields. The Company’s net oil and gas production reached 470.2 million BOE, fulfilling the production target of 450-460 million BOE set at the beginning of the year. The five new projects planned for 2017, namely Penglai 19-9 oilfield comprehensive adjustment, Enping 23-1 oilfields, Weizhou 12-2 oilfield phase II, BD gas field and the Hangingstone project, all came on stream during the year.

In 2017, the Company’s development and production were driven by intensive and streamline management with emphasis on cost savings and efficiency enhancement, technology-driven strategy and sustainable development. Achievements in these areas included the following:

Firstly, we ensured base production level and laid solid foundation for future production profile of oilfields through refined management.

Secondly, we strictly controlled the operating cost of existing fields and encouraged conservation to improve efficiency, and further lowered the all-in cost per BOE.

Thirdly, we actively implemented infill drillings to contribute to production.

Fourthly, we strengthened technology-driven development, breaking technology bottlenecks, and promoted heavy oil thermal recovery in Bohai.

Looking forward to 2018, the workload of onshore construction and offshore installations will increase. A total of five new projects are expected to commence production, including Weizhou 6-13 oilfield, Penglai 19-3 oilfield 1/3/8/9 comprehensive adjustment project, Dongfang 13-2 gas fields and Wenchang 9-2/9-3/10-3 gas fields in offshore China, and Stampede oilfield of U.S. in the Gulf of Mexico. Among these, the Stampede oilfield commenced production in February 2018 and the Weizhou 6-13 oilfield commenced production in March 2018. It is expected that more than 20 new projects will be under construction in 2018, supporting the Company’s future sustainable growth.

In 2018, the Company will promote the construction of key projects, optimize development plans of producing fields, strengthen comprehensive management and lower the decline to ensure base production level. It will arrange infill drillings based on economic evaluation and increase the contribution to production. Meanwhile, it will continue to intensify quality and efficiency enhancement and consolidate its cost competitiveness.

REGIONAL OVERVIEW

Offshore China

Bohai

Bohai is the most important crude oil producing area for the Company. The crude oil produced in this region is mainly heavy oil. As of the end of 2017, the reserve and daily production volume in Bohai were 1,101.4 million BOE and 458,473 BOE/day, respectively, representing approximately 22.8% of the Company’s total reserves and 35.6% of its daily production. The operational area in Bohai is mainly shallow water with a depth of 10 to 30 meters.

Bohai has rich oil and gas resources and has been one of the Company’s primary areas for exploration and development. In 2017, the Company made nine successful discoveries in Bohai, namely Bozhong 19-6, Bozhong 29-6, Bozhong 29-6 South, Bozhong 13-1 South, Penglai 19-1, Bozhong 29-1 East, Bozhong 26-3 West, Kenli 3-2 South and Kenli 4-1. The Company also successfully appraised eight oil and gas structures, including Bozhong 36-1/36-2, Bozhong 19-6, Bozhong 29-6 South, Bozhong 26-3, Longkou 7-6, Kenli 6-4/6-5, Bozhong 29-1 and Luda 27-2 South. Among these, three mid-to-large size oilfields, namely Bozhong 36-1, Kenli 6-4/5/6 and Longkou 7-6, were successfully appraised, laying reserve foundations for the sustainable development of Bohai. The newly discovered Bozhong 19-6 marks a significant breakthrough in the natural gas exploration in deep formation in Bohai. The rolling exploration in Bohai also made some remarkable achievements.

These new discoveries and successful appraisals further demonstrated Bohai’s potential as a core production region for the Company.

For development and production, Penglai 19-9 comprehensive adjustment project commenced production during the year. Penglai 19-3 oilfield 1/3/8/9 comprehensive adjustment project is expected to commence production in 2018. Currently a number of new projects are under construction, including Luda 16-3 oilfield, Caofeidian 6-4 oilfield and Qinhuangdao 33-1 South oilfield.

Western South China Sea

Western South China Sea is one of the Company’s most important natural gas production areas. Currently, the typical water depth of the Company’s operational area in the region ranges from 40 to 120 meters. As of the end of 2017, the reserves and daily production volume in Western South China Sea reached 844.1 million BOE and 142,870 BOE/day, respectively, representing approximately 17.4% of the Company’s total reserves and 11.1% of its daily production.

In 2017, the Company made six successful discoveries in Western South China Sea, namely Weizhou 11-2 East, Weizhou 11-12, Wenchang 9-3 South, Wenchang 19-9, Wushi 22-8, Wushi 23-5/23-5 South. Four successful appraisals were made, namely Weizhou

11-12, Wushi 16-1 West, Wushi 22-8, Wushi 23-5/23-5 South. Among these, the mid-to-large size oil and gas fields Wushi 16-1 West and Wushi 23-5 were successfully appraised, which will greatly promote the Phase II development of Wushi oilfields. Breakthroughs were made in high temperature and ultra-high pressure natural gas exploration, which proved the exploration potential of Ledong 10 area in Yinggehai Basin. The concept of integrated exploration and development was further developed in the Weixinan oilfields and many new discoveries were obtained.

For development and production, Weizhou 12-2 oilfield Phase II commenced production during the year. Weizhou 6-13 oilfield commenced production in March 2018. Dongfang 13-2 gas fields and Wenchang 9-2/9-3/10-3 gas fields are planned to commence production in 2018. Wenchang 13-2 comprehensive adjustment and other new projects are under construction.

Eastern South China Sea

Eastern South China Sea is the Company’s another important crude oil producing area. Currently, the typical water depth of the Company’s operational area in the region ranges from 100 to 300 meters. The crude oil produced is mostly of light to medium gravity. As of the end of 2017, reserves and daily production volume in Eastern South China Sea reached 533.7 million BOE and 212,895 BOE/day, respectively, representing approximately 11.0% of the Company’s total reserves and 16.5% of its daily production.

In 2017, new discoveries of Lufeng 14-8 and Lufeng 8-1 South were made in Pearl River Mouth basin, significantly increased the reserve scale of Lufeng area. Two oil and gas structures, namely Lufeng 8-1 and Lufeng 14-8, were successfully appraised.

For development and production, Enping 23-1 oilfields commenced production during the year. Currently, Huizhou 32-5 comprehensive adjustment and other new projects are under construction.

East China Sea

The typical water depth of the Company’s operational area in the East China Sea region is approximately 90 meters. As of the end of 2017, reserves and daily production volume in the region represented approximately 2.8% and 1.0% of the Company’s total reserves and daily production, respectively.

Others

In 2017, integrated model of “exploration, development, production and sale” was successfully implemented in 8/9 Area of Shanxi Linxing Block. Drilling, testing, construction and startup of tight gas project was completed within the same year and achieved first production.

Overseas

Asia (excluding China)

Asia (excluding China) was the first overseas region entered into by the Company, and it has become one of its major overseas oil and gas producing areas. Currently, the Company holds oil and gas assets mainly in Indonesia and Iraq. As of the end of 2017, reserves and daily production volume derived from Asia (excluding China) reached 225.4 million BOE and 82,958 BOE/day, respectively, representing approximately 4.7% of the Company’s total reserves and 6.4% of its daily production.

Indonesia

At the end of 2017, the Company’s asset portfolio in Indonesia consisted of four development and production blocks. Among these, the Company acted as the operator for the Southeast Sumatra block, the Madura Strait PSC was a joint operation block, in which the BD gas field commenced production in 2017, and other gas fields were under appraisal and construction. The Company, as a non-operator, also holds working interests in the production sharing contracts of Malacca PSC.

The Company owns an interest of approximately 13.90% in the Tangguh LNG Project in Indonesia. In 2017, production volume of Phase I of the Project remained stable. Currently, construction of the third LNG train of Phase II is in progress as planned, and is expected to reach completion and commence production in 2020.

Iraq

The Company holds a 63.75% participating interest in the technical service contract of Missan oilfields in Iraq and acts as the oilfields’ lead contractor.

In 2017, the Company continuously drilled development wells and adopted production enhancement measures of Missian project, resulting in a steady increase in daily net production to approximately 42,000 barrels per day.

Oceania

Currently, the Company’s oil and gas assets in Oceania are mainly located in Australia and Papua New Guinea. As of the end of 2017, reserves and daily production volume derived from Oceania reached 69.0 million BOE and 22,598 BOE/day, respectively, representing approximately 1.4% of the Company’s total reserves and 1.8% of its daily production.

Australia

The Company owns a 5.3% interest in the Australian North West Shelf LNG Project. The project has commenced production and is currently supplying gas to end-users including the Dapeng LNG Terminal in Guangdong, China.

In 2017, the North West Shelf LNG Project generated stable production and achieved favorable economic returns.

The Company also owns one exploration block in Australia which is currently under appraisal.

Other Regions in Oceania

The Company owns interests in four blocks which are still under exploration in Papua New Guinea.

Africa

Africa is a relatively large oil and gas reserve and production base for the Company. The Company’s assets in Africa are primarily located in Nigeria and Uganda. As of the end of 2017, reserves and daily production volume in Africa reached 136.9 million BOE and 73,625 BOE/day, respectively, representing approximately 2.8% of the Company’s total reserves and 5.7% of its daily production.

Nigeria

The Company owns a 45% interest in the OML130 block in Nigeria. OML130 is a deepwater project comprising four oilfields, namely Akpo, Egina, Egina South and Preowei.

In 2017, the Akpo oilfield maintained stable production, with net production reaching approximately 56,000 barrels per day. The Egina project is in the engineering construction stage. During the year, the Preowei-3 well was successfully appraised.

The Company also holds a 20% non-operating interest in Usan oilfield in the OML138 block in offshore Nigeria, and an 18% non-operating interest in the OPL 223 and OML 139 PSC respectively.

We will countinue to utilize the synergy of Usan and OML130 projects to establish an oil and gas production base in west Africa.

Uganda

The Company owns one-third of the interest in each of EA 1, EA 2 and EA 3A in Uganda. EA 1, EA 2 and EA 3A are located at the Lake Albert Basin, one of the most promising basins for oil and gas resources in Africa.

In 2017, the Company, as the operator of EA 3A, completed the front end engineering design (FEED) for ground construction and drilling.

In 2017, development and production licenses for eight oilfields in the EA1 and EA2 blocks were issued by the government and the FEED initiated. The intergovernmental agreement (IGA) for an oil pipeline was signed and the FEED was completed.

Other Regions in Africa

Apart from Nigeria and Uganda, the Company owns interests in several blocks in the Republic of the Congo, Algeria and the Gabonese Republic. In 2017, the Company also obtained a 65% operating interest in AGC Profond block in offshore Senegal and Guinea-Bissau.

North America

North America has become the Company’s largest overseas reserves and production region. The Company holds interests in oil and gas assets in the U.S., Canada and Trinidad and Tobago, as well as shares in MEG Energy Corporation in Canada. As of the end of 2017, the Company’s reserves and daily production volume in North America reached 1,260.6 million BOE and 132,675 BOE/day, respectively, representing approximately 26.0% of the Company’s total reserves and 10.3% of its daily production.

The U.S.

The Company currently holds an average of 27% and 12% interests in the Eagle Ford and Niobrara shale oil and gas projects in the U.S. respectively.

In 2017, net production of the Eagle Ford project remained stable and averaged 53,000 BOE/day.

Additionally, the Company owns interests in two major deepwater development projects, Stampede and Appomattox, and a number of other exploration blocks in the US Gulf of Mexico through its wholly-owned subsidiary, Nexen Energy ULC (“Nexen”). Among these, Stampede commenced production in February 2018.

Canada

Canada is one of the world’s richest place of oil sands resources, and participation in the country’s oil sands development will make a major contribution to the Company’s sustainable growth. Through its Nexen subsidiary, the Company owns a 100% working interest in the oil sands project located at Long Lake, as well as three other oil sands leases in the Athabasca region of northeastern Alberta. In 2017, the production of Long Lake project ramp up to approximately 40,000 BOE/day.

The Company holds a 25% interest in the Hangingstone oil sands project. The project commenced production in 2017. We also hold a 7.23% interest in the Syncrude project and non-operating interests in several other exploration and development leases.

The Company holds a 100% interest in two exploration blocks in offshore Newfoundland.

In addition, the Company holds approximately 12.39% of shares in the MEG Energy Corporation, a listed company on the Toronto Stock Exchange.

Other Regions in North America

The Company owns 12.5% interest in the 2C block and a 17.12% interest in the 3A block in Trinidad and Tobago, respectively, of which the 2C block is in production. Phase III of the natural gas project yielded stable production and achieved favorable economic returns. The Company also owns a 100% exploration interest in the deepwater exploration block 1 and block 4 of the CINTURON PLEGADO PERDIDO in Mexico respectively.

South America

In South America, the Company’s major holdings consist of a 50% interest in the Bridas Corporation (“Bridas”) and a 10% interest in the PSC for the Libra oilfield in Brazil. The Company’s 50% interest in Bridas is accounted for by equity methods. As of the end of 2017, the Company’s reserves and daily production volume derived from South America reached 444.8 million BOE and 46,770 BOE/day, respectively, representing approximately 9.2% of the Company’s total reserves and 3.6% of its daily production.

Argentina

The Company holds a 50% interest in Bridas and makes joint management decisions. Bridas holds a 40% interest in Pan American Energy (“PAE”) in Argentina and a 100% interest in AXION Refinery. In December 2017, Bridas exchanged the 10% interest in PAE held by BP with the 50% interest in AXION. After the settlement of the upstream and downstream asset swap, Bridas holds 50% interest in PAE and AXION respectively.

Under the low oil price environment in 2017, the Company sought to strike a balance between production and return, enhanced its operating efficiency, optimized operating plans and created innovative development plans. Daily net production for Bridas averaged approximately 46,000 BOE/day.

Brazil

The Company holds a 10% interest in Libra PSC, a deepwater pre-salt project in Brazil. The oilfield is located in the Santos Basin, with a block area of about 1,550 square kilometers and a water depth of approximately 2,000 meters.

Ten appraisal wells have been drilled as of the end of 2017 under the Libra project. In November 2017, the Libra Consortium declared the commerciality of the northwest area and named it as the Mero field, which includes 4 production units of Mero 1, Mero 2, Mero 3 and Mero 4. Extended well test has been implemented to test Mero 2 and Mero 3 and started production. Final Investment Decision (FID) of Mero 1 has been approved and it has entered the construction phase.

Brazil is one of the world’s most important deepwater oil and gas development regions. The Company will fully leverage on the development opportunities of the Libra project to seek new drivers for production growth.

The Company additionally holds a 100% interest in the 592 block and a 20% interest in the ACF Oeste block.

Guyana

The Company holds a 25% interest in Stabroek block in offshore Guyana. Seven exploration discoveries have been made in the block. In 2017, the Liza and Payara reservoirs were successfully appraised and two new discoveries, namely Snoek and Turbot, were obtained, which further confirmed the reserve scale. FID was approved for Liza oilfield Phase I and production is planned to commence in 2020.

Other Regions in South America

The Company also holds interests in several exploration and production blocks in Colombia.

Europe

The Company’s holds interests in several oil and gas fields such as Buzzard and Golden Eagle in the North Sea. As of the end of 2017, the Company’s reserves and daily production volume derived from Europe reached 89.2 million BOE and 100,046 BOE/day, respectively, representing approximately 1.8% of the Company’s total reserves and 7.8% of its daily production.

United Kingdom

The Company’s asset portfolio in the North Sea includes projects under production, development and exploration, mainly including: 43.2% interest in the Buzzard oilfield, one of the largest oilfields in the North Sea, and a 36.5% interest in the Golden Eagle oilfield. These make the Company the largest crude oil operator in the North Sea.

The United Kingdom is one of the Company’s key overseas development areas, with key projects such as Buzzard and Golden Eagle substantially contributing to the Company’s production. In 2017, the Buzzard oilfield’s net production averaged approximately 63,000 barrels/day. We will continue to intensify our oil and gas development efforts in the UK, and actively seek out exploration and development blocks with potential in order to achieve stable and sustainable development in the region.

Other Regions in Europe

The Company holds a license issued by the government of Iceland for undertaking oil exploration operations in the Norwegian Sea, northeast Iceland. In addition, the Company holds several frontier exploration licenses offshore Ireland.

Sales and Marketing

Sales of Crude Oil

The Company sells crude oil produced in offshore China to the PRC market mainly through CNOOC China Limited, its wholly-owned subsidiary. The Company sells crude oil produced overseas to international and domestic markets mainly through another wholly-owned subsidiary, China Offshore Oil (Singapore) International Pte Ltd. Nexen Energy ULC, a wholly-owned subsidiary of the Company, sells its crude oil and synthetic oil to international markets separately.

The Company’s crude oil sales prices are mainly determined by the prices of international benchmark crude oil of similar quality, with certain premiums or discounts subject to prevailing market conditions. Although the prices are quoted in US dollars, customers in China usually pay by Renminbi. The Company currently sells three types of crude oil in China: heavy crude, medium crude and light crude. Beginning in 2017, the benchmark price for crude oil is Dated Brent. The Company’s major customers in China are Sinopec, PetroChina and CNOOC. Crude oil produced overseas and sold on international markets is benchmarked at the Brent and WTI prices.

In 2017, as a result of the increase in international oil prices, the Company’s realized oil prices picked up. In 2017, the Company’s average realized oil price was US$52.65/barrel, representing a year-on-year increase of 27.2%.

Sales of Natural Gas

The Company’s natural gas sales prices are mainly determined by negotiation with customers. Its natural gas sales agreements are generally long-term contracts, and they normally include a periodic price adjustment mechanism. The Company’s natural gas customers are primarily located in the southeastern coast of China and include Hong Kong Castle Peak Power Company Limited, CNOOC Gas and Power Group, China BlueChemical Ltd, and others.

Sales of LNG sourced by the Company from the North West Shelf LNG Project in Australia and the Tangguh LNG Project in Indonesia are mainly based on long-term supply contracts with various customers in the Asia-Pacific region, including LNG Terminals in Dapeng, Guangdong and Putian, Fujian, China.

In 2017, stable and positive economic performance in China, the impact from the clean winter heating policy in northern China, as well as the policy of changing fuel from coal to gas, resulted in natural gas demand growth in China, which drove sales volume growth of high-priced natural gas. In addition, based on market condition, the Company gradually adjusted sale prices for natural gas users in certain areas through negotiation. In 2017, the Company’s average realized natural gas price was US$5.84/mcf, representing a 7.0% year-on-year increase.

Research and Development

In 2017, the Company continued to implement its “technology-driven” strategy, focused on strengthening the management of key research and development projects, continued to improve its systems and mechanisms of technological innovation, and promoted construction of research and development platform. It continued to implement systems for research collaboration and strengthened joint project developments of core technologies of different research institutes of the Company. The Company actively carried out the “Quality and Efficiency Year 4.0” program. Through technological innovation, the Company was able to establish a solid foundation for reserve and production growth. A series of research findings have been applied to increase production efficiency.

Major Scientific and Technological Project Development

In 2017, the Company focused on core business needs and continued to carry out critical core technological projects such as deepwater oil and gas fields, offshore heavy oil fields and fields with low porosity and permeability. It made a number of technological achievements including fracture system and hydrocarbon accumulation control research in the western Bohai, and key technologies for oil and gas geology and exploration in the deepwater areas in the epicontinental region of the Pearl River Mouth Basin. These notable developments have provided vital technical support for the sustainable development of the Company.

Construction of Scientific and Technological Innovative System

The Company established platforms for research and development which include an offshore low-permeability reservoir exploration and development laboratory and an unconventional oil and gas exploration and development laboratory. The “Key technologies in drilling and completion of wells in South China Sea under high temperature and high pressure and their industrial application” project won first prize at the National Science and Technology Progress Awards. The Company also led the drafting of “ISO18647, Petroleum and Natural Gas Industries – Modular Drilling Rigs for Offshore Fixed Platforms, an International Standard”, which has since been formally published.

RISK MANAGEMENT AND INTERNAL CONTROL SYSTEM

Since its establishment, the Company has treated risk management and internal control as a top priority. The Company recognizes that it is the duty and obligation of its management to establish and maintain a risk management and internal control system, which serves the Company’s strategic objectives and meets the Company’s business practice.

The Company’s Risk Management Committee is directly managed by the Chief Executive Officer and has been authorized by the Board to be in charge with the organization and implementation of the overall risk management and internal control, on-going monitoring of the risk management and internal control systems of the Company, and making periodic reports to the Board regarding the status of the risk management and internal control systems of the Company.

•	With respect to risk management, the Company has chosen and adopted the risk management framework issued by COSO (“Committee of Sponsoring Organizations of the Tread way Commission”) of the U.S., established a risk management system covering design, implementation, monitoring, assessment and continuous improvement based on the ISO 31000:2009 “Risk Management-Principles and Guidelines”. The Risk Management Committee established the overall targets and policies of the risk management system which are in line with the strategic objectives of the Company, and identified, analysed and assessed the overall risk of the Company, including the Company’s key risks in making major decisions, important events and key business processes. The Risk Management Committee is also responsible for reviewing and approving the response plans to major risks, as well as following-up and periodically reviewing the implementation of such response plans, in order to make sure that sufficient attention, monitor and responses will be paid to all key risks of the Company.

•	With respect to internal control, the Company has chosen and adopted the internal control framework issued by COSO of the U.S., established an internal control system and mechanism over financial, operational and compliance controls and has conducted continuing review and evaluation of the internal control of the Company to ensure the timeliness, accuracy and completeness of all information reported.

•	The Board considered that as of 31 December 2017, the Company’s risk management system and the Company’s internal control over financial reporting were effective.

As a company listed in Hong Kong, the U.S. and Canada, the Company will continue to strictly comply with all regulatory requirements, strengthen its risk management and internal control systems, and maintain a high standard of corporate governance to ensure the Company’s healthy development.

Risk factors

Although we have established the risk management system to identify, analyze, evaluate and respond to risks, our business activities may subject to the following risks, which could have material effects on our strategy, operations, compliance and financial condition. We urge you to carefully consider the risks described below.

Our business, cash flows and profits fluctuate with volatility in oil and gas prices.

Prices for crude oil, natural gas and oil products may fluctuate widely in response to relative changes in the supply and demand for oil and natural gas, market uncertainty and various other factors beyond our control, including, but not limited to overall economic conditions, political instability, armed conflict and acts of terrorism, economic conditions and actions by major oil-producing countries, the price and availability of other energy sources, domestic and foreign government regulations, natural disasters and weather conditions. Changes in oil and gas prices could have a material effect on our business, cash flows and earnings.

Despite the mild recovery of international oil prices, low oil and natural gas prices may adversely affect our business, revenue and earnings. Lower oil and natural gas prices may result in the write-off of higher cost reserves and other assets, reduction of the amount of oil and natural gas we can produce economically and termination of existing contracts that have become uneconomic. The prolonged slump in oil and natural gas prices may also impact our long-term investment strategy and operation capability for our projects.

Our business and strategy may be substantially affected by complex macro economy, politically instability, war and terrorism and changes in policy and fiscal and tax regimes.

Despite the global economy has been recovering, some of the countries in which we operate may be considered politically and economically unstable. As a result, our financial condition and operating results could be adversely affected by associated international activities, domestic civil unrest and general strikes, political instability, war and acts of terrorism. Any changes in regime or social instability, or other political, economic or diplomatic developments, or changes in fiscal and tax regime are not within our control. Our operations, existing assets or future investments may be materially and adversely affected by these changes as well as potential trade and economic sanctions due to deteriorated relations between different countries.

Our financial performance is affected by the tax and fiscal regimes of host countries in which we operate. Any changes in these regimes may result in increased costs, including the potential for additional or double taxation being imposed on our company in some circumstances. For example, the Organization for Economic Co-operation and Development (OECD)’s “Base Erosion and Profit Shifting Project” (BEPS Project) was initiated in 2015 to enhance multilateral cooperation and strengthen supervision on global corporate taxation and transfer pricing activities. Numerous countries have responded to the BEPS Project by implementing tax law changes and amending tax treaties at a rapid pace. Most recently, the U.S. has promulgated a significant tax reform with effect from 1 January 2018.

Oil and natural gas industry are very competitive.

We compete in the PRC and international markets with national oil companies, major integrated oil and gas companies and various other independent oil and gas companies for access to oil and gas resources, products, alternative energy, customers, capital financing, technology and equipment, personnel and business opportunities. Competition may result in shortage of these resources or over-supply of oil and gas, which could increase our cost or reduce our earnings, and adversely impact our business, financial condition and results of operations.

In addition to competition, as we need to obtain various approvals from governmental and other regulatory authorities in order to maintain our operations, we may face unfavorable results such as project delays and cost overruns, which may further impact the realization of our strategies and adversely impact our financial condition.

Our ability to deliver competitive returns and pursue commercial opportunities depends in part on the robustness and the long-lasting accuracy of our price assumptions.

We review the oil and natural gas price assumptions on a periodic basis when evaluating project decisions and business opportunities. We generally test projects and other business opportunities against a long-term price range. While we believe our current long-term price assumptions are prudent, if such assumptions proved to be incorrect, it could have a material adverse effect. For short-term planning purposes, we stress test the project feasibility against a wider range of prices.

Rising climate change concerns could lead to additional regulatory measures that may result in project delays and higher costs.

It is expected that the CO2 emissions will increase as our production grows. CO2 emissions from flaring will increase as long as there are no proven and reliable gas gathering systems in place. With the coming into force of the Paris Agreement and the continuing growth of public’s awareness of climate change problems, the carbon emission policies of different countries are gradually enacted. The company will be supervised by relevant agencies and organizations in the future, if we are unable to find economically viable and publicly acceptable solutions that could reduce our CO2 emissions for new and existing projects, we may experience additional costs, project delays, reduced production and reduced demand for the Company’s products.

Mergers, acquisitions and divestments may expose us to additional risks and uncertainties, and we may not be able to realize the anticipated benefits from acquisitions and divestments.

Mergers and acquisitions may not succeed due to various reasons, such as difficulties in integrating activities and realising synergies, outcomes differing from key assumptions, host governments reacting or responding in a different manner from that envisaged, or liabilities and costs being underestimated. Any of these would reduce our ability to realise the anticipated benefits. We may not be able to successfully divest non-core assets at acceptable prices, resulting in increased pressure on our cash position. In the case of divestments, we may be held liable for past acts, or failures to act or perform responsibilities. We may also be subject to liabilities if a purchaser fails to fulfil all of its commitments. These risks may result in an increase in our costs and inability to achieve our business goals.

The nature of our operations exposes us and the communities in which we work to a wide range of health, safety, security and environment risks.

Every aspect of our daily operations exposes us to health, safety, security and environmental (HSSE) risks given the geographical area, operational diversity and technical complexity of our operations. Our operations include productions and transportations of oil and gas in difficult geographic or climate zones, as well as environmentally sensitive regions, such as Canada, the basins in Uganda or offshore, especially in deep water area. Our operations expose us and the areas in which we operate to a number of risks, including major process safety incidents, natural disasters, earthquakes, social unrest, health and safety lapses and crimes. If a major HSSE risk materialises, such as an explosion or hydrocarbon spill, this could result in casualties, environmental damage disruption of business activities and, depending on their cause and severity, material damage to our reputation, exclusion from bidding on mineral rights and eventually loss of our licence to operate. In certain circumstances, liabilities could be imposed without regard to our fault in the matter. Regulatory requirements for HSSE change constantly and may become more stringent over time. In the future, we may incur significant additional costs in complying with such requirements or bear liabilities such as fines, penalties, clean-up costs and third-party claims, as a result of breach of laws and regulations relating to HSSE matter.

We maintain various insurance policies for our operations against potential losses. However, our ability to insure against our risks is subject to the availability of relevant insurance products in the market. In addition, we cannot ensure you that our insurance coverage is sufficient to cover any losses that we may incur, or that we will be able to successfully claim our losses under our existing insurance policies on a timely basis, or at all. If any of our losses are not covered by our insurance coverage, or if the insurance compensation is less than our losses or the claim is not paid on a timely basis, our business, financial condition and results of operations could be materially and adversely affected.

Violations of anti-fraud, anti-corruption and corporate governance laws may expose us to various risks.

Laws and regulations of the host countries or regions in which we operate, such as laws on anti-corruption, anti-fraud and corporate governance, are constantly changing and strengthening, especially in the U.S., United Kingdom, Canada, Australia, Guyana and China. The compliance with these laws and regulations may increase our cost. If the Company, our directors, executives or employees fail to comply with any of such laws and regulations, it may expose us to prosecution or punishment, damage to our brand and reputations, the ability to obtain new resources and/or access to the capital markets, and it may even expose us to civil or criminal liabilities.

The current or future activities of our controlling shareholder, CNOOC, or its affiliates in certain countries that are the subject of U.S. sanctions could result in negative media and investor attention and possible imposition of sanctions on CNOOC, which could materially and adversely affect our shareholders.

We cannot predict the interpretation or implementation of government policies at the U.S. federal, state or local levels with respect to any current or future activities by CNOOC or its affiliates in countries or with individuals or entities that are the subject of U.S. sanctions. As a result of such activities by CNOOC, we could be prohibited from engaging in business activities in the U.S. or with U.S. individuals or entities, and U.S. transactions in our securities and distributions to U.S. individuals and entities with respect to our securities could also be prohibited. Pension or endowment funds of certain U.S. State and local governments or universities may sell our securities due to certain restrictions on investments in companies that engage in activities in sanctioned countries, such as Iran and Sudan. We may also be subject to negative media or investor attention, which may distract management, consume internal resources and affect investors’ perception of our company and investment in our company.

As required by the Iran Threat Reduction and Syria Human Rights Act of 2012, which added a disclosure requirement to the Securities Exchange Act of 1934, we are providing certain information regarding our non-controlled affiliates’ activities. To our knowledge, in 2017, China Oilfield Services Limited (COSL), one of our non-controlled affiliates, provided certain drilling and other related services in Iran. We cannot predict at this time whether U.S. sanctions will be imposed on any of our affiliates.

Any failure to replace reserves and develop our proved undeveloped reserves could adversely affect our business and our financial position.

Our exploration and development activities involve inherent risks, including the risk of not discovering commercially productive oil or gas reservoirs and that the wells we drill may not be able to commence production or may not be sufficiently productive to generate a return of our partial or full investments. In addition, approximately 57.6% of our proved reserves were undeveloped as of 31 December 2017. Our future success depends on our ability to develop these reserves in a timely and cost-effective manner. There are various risks in developing reserves, mainly including construction, operational, geophysical, geological and regulatory risks.

The reliability of reserve estimates depends on a number of factors, including the quality and quantity of technical and economic data, the market prices of our oil and gas products, the production performance of reservoirs, extensive engineering judgments, comprehensive judgement of engineers and the fiscal and tax regime in the countries where we have operations or assets.

Many of the factors, assumptions and variables involved in estimating reserves are beyond our control and may prove be incorrect over time. Consequently, the results of drilling, testing, production and changes in the price of oil and gas may require substantial upward or downward revisions to our initial reserve data.

If we fail to develop or gain access to appropriate technologies, or to deploy them effectively, the realization of our strategies as well as our competitiveness and ability to operate may be adversely affected.

Technology and innovation are vital for us in meeting the global energy demands in a competitive environment and challenges from exploration and development. For example, we strive to rely on technologies and innovations to enhance our competiveness in the development of unconventional oil and gas resources, including heavy oil, oil sands, shale oil and gas and coalbed methane, and deep water exploration and development, offshore enhanced oil recovery. In the context of an operating environment with stricter environmental compliance standards and requirements, although current knowledge recognise these newly developed technologies as safe to the environment, there still exists unknown or unpredictable elements that may have an impact on the environment. This may in turn harm our reputation and operation, increase our costs or even result in litigations and sanctions.

Breach of our cyber security or break down of our IT infrastructure could damage our operations and our reputation.

Intentional attacks on our cyber system, negligent management of our cyber security and IT system management and other factors may cause damage or break down to our IT infrastructure, which may disrupt our operations, result in loss or misuse of data or sensitive information, cause injuries, environmental harm or damages in assets, violate laws or regulations and result in potential legal liability. These actions could result in significant costs or damage to our reputational.

CNOOC largely controls us and we regularly enter into connected party transactions with CNOOC and its affiliates.

Currently, CNOOC indirectly owns or controls 64.44% of our shares. As a result, CNOOC is able to control our board composition, or our Board, determine the timing and amount of dividend payments, and controls us in various aspects. Under current PRC laws, CNOOC has the exclusive right to enter into PSCs with foreign enterprises for the petroleum resources exploitation in offshore China. Although CNOOC has undertaken to transfer all of its rights and obligations under any new PSCs that it enters into to us (except for those relating to administrative functions as a state-owned company), our strategies, results of operations and financial position may be adversely affected in the event CNOOC takes actions that favour its own interests over ours.

In addition, we regularly enter into connected transactions with CNOOC and its affiliates. Certain connected transactions require a review by the Hong Kong Stock Exchange and are subject to prior approvals by the independent shareholders. If these transactions are not approved, the Company may not be able to proceed with these transactions as planned and it may adversely affect our business and financial condition.

Oil and natural gas transportation may expose us to financial loss and reputation harm.

Our oil and gas transportation involves marine, land and pipeline transportation, which are subject to hazards such as capsizing, collision, acts of piracy and damage or loss from severe weather conditions, explosions, oil and gas spills and leakages. These hazards could result in serious personal injury or loss of human life, significant damage to property and equipment, environmental pollution, impairment of operations, risk of financial loss and reputation harm. We may not be able to arrange insurance coverage for all of these risks and uninsured losses and liabilities arising from these hazards could reduce the funds available to us for financing, exploration and investment, which may have a material adverse effect on our business, financial condition and results of operations.

We face various risks with regard to our business and operations in North America.

Transportation and export infrastructure in North America is limited, and without the construction of new transportation and export infrastructure, our oil and natural gas production capacity may be affected. In addition, we may be required to sell our products into the North American markets at lower prices than in other markets, which could materially and adversely affect our financial performance.

The First Nation in Canada have claimed aboriginal title and rights to the lands and mineral resources in a substantial portion of western Canada. As a result, negotiations with aboriginal people on surface activities are required and may result in timing uncertainties or delays of future development activities. Declaration by aboriginal people, if successful, could have a significant adverse effect on our business in Canada.

We may have limited control over our investments in joint ventures and our operations with partners.

A portion of our operations are conducted in the form of partnerships or in joint ventures in which we may have limited capability to influence and control their operation or future development. Our limited ability to influence and control the operation or future development of such joint ventures could materially and adversely affect the realization of our target returns on capital investment and lead to unexpected future costs.

If we depend heavily on key customers or suppliers, our business, results of operations and financial condition could be adversely affected.

Key sales customers – if any of our key customers reduced their crude oil purchases from us significantly, our results of operation could be adversely affected. In order to reduce reliance on a single customer, we adopt measures including signing annual sales contracts, developing sales plans, and participating in market competition so as to maintain a stable cooperation with customers.

Key suppliers – we have strengthened our communication in business with our key suppliers in order to maintain a good working relationship. We have also established strategic partnerships through communications and a consensus in corporate cultures and win-win cooperation. Further, we actively explore new suppliers to ensure adequacy and foster competition.

We face currency risks and liquidity risks.

Currency risks – The Company’s oil and gas sales are substantially denominated in Renminbi and U.S. dollars. The appreciation of the Renminbi against the U.S. dollar may result in double effects. The depreciation of the U.S. dollar against the Renminbi may decrease the Company’s revenue in the sales of oil and gas, but it may decrease our costs of equipment and import of raw materials in the meantime.

Liquidity risks – Certain restrictions on dividend distribution imposed by the laws of the host countries in which we operate may adversely and materially affect our cash flows. For instance, the dividend of our wholly owned subsidiaries in the PRC shall be distributed pursuant to the laws of the PRC and the articles and association, and we may face risks of not obtaining adequate cash flows from such subsidiaries. In addition, a ratings downgrade could potentially increase financing costs and adversely impact our ability to access financing, which could put pressure on the Company’s liquidity.

health, safety and environmental protection (“Hse”)

As always, the Company takes safety as top priority in its works. “Safety and environmental protection come first, people oriented and well-equipped facilities” have been regarded as the core values of health, safety and environmental protection (HSE). The Company constantly improves the systematic management of HSE work and nourishes a safety culture with characteristics of the Company, striving to provide a safe working environment for the Company and contractors and establishing first class management capability in safe production.

In 2017, as the Company continued to improve its HSE internal control system, it adjusted the HSE management of its construction projects in accordance with new government regulatory requirements. It continued to supervise and encourage the implementation of various management requirements by adopting management audits and reviews to control HSE risks. The Company successively organized management audits to Nexen UK and the Shenzhen and Zhanjiang branches, completed special audits on high-risk contractors in relation to diving and helicopters, organized a three-month safety production inspection, and urged the prompt rectification to the problems identified.

The Company improved its safety performance, actively conducted international benchmarking, and built a HSE management system framework which is in line with international principles of industry risk management and continuous improvement and with distinct characteristics of CNOOC Limited. As the first PRC member of the Oil Companies International Marine Forum (OCIMF), the Company actively participated marine safety management activities organized by OCIMF, developed the Maritime Safety Management Measures, launched a marine management information system, and strove to improve its marine safety management and control abilities.

The Company continued to improve its implementation of safety management. It organized a series of activities with the theme of “Last centimeter for safety management”, fostered the development of a safety culture. Mr. Yang Hua, Chairman of the Company, wrote a letter titled “YOUR SAFETY, WE CARE” to employees. The Company’s management recorded a promotional video talking about safety, and taught safety classes in order to strengthen safety leadership. Employees at base-level units actively participated in HSE knowledge quiz, essay competition and safety video making.

In China, the Company further extended its safety management risk control to front-line operation by organizing examinations on working permit to ensure that all operations are under control and effectively avoid operational risks. On drilling rigs, it vigorously rectified security risks and conducted special inspections to identify the risks relating to high falling objects and falls from height. These measures generally improved the safety management of drilling rigs.

In Overseas, the Company continued to strengthen HSE supervision and management functions for its overseas operations. It improved the safety leadership of overseas management as well as their ability to set a good example through their own conduct, arranged HSE audits of its project companies in the United Kingdom and Indonesia, and organized joint emergency drills, publicity and training aimed at improving the safety culture among employees. All these initiatives significantly contributed to a strong overseas HSE performance.

The Company kept a close eye on the impacts of international political and social changes on its overseas operations. By combining its overseas safety management and good industry practices, the Company established and improved its overseas security management mechanism and information collection channel, further clarified its requirements for security management of overseas projects, obtained the security updates of overseas staff in a timely manner, and provided strong support of the security of its overseas operations.

In 2017, the Company acted in compliance with the climate compact advocated by the Paris Agreement. With the objective of reducing carbon emissions and energy consumption, the Company continued to push for cost reductions and efficiency improvement campaign, organized carbon investigation on domestic units, improved its carbon emissions management rules and systems, actively participated in the establishment of national low carbon-emission standards, and conducted assessments of the impact of carbon emissions on fixed assets investment projects.

During 2017, the Company maintained its good performance in safety management and upheld consistently high HSE standards. OSHA (Occupation Safety and Health Administration) statistics for the year are shown below.

				Number	Rate
	Gross	Number of	Rate of	of Lost	of Lost
	Man-hours	Recordable	Recordable	Workdays	Workdays	Fatal

Scope	(million)	Cases	Cases	Cases	Cases	Cases

Company staff	41	12	0.06	6	0.03	0

Staff of the Company and
direct contractors	109	48	0.08	17	0.03	2

Corporate Citizen

The Company is a strong advocator of social responsibility and the development of a harmonious relationship between enterprise and society and people and nature. It regards its social responsibilities as a fundamental obligation. While being committed to achieving sustainable development and creating value for its shareholders, the Company also strives to provide clean and reliable energy to society and to meet the needs of stakeholders.

Our social responsibilities are: to build CNOOC Limited into a driving force for sustainable energy supply, a leading force for clean, healthy and green energy development, and a motivating force for the mutual progress of stakeholders and society.

In 2018, the Company will publish on its website the “2017 Environmental, Society and Governance Report”, which will provide a full review of the Company’s corporate social responsibility activities in 2017.

Human resources

The Company believes that its employees are the driving force for its development and the foundation for the continuous growth of its values. The Company values employees, cares for their needs, strives to create a good working environment, and assists them in career development.

Labor Policy underpinned by Objectivity, Openness and Fairness

The Company respects the basic human rights of all employees according to law, and respects the values, identity and privacy of employees with different cultural backgrounds.

In China, the Company operates in full compliance with the “Labor Law of the People’s Republic of China”, the “Labor Contract Law of the People’s Republic of China” and other policies and regulations which safeguard the legal rights and interests of its employees. Overseas, the Company abides all relevant laws and regulations and implements the relevant international conventions ratified by the Chinese government to ensure respect of all our employees’ legal rights.

The Company complies with the employment principles of diversification and anti-discrimination, and makes no discriminatory provisions contravening the principle of fairness in staff recruitment. A core provision of the Company’s system of recruitment, training, promotion and remuneration is an insistence on the equal treatment of employees of different races, nationalities, beliefs, genders, age, marital status and those protected by special laws.

All the employment contracts are based on the principles of equality and voluntariness. The Company strictly complies with labor laws and regulations, opposes any form of inhumane treatment, and is in compliance with the regulations regarding salaries, overtime hours and statutory benefits requirements of all its places of operation.

Sufficient Safeguard of Employees’ Rights

The Company strives to create an open, transparent and fair work environment. In keeping with its “people-oriented” spirit and “staff caring” concept, it places great emphasis on safeguarding the legal rights of staff members.

We offer employees industry-competitive compensation packages, and have established a salary growth mechanism and allocation system. The Company’s remuneration system, which fully takes field employees into account, is closely associated with employee performance and contribution. A peg mechanism that links employee incomes with the Company’s profits growth has also been adopted to ensure that our employees fully benefit from the growth and development of the Company.

A comprehensive and effective social security system has also been built, and many types of social and supplementary insurance are provided to employees on a timely basis. In addition to making contributions for the five basic social insurances (pension, medical, work-related injury, unemployment and maternity), the Company also provides supplementary personal accident insurance, commercial supplementary medical insurance and supplementary medical insurance for children. The Company has also established annuity and housing subsidy programs for employees.

To aid employees in maintaining a healthy work-life balance, the Company provides (and encourages employees to take) paid annual and family visit leave. For employees stationed far from home, the Company also provides one-off settling subsidies and comprehensive allowances.

The Company also fulfils its obligations to overseas employees, providing them with a safe and comfortable working environment as well as a wide range of benefits.

Staff Development

The Company has always attached great importance to providing employees with opportunities for self-development. Taking into account the different professional groups employed by the Company and their diverse characteristics, the Company has established three teams – management (M series), technology (T series) and skill (W series) – under which employees are provided suitable career development paths.

For staff training, the Company offered a variety of staff training courses to ensure comprehensive development coverage. In 2017, a total of approximately 205,000 attendees participated in Company training. 44 core training programs and projects were completed for key professionals and positions, with approximately 2,100 attendees.

The Company continued to encourage professional skill certifications and further increased the proportion of experienced professionals. In 2017, a total of approximately 2,346 employees received certifications. Currently there are approximately 4,377 employees with titles of senior worker or above, and approximately 848 technicians and senior technicians, respectively accounting for 72.51% and 14.05% of the total technical workforce.

Cultivation of International Talents

The Company’s strong focus on cultivating international talents is manifested in its established system of strata training which promotes business integration both inside and outside the Company.

In 2017, the Company followed up and evaluated the effectiveness of revised overseas human resources management measures. Problems were subsequently analysed and measures were improved to satisfy the different needs of human resources management for overseas business. We continued to implement programs for international talent selection, training and assessment. Short and long term talent exchange program was carried out with Nexen to facilitate integration.

Corporate Governance Report

GOVERNANCE STANDARDS

The Company has always upheld and attained high standard of business ethics, for which its transparency and standard of governance have been recognized by the public and its shareholders. In 2017, the Company was awarded the “Best Investor Relations Company (China)” and “Asia’s Best CEO (Investor Relations (China))” by “Asian Excellence Award” organized by Corporate Governance Asia magazine and “2017 China Securities Golden Bauhinia Awards – Best Board Secretary of Listed Companies” by Ta Kung Wen Wei Media Group. High and strict standard of corporate governance enables the Company to operate steadily and efficiently and is in the long-term interests of the Company and its shareholders.

Since its listing, the Company has endeavoured to maximize its shareholders’ value. In 2017, the Company executed its corporate governance policies strictly and sought to comply with the relevant provisions in the “Corporate Governance Code and Corporate Governance Report” set out in Appendix 14 to the Listing Rules (the “CG Code”), ensuring that all decisions were made on the principles of trust and fairness and in an open and transparent manner so as to protect the interests of all shareholders. The Company values the importance of corporate governance and in light of the CG Code, the Company set out a summary of the Company’s key corporate governance practices during 2017 below.

KEY CORPORATE GOVERNANCE PRINCIPLES AND THE COMPANY’S PRACTICES

A.	DIRECTORS

A.1	The Board

Principle: “An issuer should be headed by an effective board which should assume responsibility for its leadership and control and be collectively responsible for promoting its success by directing and supervising its affairs. Directors should take decisions objectively in the best interests of the issuer.

The board should regularly review the contribution required from a director to perform his responsibilities to the issuer, and whether he is spending sufficient time performing them.”

•	The Board consisted of nine members, including two Executive Directors, three Non-executive Directors and four Independent Non-executive Directors, as of 31 December 2017.

•	The list of Directors, their respective biographies, and their respective roles in the Committees and the management are set out on pages 44 to 51 and 148 of this annual report, respectively. The relevant information has also been disclosed on the Company’s website.

•	The Board and Committee members of the Company are dedicated, professional and accountable.

•	The Company holds Board meetings at least four times a year at approximately quarterly intervals. Four Board meetings were held in 2017. Members of the Board have also actively participated in the discussions on the business and operation of the Company, either in person or through other electronic means of communication such as emails, when necessary.

•	There exists an open atmosphere for Directors to contribute alternative views. All decisions of the Board are made on the principles of trust and fairness in an open and transparent manner, so as to protect the interests of all shareholders.

•	The Board has regularly reviewed the contribution required from a Director to perform his responsibilities to the

Company, and whether he is spending sufficient time performing them in accordance with the CG Code.

Attendance of full Board meetings held in 2017

	No. of meetings attended
	(Four meetings in total)
	by Director	by proxy

Executive Directors
Yuan Guangyu (Note 1)	4	0
Xu Keqiang (Note 2)	3	0

Non-executive Directors
Yang Hua (Chairman) (Note 3)	4	0
Liu Jian (Vice Chairman) (Note 4)	3	1
Wu Guangqi	4	0

Independent
Non-executive Directors
Chiu Sung Hong	4	0
Lawrence J. Lau	4	0
Tse Hau Yin, Aloysius	4	0
Kevin G. Lynch	4	0

Note 1: With effect from 18 April 2017, Mr. Yuan Guangyu was appointed as the Chief Executive Officer of the Company and resigned as the President of the Company.

Note 2: With effect from 18 April 2017, Mr. Xu Keqiang was appointed as an Executive Director and the President of the Company.

Note 3: With effect from 18 April 2017, Mr. Yang Hua was re-designated from an Executive Director to a Non-executive Director of the Company and resigned as the Chief Executive Officer of the Company. He remains as the Chairman of the Board.

Note 4: Mr. Liu Jian appointed Mr. Yang Hua as his proxy to attend the Board meeting held on 26 May 2017 and to vote on his behalf.

•	The Joint Company Secretaries consulted the Directors on matters to be included in the agenda for regular Board meetings.

•	Dates of regular Board meetings have been scheduled at least two months before the meeting to provide sufficient notice to all Directors so that they can have an opportunity to attend. For non-regular Board meetings, reasonable advance notices have been given.

•	Minutes of the meetings of the Board and Committees are kept by the Joint Company Secretaries and open for inspection at any reasonable time upon reasonable request by any Director.

•	Minutes of the meetings of the Board and Committees recorded sufficient details of the matters considered by the Board and Committees and decisions reached, including any concerns raised by Directors or dissenting views expressed. Draft and final versions of the minutes of the Board meetings and Committee meetings are sent to all Directors and all Committee members respectively within a reasonable time after the Board meetings and Committee meetings for their comments and records.

•	Committees may, upon reasonable request, seek independent professional advice in appropriate circumstances at the Company’s expense. The Board would resolve to provide separate independent professional advice to Directors to assist them in performing their duties to the Company at the Company’s expense.

•	If a substantial shareholder or a Director has a conflict of interest in a matter to be considered by the Board and such interest has been considered to be material by the Board, the matter will not be dealt with by a written resolution but a Board meeting will be convened for that matter. Independent Non-executive Directors who do not (and whose close associates also do not) have material interest in the transaction will be present at such Board meeting.

•	The Company has arranged appropriate insurance cover in respect of legal action against its Directors.

A.2	Chairman and Chief Executive

Principle: “There are two key aspects of the management of every issuer — the management of the board and the day-to-day management of business. There should be a clear division of these responsibilities to ensure a balance of power and authority, so that power is not concentrated in any one individual.”

•	Within the reporting period, prior to 18 April 2017, Mr. Yang Hua served both as the Chairman of the Board and as the CEO of the Company as he is familiar with the culture and operations of the Company and has extensive experience in the oil and gas industry. The Directors consider that vesting two roles in the same individual enables the Company to make and implement decisions promptly and efficiently and will not impair the balance of power and authority between the Directors and the management of the Company. With effect from 18 April 2017, Mr. Yang Hua resigned as the CEO of the Company and he remains as the Chairman of the Board. Mr. Yuan Guangyu, an existing Executive Director, has been appointed as the CEO of the Company. As such, since 18 April 2017, the roles of the Chairman of the Board and CEO of the Company are separate and are not performed by the same individual.

•	The Chairman ensures all Directors are properly briefed on issues arising at Board meetings and is responsible for ensuring that Directors receive, in a timely manner, adequate information, which must be accurate, clear, complete and reliable.

•	One of the important roles of the Chairman is to provide leadership for the Board. The Chairman ensures that the Board works effectively and performs its responsibilities, and that all key and appropriate issues are discussed by the Board in a timely manner. The Chairman delegates the responsibility of drawing up the agenda for each Board meeting and Committee meeting to the Joint Company Secretaries who will take into account, where appropriate, any matters proposed by the other Directors for inclusion in the agenda, and the Chairman is primarily responsible for approving the agenda.

•	The Chairman takes primary responsibility for ensuring that good corporate governance practices and procedures are established.

•	The Chairman encourages all Directors to make full and active contribution to the Board’s affairs and takes the lead to ensure that the Board acts in the best interests of the Company. The Chairman encourages Directors with different views to voice their concerns, allows sufficient time for discussion of issues and ensures that Board decisions fairly reflect Board consensus.

•	The Chairman holds meetings with the Independent Non-executive Directors and Non-executive Directors without the presence of the Executive Directors at least annually.

•	The Chairman ensures that appropriate steps are taken to provide effective communication with shareholders and that their views are communicated to the Board as a whole.

•	The Chairman promotes a culture of openness and debate by facilitating the effective contribution of Non-executive Directors and Independent Non-executive Directors in particular and ensuring constructive relations between Executive and Non-executive Directors.

•	The CEO is responsible for conducting the Company’s business and affairs consistent with the principles and directions established by the Board.

A.3	Board composition

Principle: “The board should have a balance of skills, experience and diversity of perspectives appropriate to the requirements of the issuer’s business. It should ensure that changes to its composition can be managed without undue disruption. It should include a balanced composition of executive and non-executive directors (including independent non-executive directors) so that there is a strong independent element on the board, which can effectively exercise independent judgment. Non-executive directors should be of sufficient calibre and number for their views to carry weight.”

•	The Board, as representatives of the shareholders of the Company, is committed to the achievement of business success and the enhancement of long-term shareholder’s value with the highest standards of integrity and ethics. The role of the Board is to direct, guide and oversee the conduct of the Company’s business and to ensure that the interests of the shareholders are being served.

•	As of 31 December 2017, the Board consisted of nine members: two of them were Executive Directors, three of them were Non-executive Directors and four of them were Independent Non-executive Directors. All Directors were identified by categories of Executive Directors, Non-executive Directors and Independent Non-executive Directors in all corporate communications that set out the names of the Directors of the Company. A list of the Directors identifying their updated roles and functions was maintained on the Company’s website and on the Hong Kong Stock Exchange’s website during the reporting period.

•	The Executive Directors of the Company are all individuals with extensive experience in the Company’s respective fields of operation. Both of them are familiar with the Company’s businesses and have cooperated with leading global players in the oil and gas industry. Mr. Yuan Guangyu has over 30 years of experience in the oil and gas industry and Mr. Xu Keqiang has over 20 years of experience in the oil and gas industry.

•	The Non-executive Directors of the Company are all individuals with extensive experience in the parent company’s respective fields of operation.

•	The Independent Non-executive Directors of the Company are all professionals or scholars with backgrounds in the legal, economic, financial and investment fields. They have extensive experience and knowledge of corporate management and make significant contributions to the Company’s strategic decisions.

•	The Company believes that the active involvement of the Non-executive Directors and Independent Non-executive Directors in the management and decision making of the Board and its Committees strengthens the objectivity and independence of the Board.

•	The diverse backgrounds of the Board members ensure that they can fully represent the interests of all shareholders of the Company and to enhance the effectiveness of the Board and corporate governance.

•	The Company has received annual confirmations from all of its Independent Non-executive Directors acknowledging full compliance with the relevant requirements in respect of their independence pursuant to Rule 3.13 of the Listing

Rules. The Company is therefore of the view that all of the Independent Non-executive Directors are independent.

A.4 & Appointments, re-election and removal &

A.5	Nomination Committee

Principle: “There should be a formal, considered and transparent procedure for the appointment of new directors. There should be plans in place for orderly succession for appointments. All directors should be subject to re-election at regular intervals. An issuer must explain the reasons for the resignation or removal of any director.”

•	The Nomination Committee comprises two Independent Non-executive Directors (Mr. Lawrence J. Lau and Mr. Kevin G. Lynch) and one Non-executive Director (Mr. Yang Hua, whose re-designation from Executive Director to Non-executive Director became effective on 18 April 2017), with Mr. Yang Hua serving as the Chairman of the Nomination Committee. A list of members of the Nomination Committee is set out under the section headed “Company Information” on page 148 of this annual report.

•	The role of the Nomination Committee is to determine the policy and establish proper procedures for the selection of the Company’s leadership positions, upgrade the quality of Board members and perfect the Company’s corporate governance structure.

•	The main authorities and responsibilities of the Nomination Committee are to make recommendations to the Board for suitable candidates to serve as Directors and senior management of the Company for approval by the Board, to review the structure, size and composition of the Board (including the skills, knowledge and experience), and to evaluate the leadership abilities of Executive Directors, so as to ensure the competitiveness of the Company.

•	When nominating a particular candidate for Director, the Nomination Committee will consider (1) the breadth and depth of the management and/or leadership experience of the candidate; (2) financial literacy or other professional or business experience of the candidate that are relevant to the Company and its business; and (3) the experience or knowledge of the candidate in international operations. All candidates must be able to meet the standards set out in Rules 3.08 and 3.09 of the Listing Rules. When nominating an Independent Non-executive Director who has served the Company for more than nine years, the Board will propose shareholders’ vote by way of a separate resolution on any decision to re-elect such Independent Non-executive Director and include in the circular and/or explanatory statement accompanying the notice of the relevant general meeting to shareholders the reasons why the Board still considers such Director as independent and shall be re-elected. Mr. Tse Hau Yin Aloysius who has served as an Independent Non-executive Director of the Company for over nine years, will retire from office and being eligible for re-election at the forthcoming annual general meeting of the Company to be held on 31 May 2018. Mr. Tse has thorough understanding of the Company’s operations and business. As an Independent Non-executive Director, Mr. Tse has expressed objective views and given valuable independent guidance to the Company over the years. He is currently a member of the audit committee and the remuneration committee, and has served as a member of the independent board committee in connection with the connected transactions entered into by the Company and its subsidiaries. Mr. Tse has continued to demonstrate firm commitments to his role. Mr. Tse always places great importance on high standards of corporate governance, and regularly monitors communications between the Company and its external auditors to ensure the high quality of the Company’s financial reports and relevant disclosure. Mr. Tse has provided confirmation of his independence according to Rule 3.13 of the Listing Rules. The Board considers that Mr. Tse remains independent for the purpose of the Listing Rules despite the fact that he has served the Board for over nine years. In accordance with Code Provision A.4.3 of the CG Code, the Company will include in the notice and the circular of the annual general meeting of the Company to be held in 2018 the reasons why the Board still considers Mr. Tse as independent and shall be re-elected.

•	The Nomination Committee is also responsible for evaluating the contributions and independence of incumbent Directors so as to determine whether they should be recommended for re-election. Based on such evaluation, the

Nomination Committee will recommend to the Board candidates for re-election at general meetings and appropriate replacements (if necessary). The Board, based on the recommendations of the Nomination Committee, will propose to the shareholders the candidates for re-election at the relevant general meetings.

•	A Director appointed by the Board to fill a casual vacancy or as an addition shall hold office until the next extraordinary general meeting and/or annual general meeting (as appropriate).

•	Our Non-executive Directors are appointed for a term of one year. However, none of our existing Independent Non-executive Directors are appointed for a specific term, which constitutes a deviation from the CG Code. Further explanation is set out under the section headed “Compliance with the Corporate Governance Code” on page 41.

•	All Directors, including those appointed for a specific term are subject to retirement by rotation once every three years and are subject to re-election in accordance with the Articles of Association of the Company (as amended and adopted by special resolution of the Company on 27 May 2009) (the “Articles”) and the CG Code.

•	The following is a summary of the work performed by the Nomination Committee under its charter during the year:

—	Reviewed the structure, size and composition (including the skills, knowledge and experience) of the Board and its committees and made recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

—	Assessed the independence of Independent Non-executive Directors;

—	Identified individuals suitably qualified to become Board members and made recommendations to the Board on the selection of individuals nominated for directorships;

—	Made recommendations to the Board on the re-election of Directors and reviewed succession planning for Directors, in particular the Chairman and CEO, according to the nomination procedure and process and criteria adopted by the Company;

—	Reviewed and monitored the training and continuous professional development of Directors and senior management and made recommendations to the Board in that regard; and

—	Evaluated and assessed the effectiveness of the Nomination Committee and the adequacy of the charter of the Nomination Committee and recommended the proposed changes to the charter to the Board (if necessary).

•	During the year ended 31 December 2017, Mr. Yang Hua, the Chairman of the Board and the Chairman of the Nomination Committee, was re-designated from an Executive Director to a Non-executive Director and resigned as the CEO with effect from 18 April 2017. Mr. Yuan Guangyu, was appointed as the CEO of the Company and resigned as the President of the Company with effect from 18 April 2017. Mr. Xu Keqiang was appointed as an Executive Director and the President of the Company with effect from 18 April 2017. Other than the above, the Nomination Committee considered that any other change to the composition of the Board was not necessary. It will keep assessing whether any such change is required going forward and will recommend to the Board qualified candidates as Directors according to the nomination policy and procedure of the Nomination Committee.

•	In accordance with Code Provision A.5.6 of the CG Code and to demonstrate the Company’s continued commitment to high standards of corporate governance, the Board adopted a board diversity policy (the “Policy”) on 20 August 2013 prior to the implementation date as required by the Listing Rules. The Policy aims to continue to improve corporate governance and ensure the diversity of Board members. A summary of the Policy is set out below:

Purpose:	The Policy aims to continue to improve corporate governance and ensure the diversity on the Board.

Policy statement:

With a view to leading its leap-forward development, the Company sees increasing diversity at the Board level as an essential element in supporting the attainment of its strategic objectives and sustainable development. In designing the Board’s composition, board diversity shall be considered from a number of aspects, including but not limited to, gender, age, cultural and educational background, professional experience, skills, knowledge and length of service. All Board appointments will be based on meritocracy, and candidates will be considered against objective criteria, having due regard to the benefits of diversity on the Board.

Selection criterion:

Selection of candidates will be based on diversity of perspectives, including but not limited to, gender, age, cultural and educational background, professional experience, skills, knowledge and diversified vision.

Since the adoption of the Policy in August 2013, the Board has observed the Policy and took into account the objectives set out in the Policy in reviewing its Board composition. In particular, in selecting the candidates for Non-executive Director, not only the Board considered the knowledge, experience and industry-specific exposures of the candidates, the Board also took into account other factor such as cultural background and diversified vision of the candidates. In selecting candidates for Executive Director, the Board will consider knowledge and exposures in the oil and gas industry, leadership and management skills and experience and length of service in the industry. As a result, the Nomination Committee considered that the appointment and re-designation of Executive Directors and Non-executive Directors (as the case maybe) during the reporting period were appropriate and that there is sufficient diversity at the Board level.

Attendance of individual members at Nomination Committee meetings in 2017

	No. of meeting attended
	(1 meeting in total)
	by committee
Directors	member	by proxy

Yang Hua (Chairman)	1	0
Lawrence J. Lau	1	0
Kevin G. Lynch	1	0

A.6	Responsibilities of Directors

Principle: “Every director must always know his responsibilities as a director of an issuer and its conduct, business activities and development. Given the essential unitary nature of the board, non-executive directors have the same duties of care and skill and fiduciary duties as executive directors.”

•	The Company regularly updates its Directors with changes in laws and regulations relevant to their roles as Directors of the Company.

•	Directors’ training and professional development:

–	All Directors newly appointed to the Board receive a comprehensive, formal and tailored induction on appointment for the purpose of giving an overview of the business and operations of the Group and appropriate briefings and trainings from the Company covering the statutory and regulatory obligations of Directors, organizational structure, policies, procedures and codes of the Company and terms of reference of Committees. The senior management and the Joint Company Secretaries will also conduct subsequent briefings as and when necessary to ensure that the Directors are kept appraised of the latest developments relevant to the operations and business of the Company, and their responsibilities under statutes and common law, the Listing Rules, legal and other regulatory requirements as well as the Company’s business and governance policies, so that they are able to discharge their responsibilities properly.

–	The Company also recognizes the importance of continuous professional development of the Directors. Directors are encouraged to participate in continuous professional development to develop and refresh their knowledge and skills. During the year, the Company arranged trainings conducted by its external professional advisers on the updates on Listing Rules, applicable laws, rules and regulations relating to Directors’ duties and responsibilities. The trainings covered a broad range of topics including latest trends of corporate governance in the US and HK, case study on market misconduct, review of major compliance events of the Company, base erosion and profit shifting and Extractive Sector Transparency Measures Act.

–	Certain Directors also attended trainings organized by the Company or external professional bodies on other regulatory updates as well as obligations of directors. In addition, Directors also read materials/publications which they thought appropriate and necessary for the fulfillment of their roles. The Directors provided their regular training records to the Company.

–	In addition, the Company also provided regular updates to Directors in respect of continuing obligations of listed issuers and their directors as well as monthly updates on the business and operations of the Group.

•	The Non-executive Directors and the Independent Non-executive Directors actively participate in Board meetings and Committees meetings to exercise their independent judgement on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct of the Company. They are responsible for taking the lead where potential conflicts of interests arise.

•	The Non-executive Directors and the Independent Non-executive Directors are invited to serve on the Audit, Remuneration and Nomination Committees of the Company.

•	During 2017, each Non-executive Director or Independent Non-executive Director attended or otherwise appointed an alternate to attend all regularly scheduled meetings of the Board and Committees on which such Non-executive Director or Independent Non-executive Director sat in, and reviewed the meeting materials distributed in advance for such meetings and shared their experience, skills and expertise with the Board or the relevant Committees. All of the Non-executive Directors and Independent Non-executive Directors of the Company made positive contributions to the development of the Company’s strategy and policies through independent, constructive and informed comments. The Non-executive Directors and the Independent Non-executive Directors have been responsible for scrutinising our performance in achieving agreed corporate goals and objectives and monitoring our performance reporting.

•	Mr. Yang Hua, Chairman of the Board, together with the Independent Non-executive Directors attended the General Meetings held in 2017 and responded to questions raised by the shareholders in order to develop a balanced understanding of the views of shareholders.

Attendance at general meetings in 2017:

No. of meetings attended
(1 meeting in total)

Executive Directors
Yuan Guangyu (Note 1)	1
Xu Keqiang (Note 2)	1

Non-executive Directors
Yang Hua (Chairman) (Note 3)	1
Liu Jian (Vice Chairman)	0
Wu Guangqi	1

Independent Non-executive Directors
Chiu Sung Hong	1
Lawrence J. Lau	1
Tse Hau Yin, Aloysius	1
Kevin G. Lynch	1

Note 1:
With effect from 18 April 2017, Mr. Yuan Guangyu was appointed as the Chief Executive Officer of the Company and resigned as the President of the Company.

Note 2:
With effect from 18 April 2017, Mr. Xu Keqiang was appointed as an Executive Director and the President of the Company.

Note 3:
With effect from 18 April 2017, Mr. Yang Hua was re-designated from an Executive Director to a Non-executive Director of the Company and resigned as the Chief Executive Officer of the Company. He remains as the Chairman of the Board.

•	The Directors are required to inform the Company in case of any change in the number and nature of offices held in public companies or organizations and other significant commitments. Please refer to “Directors and Senior Management” on pages 44 to 51 for the biographies of the Directors.

A.7	Supply of and access to information

Principle: “Directors should be provided in a timely manner with appropriate information in the form and quality to enable them to make an informed decision and perform their duties and responsibilities.”

•	The Company’s senior management regularly provides the Board and its Committees with adequate information in a timely manner to enable them to make informed decisions. Senior management also organises presentations to the Board conducted by professional advisers on specific transactions as appropriate.

•	For regular Board meetings and Committee meetings, the agenda and accompanying Board papers are sent in full to all Directors at least three days before the intended date of the Board meetings or Committee meetings.

•	The Board and each Director have separate and independent access to the Company’s senior management and also the Joint Company Secretaries, who will provide full and prompt responses to queries raised by the Directors. All Directors are entitled to have access to the Board papers, minutes and related materials upon reasonable notice.

B.	REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT AND BOARD EVALUATION

B.1	The level and make-up of remuneration and disclosure

Principle: “An issuer should disclose its directors’ remuneration policy and other remuneration related matters. The procedure for setting policy on executive directors’ remuneration and all directors’ remuneration packages should be formal and transparent. Remuneration levels should be sufficient to attract and retain directors to run the company successfully without paying more than necessary. No director should be involved in deciding his own remuneration.”

•	The Remuneration Committee comprises two Independent Non-executive Directors (Mr. Chiu Sung Hong and Mr. Tse Hau Yin, Aloysius), and one Non-executive Director (Mr. Wu Guangqi), with Mr. Chiu Sung Hong serving as the Chairman of the Remuneration Committee. The Remuneration Committee is delegated with the authority of determining and approving salaries, bonuses, share option packages, performance appraisal systems and retirement plans for all Executive Directors and senior management. A list of members of the Remuneration Committee is set out in “Company Information” on page 148 of this annual report.

•	The major responsibilities and authorities of the Remuneration Committee include making recommendations to the Board on the Company’s policy and structure of the remuneration of Directors and senior management of the Company and on the establishment of a formal and transparent procedure for developing remuneration policy, determining and reviewing the service contracts and specific remuneration packages for all Executive Directors and senior management, such as benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, reviewing and approving the compensation arrangements relating to dismissal or removal of Directors for misconduct to ensure consistency with contractual terms, and making recommendations to the Board on the remuneration of Non-executive Directors and Independent Non-executive Directors.

•	The Company’s emolument policy is to maintain fair and competitive packages with reference to industry standards and prevailing market conditions. The Remuneration Committee is mindful that levels of remuneration must be sufficient to attract and retain the Directors and senior management in order to run the Company successfully, but at the same time, the Company should avoid setting remunerations which are in excess of those necessary for this purpose. The Directors’ emolument package may comprise the Director’s fees, basic salaries and allowances, bonuses, share options and others. The following factors are considered in determining the Directors’ remuneration package:

—	Business needs, company goals and objectives;

—	Responsibilities of the Directors and their individual contribution; and

—	Changes in relevant markets, for example, supply/demand fluctuations and changes in competitive conditions.

Details of the remuneration, as well as the share option benefits of Directors for the year ended 31 December 2017, are set out on pages 94 to 95 of this annual report.

No individual Director or any of his/her associates or senior management of the Company is permitted to determine his/her own remuneration.

The Company seeks to apply similar principles when determining the remuneration packages for senior management with reference to the Board’s corporate goals and objectives. Other general staff and employees are rewarded on a performance-rated basis with other fringe benefits such as social insurance, pension funds and medical cover.

Please refer to notes 8 to 9 to the financial statements on pages 94 to 96 of this annual report for details of Directors’

remuneration and senior management’s remuneration by band and the five highest paid individuals in the Company.

•	The remuneration of Non-executive Directors and Independent Non-executive Directors recommended by the Remuneration Committee is determined by the Board where the vote of the Directors concerned will not be counted in relation to their remuneration.

•	The Remuneration Committee also administers the Company’s share option schemes and all other employee equity-based compensation plans, with full authority to make all other determinations in the administration thereof, but subject to the limitations prescribed by laws and the rules of such plans and programs.

•	The Remuneration Committee consults the Chairman and CEO about its proposal relating to the remuneration of other Executive Directors and have access to independent professional advice if necessary.

•	The following is a summary of the work performed by the Remuneration Committee under its charter during the year:

—	Reviewed and approved the remuneration packages of the Company’s individual Executive Directors and senior management of the Company;

—	Reviewed and approved the remuneration packages of the newly appointed Director and senior management;

—	Made recommendations to the Board on the Company’s policy and structure for Directors and senior management remuneration and on the establishment of a formal and transparent procedure for developing remuneration policy;

—	Assessed performance of Executive Directors and approved the terms of their service contracts;

—	Made recommendations to the Board on the remuneration of the Company’s Non-executive Directors; and

—	Evaluated and assessed the effectiveness of the Remuneration Committee and the adequacy of the charter of the Remuneration Committee and recommended the proposed changes to the charter to the Board (if necessary).

Attendance of individual members at Remuneration Committee meetings in 2017

	No. of meetings attended
	(3 meetings in total)
	by committee
Directors	member	by proxy

Chiu Sung Hong (Chairman)	3	0
Tse Hau Yin, Aloysius	3	0
Wu Guangqi	3	0

C.	ACCOUNTABILITY AND AUDIT

C.1	Financial reporting

Principle: “The board should present a balanced, clear and comprehensible assessment of the company’s performance, position and prospects.”

•	The Company has established a mechanism for reporting to the Board by providing a monthly management report in order to ensure that the Board fully understands the operating conditions and the relevant financial position of the

Company. The Board is responsible for preparing accounts that give a true and fair view of the Group’s financial position on a going-concern basis and other financial disclosures. Management provides the Board with the relevant information it needs to fulfill these responsibilities.

•	Directors will discuss the operating budget for the next year and approve the operating budget at the end of each year and will review the execution of the operating budget for the whole year. Management will also provide sufficient explanations and information to the Board. All significant changes in the operating conditions and investment decisions will be discussed in sufficient details by the Board.

•	Directors will also discuss and analyse the performance of the Group, the long term business model and corporate strategies of the Company for achieving the Company’s objectives and generating or preserving value over the longer term. Please refer to the relevant section in Management’s Discussion and Analysis on pages 61 to 65 for details.

•	If necessary, the Directors will also engage professional independent consultants so that the Directors can gain an in-depth and comprehensive understanding and assessment of the relevant matters, in order to make well-grounded assessments.

•	In response to Section 404 of the Sarbanes-Oxley Act promulgated by the U.S. Congress in 2002 to safeguard the interests of investors, increase the accuracy and effectiveness of financial reporting and financial information disclosure, the management has issued a statement on the responsibility and effectiveness of internal control based on financial reporting, and the auditors of the Company have also audited the effectiveness of internal control over financial reporting.

•	The Company regularly updates investors with progress of development and performance of the Company through formal channels such as annual reports, interim reports and announcements made through the Hong Kong Stock Exchange’s website and the Company’s website, as well as through press releases. The Company also issues quarterly operational statistics and announces its strategy at the beginning of the year to enhance transparency about its performance and to give details of the latest development of the Company in a timely manner.

•	The Company provides a balanced, clear and understandable assessment in its interim and annual reports, other financial disclosures required by the Listing Rules, reports to the regulators and information disclosed under statutory requirements to enable investors to appraise its development over the period and its financial position.

•	The Company has also engaged independent technical consultant firms to conduct a review of its oil and gas business and discloses details of its oil and gas properties in its annual report (as set out on pages 128 to 140).

•	The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern as referred to in Code Provision C.1.3 of the CG Code.

•	The statement by the auditor of the Company regarding its reporting responsibilities on the financial statements of the Group is set out in the Independent Auditors’ Report on page 66.

C.2	Risk management and internal control

Principle: “The board is responsible for evaluating and determining the nature and extent of the risks it is willing to take in achieving the issuer’s strategic objectives, and ensuring that the issuer establishes and maintains appropriate and effective risk management and internal control systems. The board should oversee management in the design, implementation and monitoring of the risk management and internal control systems, and management should provide a confirmation to the board on the effectiveness of these systems.”

•	The Board acknowledges that it is its responsibilities to ensure that the Company establishes and maintains appropriate and effective risk management and internal control systems and review their effectiveness. Such systems are designed to manage rather than eliminate risks of failure to achieve business objectives, and can only provide reasonable, but not absolute, assurance against material misstatement or loss.

•	The Board regularly, and at least annually, receives reports from the management of the Company regarding the establishment, review and evaluation of the Company’s strategic, financial, operational and compliance control, risk management and internal control systems. All major risks are reported to the Board. The Board will also evaluate the corresponding risks and the response plan.

•	The Audit Committee is delegated by the Board to oversee the risk management and internal control systems and the internal audit function of the Company on an on-going basis (at least annually). For work completed by the Audit Committee on the Company’s risk management and internal control systems, please refer to the section headed “C.3 Audit Committee” below.

•	The Company’s Risk Management Committee is directly managed by the CEO of the Company and has been authorized by the Board to be in charge with the organization and implementation of the overall risk management and internal control. The Risk Management Committee is responsible for establishing the risk management and internal control systems, implementing standardized organization, authorization, responsibilities, procedures and methods for the risk management and internal control systems. The Risk Management Committee is also responsible for ongoing monitoring of the risk management and internal control systems of the Company, and makes periodic reports to the Audit Committee and the Board regarding the status of the risk management and internal control systems of the Company.

•	With respect to risk management, the Company has chosen and adopted the risk management framework issued by COSO in the United States of America (“COSO”), established a risk management system covering design, implementation, monitoring, assessment and continuous improvement based on the ISO 31000:2009 “Risk Management – Principles and Guidelines”. The Risk Management Committee established the overall targets and policies of the risk management system which are in line with the strategic objectives of the Company, and identified, analysed and assessed the overall risk of the Company, including the Company’s key risks in making major decisions, important events and key business processes. The Risk Management Committee is also responsible for reviewing and approving the response plans to major risks, as well as periodically following-up and reviewing the implementation of such response plans, in order to make sure that sufficient attention, monitor and responses will be paid to all key risks of the Company. The risk management reports are submitted to the Audit Committee and the Board periodically.

•	With respect to internal control, the Company has chosen and adopted the internal control framework issued by COSO, established an internal control system and mechanism over financial, operational and compliance controls and has conducted continuing review and evaluation of the internal control system of the Company to ensure the timeliness, accuracy and completeness of all information reported.

•	The Company has established procedures for identifying, handling and disseminating inside information in compliance with the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), including the issue of an inside information disclosure policy, the requirement for the employees of the Company to read and comply with such policy and the annual review and update (if necessary) of such inside information disclosure policy, pre-clearance on dealing in Company’s securities by Directors and designated members of the management, notification of regular blackout period and securities dealing restrictions to relevant Directors and employees, identification of project by code name and dissemination of information to stated purpose and on a need-to-know base have been implemented by the Company to guard against possible mishandling of inside information within the Group.

•	Whistleblowing policy and system have been established for employees and those who deal with the Company to raise concerns about possible improprieties in any matter relating to the Company.

•	The Company has maintained an open channel to handle and discuss internal reports concerning finance, internal control and fraud to ensure that all reports will receive sufficient attention and any significant internal control weakness or reports will directly reach to the chairman of the Audit Committee.

•	The Company has established a mechanism for remediating internal control deficiency under which the management of each level are assigned with clear responsibilities relating to remediating internal control deficiency in accordance with their respective levels. Those responsibilities are also included in the internal performance indicators of the Company.

•	During the reporting period, the Company’s internal audit function provided independent assurance as to the adequacy and effectiveness of the Company’s risk management and internal control systems. The financial condition, operational control and compliance control of the Company were examined by the internal audit function according to the audit plan approved by the Audit Committee. Different audit areas were assigned according to risk priority. The internal audit function assisted the Board to monitor the effectiveness of the risk management and internal control systems. After completion of an internal audit, analysis, appraisals, recommendations related to the activities inspected were formulated. The internal audit function reported to the Audit Committee and the Board about internal audit findings, internal audit recommendation and the management responses. In addition, the internal audit function maintained a regular dialogue with the Company’s external auditors so that both are aware of the significant factors which may affect their respective scope of work.

•	Reports from external auditors on internal control and relevant financial reporting matters were presented to and reviewed by the Audit Committee.

•	The management reported the above works to the Audit Committee for the purpose of assisting the Audit Committee to review the effectiveness of the risk management and internal control systems.

•	The management evaluated the design and operating effectiveness of the Company’s risk management system and the Company’s internal control over financial reporting for 2017 and did not discover any material weakness from the evaluation. As a result, the Board considered that as of 31 December 2017, the Company’s risk management system and the Company’s internal control over financial reporting were effective.

C.3	Audit Committee

Principle: “The board should establish formal and transparent arrangements to consider how it will apply financial reporting, risk management and internal control principles and maintain an appropriate relationship with the issuer’s auditors. The audit committee established under the Listing Rules should have clear terms of reference.”

•	The Audit Committee consists of three Independent Non-executive Directors (Mr. Tse Hau Yin, Aloysius, Mr. Chiu Sung Hong and Mr. Lawrence J. Lau), with Mr. Tse Hau Yin, Aloysius as the Audit Committee financial expert for the purposes of U.S. securities laws and Chairman of the Audit Committee. A list of members of the Audit Committee is set out under the section headed “Company Information” on page 148 of this annual report.

•	The Audit Committee meets at least twice a year and is responsible for reviewing the completeness, accuracy and fairness of the Company’s accounts, evaluating the Company’s auditing scope (both internal and external) and procedures as well as the effectiveness of the Company’s risk management and internal control systems. The Audit Committee, together with senior management and the external auditors, review the accounting principles and practices adopted by the Group and discuss the risk management and internal control and financial reporting matters. The Board also assesses the effectiveness of risk management and internal control systems based on the reviews by the Risk Management Committee, senior management, internal audit function and external auditors.

•	The Audit Committee is also responsible for overseeing the operation of the internal control system so as to ensure that the Board is able to monitor the Company’s overall financial position, to protect the Company’s assets, and to prevent major errors or omissions in financial reporting. The Audit Committee also meets at least twice a year with our external auditors.

•	The Audit Committee is responsible for overseeing and monitoring the risk management and internal control systems of the Company on an ongoing basis and reviewing with our external auditors and management periodically, not less than annually, the scope, adequacy and effectiveness of the Company’s corporate accounting and financial controls, risk management and internal control systems, and any related significant findings regarding risks or exposures and consider recommendations for improvement of such controls. The review should cover all material aspects, including strategic, financial, operational and compliance controls. In conducting annual review, the Audit Committee should, in particular, consider the factors including (a) the changes, since the last annual review, in the nature and extent of significant risks, and the Company’s ability to respond to changes in its business and the external environment; (b) the scope and quality of management’s ongoing monitoring of risks and of the internal control systems, and where applicable, the work of its internal audit function and other assurance providers; (c) the extent and frequency of communication of monitoring results to the Board and the Audit Committee which enables them to assess the effectiveness of the risk management and internal control systems of the Company; (d) significant control failings or weaknesses that have been identified during the period. Also, the extent to which they have resulted in unforeseen outcomes or contingencies that have had, could have had, or may in the future have, a material impact on the Company’s financial performance or condition; and (e) the effectiveness of the Company’s processes for financial reporting and Listing Rule compliance.

•	The Audit Committee is also responsible for reviewing the Company’s internal audit function, ensuring co-ordination within the Group and between the Company’s internal and external auditors, and ensuring that the internal audit function is adequately resourced and has appropriate standing within the Company and to review and monitor its effectiveness.

•	The following is a summary of the work performed by the Audit Committee under its charter during the year:

—	Reviewed the Company’s audited accounts, annual results announcements, unaudited interim accounts and interim results announcements before they are tabled to the Board for approval, and discussed with senior management and the external auditors over such accounts;

—	The Audit Committee held formal meetings with the external auditors and senior management of the Company at least twice a year to discuss the matters including:

(i)	the external auditors’ engagement letter and general scope of their audit work, including planning and staffing of the audit;

(ii)	the Company’s management discussion and analysis disclosures in the annual report of the Company; and

(iii)	the applicable accounting standards relating to the audit of the Company’s financial statements, including any recent changes;

—	In addition to formal meetings arranged by the Company, members of the Audit Committee were also given direct access to the external auditors, have frequent contacts with the external auditors to discuss issues from time to time;

—	On behalf of the Board, conducted a review of the effectiveness of the Company’s risk management and internal control systems for the year ended 31 December 2017. The annual review included works such as:

(i)	review of reports submitted by and discussions with the Risk Management Committee and other senior management concerned regarding major risks identified, changes in the nature and extent of major risks since the last annual review, measures and response plans to manage risks identified, and the ability of the Company to respond to such changes in its business operation, etc.;

(ii)	review on whether the management has established effective risk management and internal control systems pursuant to the Listing Rules as well as under relevant US requirements and to evaluate the scope and quality of the management’s works on the risk management system, internal control system and internal audit;

(iii)	review the adequacy of resources, staff qualifications and experience, training programmes and budget of the Company’s accounting, financial reporting functions and internal audit functions to ensure that the management had performed its duty;

(iv)	review of the effectiveness of the internal audit function of the Company to ensure coordination within the Group and between the Company’s internal and external auditors and to ensure that the internal audit function is adequately resourced and has appropriate standing within the Company;

(v)	consider the major investigation findings on risk management and internal control systems and management’s response to these findings; and

(vi)	make recommendations to the Board and the senior management on the scope and quality of management’s ongoing monitoring of risks and issues relevant to internal control.

On the basis of the aforesaid review, the Audit Committee was not aware of any significant issues that would have an adverse impact on the effectiveness and adequacy of the risk management and internal control systems of the Company;

—	Reviewed the work performed by the Company’s external auditors and their relationship with the Company’s senior management, and made recommendations to the Board in relation to the appointment of external auditors, as well as the proposed auditors’ fees;

—	Reviewed and approved the Company’s audit and non-audit pre-approval policy to ensure auditors’ independence;

—	Members of the Audit Committee received materials from the Company’s external auditors from time to time in order to keep abreast of changes in financial reporting principles and practices, as well as issues relating to financial reporting, risk management and internal controls relevant to the Company;

—	Considered and approved the non-audit services provided by the external auditors during the year;

—	Reviewed the arrangements by which employees of the Company can use, in confidence, to raise concerns about possible improprieties in financial reporting, risk management and internal control or other matters and ensure that proper arrangements are in place for fair and independent investigation and for appropriate follow-up actions;

—	Reported on its findings and suggestions to the Board following its review of different aspects of the Company’s financial reporting and risk management and internal control systems and made appropriate recommendations where necessary;

—	Reviewed the Company’s business ethics and compliance policies, related reports and training programs as appropriate and performed certain corporate governance duties delegated by the Board set out in Board Committees & Corporate Governance Functions section on page 39; and

—	Evaluated and assessed the effectiveness of the Audit Committee and the adequacy of the charter of the Audit Committee, and considered and recommended the proposed amendments to the charter and presented to the Board for approval.

•	Full minutes of the Audit Committee meetings are kept by the Joint Company Secretaries. Draft and final versions of minutes of the Audit Committee meetings are sent to all members of the Audit Committee for their comments and records respectively, in both cases within a reasonable time after the meetings.

•	The Audit Committee is provided with sufficient resources, including independent access to and advice from external auditors.

Attendance of individual members at Audit Committee meetings in 2017

	No. of meetings attended
Independent	(4 meetings in total)
Non-executive	by committee
Directors	member	by proxy

Tse Hau Yin, Aloysius
(Chairman and Financial Expert)	4	0
Chiu Sung Hong	4	0
Lawrence J. Lau	4	0

D.	DELEGATION BY THE BOARD

D.1	Management functions

Principle: “An issuer should have a formal schedule of matters specifically reserved for board approval. The board should give clear directions to management on the matters that must be approved by it before decisions are made on the issuer’s behalf.”

•	The Board is the ultimate decision-making body of the Company, other than those matters reserved to shareholders of the Company. The Board oversees and provides strategic guidance to senior management in order to enhance the long-term value of the Company for its shareholders. The Board delegates its management and administration functions to management and gives clear directions as to the powers of management at the same time, in particular, with respect to the circumstances where management should report back and obtain prior approval from the Board before making decisions or entering into any commitments on the Company’s behalf.

•	The day-to-day management is conducted by senior management and employees of the Company, under the direction of the CEO and the oversight of the Board. In addition to its general oversight of the management, the Board also performs a number of specific functions. The Company formalises the functions reserved to the Board and those delegated to management and reviews those arrangements periodically to ensure that they remain appropriate to the Company’s needs.

•	The primary functions performed by the Board include:

(i)	Reviewing and approving long-term strategic plans and annual operating plans, and monitoring the implementation and execution of these plans;

(ii)	Reviewing and approving significant financial and business transactions and other major corporate actions;

(iii)	Reviewing and approving financial statements and reports, and overseeing the establishment and maintenance of controls, processes and procedures to ensure accuracy, integrity and clarity in financial and other disclosures; and

(iv)	Overall responsibility for the Company’s ESG strategy and reporting, evaluating and determining the Company’s ESG-related risks, and ensuring appropriate and effective ESG risk management and internal control systems are in place.

•	The Board and the senior management have respective responsibilities, accountabilities and contributions. The primary functions performed by the senior management are to conduct the daily business and implement the abovementioned affairs approved and delegated by the Board and other matters as the Board may from time to time request.

•	The Directors review such delegation arrangements periodically to ensure they remain appropriate to our needs.

•	Directors clearly understand delegation arrangements in place. The Company has entered into service agreements with the Executive Directors and Non-executive Directors and has formal letters of appointment for Independent Non-executive Directors setting out the key terms and conditions of their engagements and appointments.

D.2	and D.3 Board Committees & Corporate Governance and Functions

Principle: “Board committees should be formed with specific written terms of reference which deal clearly with their authority and duties.”

•	The Company has established an Audit Committee, a Remuneration Committee and a Nomination Committee (each a “Committee”) and has established a specific written committee charter (the “Charter”) for each of the Committees which deals clearly with its authority and duties. The Charters of the Committees are published on the websites of the Hong Kong Stock Exchange and the Company. These Committees will report to the Board on their decisions and recommendations.

•	The Board has delegated the responsibility for performing certain corporate governance related duties and functions to the Audit Committee and the Nomination Committee.

•	The Audit Committee shall be responsible for performing the corporate governance duties set out below:

(i)	Developing and reviewing the Company’s policies and practices on corporate governance and making recommendations to the Board;

(ii)	Reviewing and monitoring the Company’s policies and practices on compliance with legal and regulatory requirements and making recommendations to the Board in that regard;

(iii)	Developing, reviewing and monitoring the Code of Ethics for Directors and Senior Officers (“Code of Ethics”) and making recommendations to the Board in that regard; and

(iv)	Reviewing the Company’s compliance with the CG Code and disclosure in the Corporate Governance Report and making recommendations to the Board in that regard.

•	The Nomination Committee shall be responsible for reviewing and monitoring the training and continuous professional development of Directors and senior management and making recommendations to the Board in that regard.

E.	COMMUNICATION WITH SHAREHOLDERS

E.1	Effective communication

Principle: “The board should be responsible for maintaining an on-going dialogue with shareholders and in particular, use annual general meetings or other general meetings to communicate with them and encourage their participation.”

•	The Board recognizes the importance of good and effective communication with all shareholders. With a policy of being transparent, strengthening investor relations, and providing consistent and stable returns to shareholders, the Company seeks to ensure transparency through establishing and maintaining different communication channels with shareholders.

•	The Company has a professionally-run investor relations department to serve as an important communication channel between the Company and its shareholders and other investors.

•	A key element of effective communication with shareholders and investors is prompt and timely dissemination of information in relation to the Company. In addition to announcing its interim and annual results to shareholders and investors, the Company also publicises its major business developments and activities through press releases, announcements and the Company’s website in accordance with relevant rules and regulations. Press conferences and analyst briefings are held from time to time on financial performance and major transactions.

•	The general meetings also provide a useful forum for shareholders to exchange views with the Board. The Chairman of the Board, as well as Chairmen of the Audit Committee, Nomination Committee and Remuneration Committee, or in their absence, members of the respective Committees, and the external auditors of the Company, are available to answer questions from shareholders at annual general meetings and extraordinary general meetings of the Company.

•	The Chairmen of the Board and all Committees, or in his absence, an alternate appointed by him will, whenever possible, propose separate resolutions for each substantially separate issue at general meetings of the Company.

•	The Company’s management ensures the external auditors attend the annual general meeting to answer questions about the conduct of the audit, the preparation and content of the auditors’ report, the accounting policies and auditors’ independence.

•	The Board established a shareholders’ communication policy and review it on a regular basis to ensure its effectiveness.

E.2	Voting by Poll

Principle: “The issuer should ensure that shareholders are familiar with the detailed procedures for conducting a poll.”

•	In 2017, all votes of shareholders at the annual general meeting of the Company were taken by poll or otherwise in accordance with the Listing Rules. The Chairman of a meeting ensured that shareholders were familiar with the procedures of voting by poll at the general meetings of the Company.

•	The results of the poll are published on the Hong Kong Stock Exchange’s website and the Company’s website.

F.	Company Secretary

Principle: “The company secretary plays an important role in supporting the board by ensuring good information flow within the board and that board policy and procedures are followed. The company secretary is responsible for advising the board through the chairman and/or the chief executive on governance matters and should also facilitate induction and professional development of directors.”

•	Ms. Li Jiewen and Ms. Tsue Sik Yu, May are the Joint Company Secretaries of the Company. Their biographies are set out on pages 50 to 51 of this report. The Nomination Committee of the Company has the responsibility to make recommendation for suitable candidates for the appointment of company secretary to the Board and the Board has the responsibility to approve their selection, appointment or dismissal by physical meeting of the Board.

•	The Joint Company Secretaries will report to the Chairman of the Board and/or the CEO.

•	Each of the Joint Company Secretaries has taken no less than 15 hours of relevant professional training every year.

•	All Directors have access to the advice and services of the Joint Company Secretaries to ensure that Board procedures as well as all applicable rules and regulations are followed.

SHAREHOLDERS’ COMMUNICATION AND RIGHTS TO CONVENE AN EXTRAORDINARY GENERAL MEETING

The procedures for shareholders to convene an Extraordinary General Meeting of the Company (“EGM”) are governed by Article 60 of the Articles and sections 566 to 568 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong). On the request of shareholders of the Company, representing at least 5% of the total voting rights of all shareholders having a right to vote at general meetings, the Directors are required to call a general meeting.

The request must state the general nature of the business to be dealt with at the EGM and may include the text of a resolution that may properly be moved and is intended to be moved at the EGM, be authenticated by the shareholder(s) making the request, and sent to the Company in hard copy form or in electronic form. The Directors must call an EGM within 21 days after the date on which they become subject to the requirement and such EGM must be held on a date not more than 28 days after the date of the notice convening the meeting is given.

Whilst giving the above request, shareholders are recommended to provide written explanation of the reasons and material implications relating to the proposed resolutions to enable all of the shareholders to properly consider and determine the proposed resolutions.

The Company will, upon receipt of a request referred to above, issue a notice of extraordinary general meeting of the proposed resolutions and (if applicable) circulars containing further information relating to the proposed resolutions in accordance with the Listing Rules.

Further enquiries relating to the above or enquiries that Shareholders wish to be put to the Board may be addressed to the Joint Company Secretaries of the Company at 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

PROCEDURES FOR PUTTING FORWARD PROPOSALS AT GENERAL MEETINGS BY SHAREHOLDERS

Shareholders are requested to follow sections 615 and 616 of the Companies Ordinance (Cap. 622 of the laws of Hong Kong) if they wish to request the Company to give to other shareholders, who are entitled to receive notice of the annual general meeting, notice of a resolution that may properly be moved and is intended to be moved at the annual general meeting.

Shareholders are requested to follow sections 580 to 583 of the Companies Ordinance (Cap. 622 of the laws of Hong Kong) if they wish to request the Company to circulate to other shareholders, who are entitled to receive notice of a general meeting, a statement with respect to a matter mentioned in a proposed resolution or other business to be dealt with at the general meeting.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

For the year ended 31 December 2017, the Company has complied with the provisions of the CG Code as set out in Appendix 14 of the Listing Rules, except for the deviation from the code provisions A.2.1 and A.4.1 of the CG Code. The following summarises the requirement under the above-mentioned code provisions A.2.1 and A.4.1 and the reason for such deviation.

CG Code Provision A.2.1

Under CG Code provision A.2.1, the roles of Chairman and Chief Executive Officer should be separate and not be performed by the same individual.

Within the reporting period, prior to 18 April 2017, Mr. Yang Hua had assumed both the roles of the Chairman and the CEO of the Company as he is familiar with the culture and operations of the Company and has extensive experience in the oil and gas industry. The Directors consider that vesting two roles in the same individual enables the Company to make and implement decisions promptly and efficiently and will not impair the balance of power and authority between the Board and the management of the Company. The Company has established board committees (namely, Audit Committee, Remuneration Committee and Nomination Committee), whose members mainly comprise of Independent non-executive Directors and are responsible for important corporate governance functions. In particular, the Audit Committee of the Company is responsible for overseeing and monitoring the risk management and internal control systems of the Company, to support the Board in discharging its responsibilities and to ensure the adequacy and effectiveness of the Company’s corporate accounting and financial controls, risk management and internal control systems. The four Independent Non-executive Directors who possess balance of skills and experience appropriate to the business of the Company also contribute valuable independent views to the Board. The Directors consider that although Mr. Yang Hua served as both the Chairman and CEO of the Company, there are sufficient checks and balances at the Board level.

With effect from 18 April 2017, Mr. Yang Hua resigned as the CEO of the Company and he remains as the Chairman of the Board. At the same time, Mr. Yuan Guangyu, an existing Executive Director, has been appointed as the CEO. As such, the roles of the Chairman and the CEO are separate and are not performed by the same individual and there has been no deviation from Code Provision A.2.1 since 18 April 2017.

CG Code Provision A.4.1

Under CG Code provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from the CG Code provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All Independent Non-executive Directors of the Company have retired from the office by rotation and have been re-elected in the past three years. The Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code.

CHANGES IN DIRECTORS

During the year ended 31 December 2017, there was the following change in Directors.

With effect from 18 April 2017, (i) Mr Yang Hua was re-designated from an Executive Director to a Non-executive Director and resigned as the CEO of the Company and remains as the Chairman of the Board and the Chairman of the Nomination Committee; (ii) Mr. Yuan Guangyu was appointed as the CEO of the Company and resigned as the President of the Company; and (iii) Mr. Xu

Keqiang was appointed as an Executive Director and the President of the Company.

CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51(B) of the Listing Rules, there is no other change in the information of Directors of the Company except as disclosed in this annual report.

CODE OF ETHICS

The Board adopted a Code of Ethics in 2003 to provide guidelines to the senior management and Directors in legal and ethical matters as well as the sensitivity involved in reporting illegal and unethical matters. The Code of Ethics covers areas such as supervisory rules, insider dealing, market malpractices, conflict of interests, company opportunities, protection and proper use of the Company’s assets as well as reporting requirements. As part of its continued efforts to improve its corporate governance standards, the Board conducted an annual review to the Code of Ethics since 2009, and the current version of the Code of Ethics was reviewed and adopted in August 2017.

The Company has provided all its Directors and senior officers with a copy of the Code of Ethics and requires them to comply with the Code of Ethics, so as to ensure the Company’s operation is proper and lawful. The Company will take disciplinary actions towards any act which is in breach of the Code of Ethics. All the senior management members and Directors are required to familiarise themselves with and follow the Code of Ethics to ensure that the Company’s operations are honest and legal. Violations of the rules will be penalized and serious breaches will result in dismissal.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted the abovementioned Code of Ethics which has incorporated the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the year ended 31 December 2017, with the Company’s Code of Ethics and the required standards set out in the Model Code.

SERVICES AND REMUNERATION OF AUDITORS

Deloitte Touche Tohmatsu, appointed as the independent auditors of the Company on 24 May 2013, was re-appointed and engaged as the Company and its subsidiaries’ auditors (“Auditors”) for the financial year ended 31 December 2017. Services provided by the auditors and fees charged by the auditors for the services for the year ended 31 December 2017 are as follows:

Audit Fees

The aggregate fees billed for professional services rendered by the Auditors for the audit of the Company’s annual financial statements or services that are normally provided by the Auditors in connection with statutory and regulatory filings or engagements were RMB 46.7 million for the financial year ended 31 December 2016 and RMB 50.9 million for the financial year ended 31 December 2017.

Audit-related Fees

The aggregate fees billed for assurance and related services by the Auditors that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” were RMB 6.0 million for the financial year ended 31 December 2016 and RMB 4.5 million for the financial year ended 31 December 2017.

Tax Fees

The aggregate fees billed for professional service rendered by the Auditors for tax compliance, tax advice and tax planning were RMB 0 for the financial year ended 31 December 2016 and RMB 0 for the financial year ended 31 December 2017.

All Other Fees

The aggregate fees billed for professional service rendered by the Auditors for risk management advisory services, and information systems reviews were RMB 0 for the financial year ended 31 December 2016 and RMB 250,000 for the financial year ended 31 December 2017.

There are no other fees payable to the Auditors for products and/or services provided by the Auditors, other than the services reported above, for the financial year ended 31 December 2016 and for the financial year ended 31 December 2017.

STATEMENT ON CORPORATE GOVERNANCE AS REQUIRED BY SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is the HKSE. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements of NYSE. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg

Directors and Senior Management

Executive Directors

1	Yuan Guangyu

2	Xu Keqiang

Non-executive Directors

3	Yang Hua (Chairman)

4	Liu Jian (Vice Chairman)

5	Wu Guangqi

Independent Non-executive Directors

6	Chiu Sung Hong

7	Lawrence J. Lau

8	Tse Hau Yin, Aloysius

9	Kevin G. Lynch

EXECUTIVE DIRECTORS

Yuan Guangyu

Born in 1959, Mr. Yuan is a professor-level senior engineer. He graduated from China University of Petroleum with a bachelor’s degree in drilling engineering. He graduated from the EMBA program of China Europe International Business School in 2007 with an MBA degree. Mr. Yuan joined China National Offshore Oil Corporation (“CNOOC”) in 1982 and has over 30 years of experience in the oil and gas industry. From February 1993 to October 2001, Mr. Yuan served as Deputy Manager of CNOOC Bohai Drilling Company, Deputy General Manager of CNOOC China Offshore Oil Northern Drilling Company, Deputy General Manager of the Operational Department of CNOOC, General Manager of CNOOC China Offshore Oil Northern Drilling Company. From October 2001 to January 2009, Mr. Yuan served as General Manager and President of CNOOC Services, and Vice Chairman of the Board of Directors, Chief Executive Officer and President of China Oilfield Services Limited (a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange). From November 2006 to May 2016, Mr. Yuan served as the Assistant President of CNOOC. Since July 2016, Mr. Yuan was appointed as the Vice President of CNOOC. In January 2009, Mr. Yuan was appointed as the Executive Vice President of the Company. In April 2013, Mr. Yuan was appointed as Director of Bohai Petroleum Administrative Bureau of CNOOC and General Manager of CNOOC China Limited Tianjian Branch, a subsidiary of the Company. Mr. Yuan also serves as the Director and General Manager of CNOOC China Limited and the Director of CNOOC International Limited, both subsidiaries of the Company. From 15 June 2016 to 5 May 2017, he was appointed as the Chairman of CNOOC International Limited. From 15 June 2016 to 18 April 2017, Mr. Yuan served as President of the Company and Mr. Yuan was appointed as an Executive Director of the Company with effect from 15 June 2016. Mr. Yuan was appointed as the Chief Executive Officer of the Company with effect from 18 April 2017.

Xu Keqiang

Born in 1971, Mr. Xu is a professor-level senior engineer. He graduated from Northwest University with a Bachelor of Science degree in Oil and Gas Geology. He received a master’s degree in Coalfield Oil and Gas Geology from Northwest University in 1996. Mr. Xu joined China National Petroleum Corporation in 1996 and served different positions. From April 2003 to April 2005, he served as Deputy General Manager of Sinopetro Investment Company Ltd. From April 2005 to September 2008, he served as Deputy General Manager of CNPC International (Kazakhstan) Ltd. and concurrently General Manager of CNPC Ai-Dan Munai Joint Stock Company. From September 2008 to March 2014, he served as Deputy General Manager of CNPC International (Kazakhstan) Ltd. and concurrently General Manager of Joint Stock Company CNPC International Aktobe Petroleum. From March 2014 to March 2017, he served as General Manager of PetroChina Tuha Oilfield Company, and Director of Tuha Petroleum Exploration &

Development Headquarters. In March 2017, Mr. Xu was appointed as a Vice President of CNOOC. In April 2017, Mr. Xu was appointed as the Chairman of Nexen Energy ULC, a subsidiary of the Company. He was appointed as the Chairman of CNOOC International Limited and as a Director of CNOOC China Limited, both subsidiaries of the Company, with effect from May 2017. Mr. Xu was appointed as an Executive Director and the President of the Company with effect from 18 April 2017.

NON-EXECUTIVE DIRECTORS

Yang Hua

Born in 1961, Mr. Yang is a professor-level senior economist and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 30 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, M&A, corporate finance and capital market operations. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of CNOOC and the Vice President of CNOOC International Limited. From 1999 to 2011, Mr. Yang served in a number of positions in the Company including Senior Vice President, Chief Financial Officer, Executive Vice President, President and Chief Executive Officer. Mr. Yang also served as an Assistant President of CNOOC from November 2006 to April 2010 and as Vice President of CNOOC from April 2010 to August 2011. Mr. Yang served as Director and President of CNOOC from August 2011 to April 2015. He was appointed as Chairman of CNOOC in April 2015. From 15 June 2016 to 18 April 2017, he was appointed as the Chairman and a Director of Nexen Energy ULC, a subsidiary of the Company. He also served as Chairman, Director and President of CNOOC Southeast Asia Limited, Chairman, Director and General Manager of CNOOC China Limited and Chairman and Director of CNOOC International Limited, all being subsidiaries of the Company. He also served as Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005 and was the Vice Chairman of the Board of the Company from 16 September 2010 to 19 May 2015, and was re-designated from an Executive Director to a Non-Executive Director of the Company with effect from 23 November 2011. Mr. Yang was appointed as Chairman of the Board and Chairman of the Nomination Committee of the Company with effect from 19 May 2015. From 15 June 2016 to 18 April 2017, Mr. Yang was re-designated from a Non-executive Director to an Executive Director and served as the Chief Executive Officer of the Company. Mr. Yang was re-designated from an Executive Director to a Non-Executive with effect from 18 April 2017.

Liu Jian

Born in 1958, Mr. Liu is a professor-level senior engineer. He graduated from Huazhong University of Science and Technology with a Bachelor degree and he received his MBA degree from Tianjin University. Mr. Liu first joined CNOOC in 1982 and has over 35 years of experience in the oil and gas industry. He served as the manager of CNOOC Bohai Corporation Oil Production Company, a subsidiary of CNOOC, Deputy General Manager of the Tianjin Branch and the General Manager of the Zhanjiang Branch of CNOOC China Limited, a subsidiary of the Company. From 2003 to 2009, Mr. Liu served as Senior Vice President and General Manager of the Development and Production Department and Executive Vice President of the Company, primarily responsible for the offshore oil and gas fields development and production of the Company. Mr. Liu served as an Assistant President of CNOOC from November 2006 to April 2010 and as a Vice President of CNOOC from April 2010 to August 2015. In August 2015, Mr. Liu was appointed as the President of CNOOC. Mr. Liu also served as the director of CNOOC China Limited, CNOOC International Limited and CNOOC Southeast Asia Limited, all being subsidiaries of the Company. Besides, Mr. Liu served as the Chief Executive Officer, Vice Chairman and Chairman of China Oilfield Services Limited (a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange) from March 2009 to December 2016 and Chairman of Offshore Oil Engineering Co. Ltd. (a company listed on the Shanghai Stock Exchange) from December 2010 to November 2016. He was appointed as Chairman and Director of CNOOC China Limited, a subsidiary of the Company, with effect from 28 February 2017. Mr. Liu was appointed as the Vice Chairman and a Non-executive Director of the Company with effect from 20 December 2016.

Wu Guangqi

Born in 1957, Mr. Wu is a geologist, professor-level senior economist, Certified Senior Enterprise Risk Manager and Certified Internal Auditor and graduated with a B.S. degree from the Ocean University of China, majoring in Marine Geology. He also holds a master degree in Management from China University of Petroleum and a doctor degree in Management from Huazhong University of Science and Technology. Mr. Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as an Assistant President of CNOOC in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu also serves as the Chairman of CNOOC Marine Environment and Ecology Protection Foundation, and served as the Vice Chairman of China Association of Risk Professionals, the Vice Chairman of China Association of Oceanic Engineering, the Director-General of National Energy Deepwater Oil & Gas Engineering Technology Research Centre Council. Mr. Wu served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, from May 2003 to July 2010. Mr. Wu has served as the Compliance Officer of the Company from 1 June 2005 to 15 June 2016 and since 1 June 2005 he also serves as a Director of CNOOC International Limited and served as a Director of CNOOC China Limited, all being the subsidiaries of the Company. Mr. Wu was appointed as an Executive Director of the Company with effect from 1 June 2005. Mr. Wu has been re-designated from an Executive Director to a Non-executive Director of the Company with effect from 15 June 2016.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Chiu Sung Hong

Born in 1947, Mr. Chiu received an LL.B. degree from the University of Sydney. He was admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years’ experience in legal practice and had been a director of a listed company in Australia. Mr. Chiu was the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu is also an Independent Non-executive Director of Tianda Pharmaceuticals Limited (formerly Yunnan Enterprises Holdings Limited, Tianda Holdings Limited) since April 2008, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Chiu is also an Independent Non-executive Director of Bank of China (Australia) Limited (a wholly subsidiary of Bank of China Limited). Mr. Chiu was appointed as an Independent Non-executive Director of the Company with effect from 7 September 1999.

Lawrence J. Lau

Born in 1944, Professor Lau graduated with a B.S. (with Great Distinction) in Physics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first Kwoh-Ting Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006. From 2004 to 2010, Professor Lau served as the Vice-chancellor (President) of The Chinese University of Hong Kong. From September 2010 to September 2014, Professor Lau served as Chairman of CIC International (Hong Kong) Co., Limited. From March 2008 to February 2018, Professor Lau served as a member of the 11th and 12th National Committee of the Chinese People’s Political Consultative Conference (and a Vice-Chairman of its Economics Subcommittee). Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited twelve books and published 190 articles and notes in professional journals. Professor Lau serves as a member of the Hong Kong Special Administrative Region Exchange Fund Advisory Committee and Chairman of its Governance Sub-Committee, and member of its Currency Board Sub-committee and Investment Sub-Committee, and a member of the Hong Kong Trade Development Council (HKTDC) Belt and Road Committee. In addition, he also serves as the Chairman of the Board of Directors of the Chinese University of Hong Kong (Shenzhen) Advanced Finance Institute, aka Shenzhen Finance Institute, a member and Chairman of the Prize Recommendation Committee of the LUI Che Woo Prize Company, as well as a Vice-Chairman of Our Hong Kong Foundation. He was appointed a Justice of the Peace in Hong Kong in July 2007. He currently serves as the Ralph and Claire Landau Professor of Economics at the Lau Chor Tak Institute of Global Economics and Finance, The Chinese University of Hong Kong, an Independent Non-executive Director of AIA Group Limited and Hysan Development Company Limited, both listed on the Hong Kong Stock Exchange, and an Independent Non-executive Director of Far EasTone Telecommunications Company Limited, Taipei, which is listed on the Taiwan Stock Exchange. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from 31 August 2005.

Tse Hau Yin, Aloysius

Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Telecom Corporation Limited, SJM Holdings Limited, Sinofert Holdings Limited and China Huarong Asset Management Company, Limited, companies listed on The Stock Exchange of Hong Kong Limited. From 2004 to 2010, he was an independent non-executive director of China Construction Bank Corporation, which is listed on the HKSE Main Board. From 2005 to 2016, Mr. Tse was also an independent non-executive director of Daohe Global Group Limited (formerly known as Linmark Group Limited), which is listed on the HKSE Main Board, Mr. Tse is currently an independent non-executive director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation and OCBC Wing Hang Bank Limited (formerly named as Wing Hang Bank Limited whose shares were delisted from The Stock Exchange of Hong Kong Limited with effect from 16 October 2014). Mr. Tse is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from 8 June 2005.

Kevin G. Lynch

Born in 1951, Mr. Lynch obtained a B.A. degree from Mount Allison University, a M.A. degree in Economics from the University of Manchester, and a doctorate degree in Economics from McMaster University. He also holds 11 honorary degrees. Mr. Lynch was made a life Member of the Privy Council for Canada, and an Officer of the Order of Canada. He is the Vice Chairman of BMO Financial Group and also a distinguished former public servant with 33 years of service with the Government of Canada. Mr. Lynch served as Deputy Minister of Industry of Canada from 1995 to 2000, Deputy Minister of Finance of Canada from 2000 to 2004, Executive Director at the International Monetary Fund from 2004 to 2006 and was appointed as Clerk of the Privy Council for Canada, Secretary to the Cabinet and Head of the Public Service from 2006 to 2009. Mr. Lynch is the Chancellor of the University of King’s College, Senior Fellow of Massey College, former Chair of the Board of Governors of the University of Waterloo, former Chair of the Canadian Ditchley Foundation, and past Chair of the World Economic Forum’s Global Policy Council on the Global Financial System. He also serves on other boards including the Killam Trusts, Communitech, the Governor General’s Rideau Hall Foundation, the Asia Pacific Foundation of Canada. Mr. Lynch is currently a director of Canadian National Railway Company listed on the Toronto Stock Exchange and New York Stock Exchange, and a director and chairman of the Board of Directors of SNC Lavalin Group Inc. listed on the Toronto Stock Exchange. Mr. Lynch was appointed as an Independent Non-executive Director of the Company on 27 November 2013, and such appointment took effect from 1 March 2014.

Other Members of Senior Management

Chen Wei

Born in 1958, Mr. Chen is an Executive Vice President, the General Counsel and Compliance Officer of the Company. He is a professor-level senior engineer. He received his B.S. degree from East China Petroleum Institute (now China University of Petroleum) and MBA degree from Tsinghua University. He has over 30 years of experience in the oil and gas industry. Mr. Chen joined CNOOC in 1984 and previously served as the Deputy Manager for the Development Department of CNOOC Exploration and Development Research Center, the Deputy Manager of the Overseas Research Department, the Manager of the Information Department, and the Deputy Director of CNOOC Research Center. He has also served as General Manager of Human Resources Department and General Manager of Science and Technology Development Department of CNOOC, and a Senior Vice President of the Company and General Manager of Administration Department of the Company. In July 2003, Mr. Chen was appointed as the Director of CNOOC Research Center (later became President of CNOOC Research Institute). In February 2012, Mr. Chen was appointed as the Worker’s Director of CNOOC. In March 2013, Mr. Chen was appointed as the Assistant President of CNOOC and the Executive Vice President of the Company. In May 2016, Mr. Chen was appointed as the General Counsel of CNOOC, the General Counsel and Compliance Officer of the Company. In March 2018, Mr. Chen retired as Executive Vice President, the General Counsel and Compliance Officer of the Company.

Xie Yuhong

Born in 1961, Mr. Xie is an Executive Vice President and General Manager of Exploration Department of the Company as well as a professor-level senior engineer. Mr. Xie obtained a Ph.D. degree from China University of Geosciences in 2005. From 1982 to 1995, Mr. Xie served as an engineer of Research Institute and Exploration Department of CNOOC Naihai West Corporation. From 1995 to 1996, he served as the Deputy Manager of Exploration Department of CNOOC Naihai West Corporation. From 1996 to 1999, he served as Manager of Tepu Company of CNOOC Naihai West Corporation, Deputy Chief Earth Physicist and Manager of Exploration Department of Naihai West Corporation. From 2001 to 2005, he was Deputy Chief Manager of CNOOC China Limited Zhanjiang Branch. From 2005 to 2013, he served as the Chief Manager of CNOOC China Limited Zhanjiang Branch. From 2013 to 2015, he was appointed as the Director of Naihai West Petroleum Administrative Bureau of CNOOC. In July 2015, he was appointed as Deputy Chief Geologist of CNOOC, Deputy Chief Geologist and General Manager of Exploration Department of the Company. In May 2016, he was appointed as the Chief Geologist of CNOOC, an Executive Vice President and General Manager of Exploration Department of the Company.

Li Yong

Born in 1963, Mr. Li is an Executive Vice President of the Company and General Manager of CNOOC China Limited Tianjin Branch. He is a senior engineer. He received his B.S. degree from Southwest Petroleum University, master of Petroleum Economics from Scuola E Mattei of Italy and MBA from Peking University. He has over 30 years of experience in the oil and gas industry. Mr. Li joined CNOOC in 1984 and previously served as Comprehensive Technology Manager and Drilling Manager of Exploration Department of CNOOC, Director of Drilling Office of Exploration and Development Department of the Company. In April 2003, he was appointed as Deputy General Manager of Tianjin Branch of CNOOC (China) Limited. In October 2005, he was appointed as Executive Vice President and Chief Operating Officer of COSL. In April 2009, he was appointed as Executive Director and President of COSL. In September 2010, he served as Executive Director, Chief Executive Officer and President of COSL. From June 2016 to August 2017, he served as Assistant President of CNOOC, Executive Vice President of the Company, Director of CNOOC Bohai Petroleum Administration Bureau and General Manager of CNOOC China Limited Tianjin Branch.

Cao Xinjian

Born in 1966, Mr. Cao is an Executive Vice President and the General Manager of CNOOC China Limited Tianjin Branch as well as a professor-level senior economist. Mr. Cao obtained a master degree of Business Administration from the University of Wales in 2003. From 1989 to 1999, Mr. Cao served as a geological delegate of the Contract Area of CNOOC Donghai Company & Caltex and the deputy manager of Exploration Department of CNOOC Donghai Company. From 1999 to 2004, he served as Exploration Manager of Exploration Department, Assistant Manager, Acting Manager and Manager of Human Resources Department of CNOOC China Limited Shanghai Branch. From 2004 to 2006, he served as Deputy Director of the CNOOC Talent Work Leading Group’s Office. From 2006 to 2013 he served as Deputy General Manager of CNOOC China Limited Shanghai Branch. From 2009 to 2013, he also served as Deputy Director of Donghai Petroleum Administration Bureau of CNOOC. From 2013 to 2017, he served as Deputy General Manager and General Manager of Human Resources Department of CNOOC and the Company. From March 2017, he has served as the Director of Bohai Petroleum Administration Bureau of CNOOC and General Manager of CNOOC China Limited Tianjin Branch. From August 2017, he was appointed as an Executive Vice President of the Company. In September 2017, he was appointed as Assistant President of CNOOC.

Xie Weizhi

Born in 1964, Mr. Xie is the Chief Financial Officer of the Company. Mr. Xie is a Senior Accountant. He graduated from Guanghua School of management of Peking University with a master’s degree in Business Administration. Mr. Xie joined CNOOC in 1986. Mr. Xie served as Deputy Manager of Finance Department of CNOOC Nanhai West Corporation, Deputy Manager and Manager of Controllers’ Department and General Manager of Finance Department of CNOOC. From January 2002 to February 2011, Mr. Xie served as General Manager of CNOOC Finance Corporation Ltd. From February 2011 to May 2016, Mr. Xie served as Assistant President of CHINALCO, Executive Director of CHINALCO Finance Company Limited, President of CHINALCO Offshore Holding Company, Vice President & CFO of CHALCO, President of CHALCO (Hong Kong), Chairman of CHINALCO Finance Company Limited, Controller General & Director of Audit Department CHINALCO. From May 2016, Mr. Xie was appointed as General Manager of Finance Department of CNOOC. From August 2017, Mr. Xie was appointed as the Chief Financial Officer of the Company.

Zhang Guohua

Born in 1960, Mr. Zhang is a Senior Vice President of the Company and the General Manager of CNOOC China Limited Zhanjiang Branch. He is a professor-level senior engineer. He graduated from Shandong Oceanographic Institute (now Ocean University of China) with a bachelor degree. He studied in the Business Institute of University of Alberta in Canada in 2001. He joined CNOOC in 1982 and served as Deputy Chief Geologist and Manager of Exploration Department of CNOOC Naihai West Corporation, a subsidiary of CNOOC, Chief Geologist of CNOOC Research Center, Assistant to General Manager of CNOOC China Limited and the General Manager of Exploration Department of the Company. In March 2003, he was appointed as Senior Vice President of the Company. In October 2005, Mr. Zhang was appointed as Senior Vice President of the Company and General Manager of CNOOC China Limited Shanghai Branch. In July 2009, he was appointed as Director of Donghai Petroleum Administrative Bureau of CNOOC. In July 2015, he was appointed as Director of Nanhai West Petroleum Administrative Bureau of CNOOC and General Manager of CNOOC China Limited Zhanjiang Branch.

Zhong Hua

Born in 1960, Mr. Zhong is Chief Financial Officer of the Company. Mr. Zhong is a professor-level senior economist and senior engineer and graduated from Southwest Petroleum Institute (now Southwest Petroleum University) with a bachelor’s degree in Oil Exploitation. He received a master’s degree in Petroleum Engineering from Heriot-Watt University in the United Kingdom. He joined CNOOC in 1982, and has been working in the oil and gas industry for over 30 years. From 1982 to 1999, Mr. Zhong served as Petroleum Engineer of China Offshore Oil Nanhai West Corporation (“COONWC”), Expro Northsea Staff in UK, Deputy Manager of Downhole Services Company of Oil Production Company of COONWC, Manager of Wei 10-3 Oilfield, Oilfield Superintendent of CNOOC Indonesia Project, Supervisor of Ya 2-1-3 HTHP Well Testing Project, Deputy Manager of Drilling and Exploitation Institute, Manager of Science and Technology Development Department and Manager of Administration Department of COONWC. From September 1999 to October 2005, Mr. Zhong was General Manager of Administration Department and General Manager and Director of Development and Planning Department of the Company. From August 2005 to September 2010, Mr. Zhong served as Vice President, Executive Vice President and Chief Financial Officer of China Oilfield Services Limited, a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, a subsidiary of CNOOC. On 16 September 2010, Mr. Zhong was appointed as Chief Financial Officer of the Company. From March 2012 to November 2015, Mr. Zhong served as Joint Company Secretary of the Company. In August 2017, Mr. Zhong ceased to serve as Chief Financial Officer of the Company.

Deng Yunhua

Born in 1963, Mr. Deng is an academician of the Chinese Academy of Engineering and the Deputy Chief Exploration Engineer of the Company. Mr. Deng graduated from the Scientific Research Institute of Petroleum Exploration and Development with a major in Petroleum Geology and Exploration and received a master’s degree in Engineering in 1988. He was assistant geologist and then geologist in the Exploration Department of CNOOC Bohai Corporation Institute from 1988 to 1989; and served as the Team Leader of the Comprehensive Petroleum Geological Research Team, Project Manager, Deputy Principal of Geologist, Deputy Principal Geologist and Director of the Exploration Department and Deputy Chief Geologist in the CNOOC Bohai Corporation Institute from 1989 to 1999. Mr. Deng became Deputy Chief Geology Engineer and Deputy General Manager of CNOOC China Limited Tianjian Branch from 1999 to 2005. He was Deputy Director of CNOOC Research Center from 2005 to 2006. He served as the Deputy Chief Exploration Engineer of the Company and the Deputy Director of CNOOC Research Center from 2006 to 2007. Mr. Deng served as Deputy Chief Geology Engineer of CNOOC, Deputy Chief Exploration Engineer of the Company and Deputy Director of CNOOC Research Center from 2007 to 2009; and Deputy Chief Geology Engineer of CNOOC, Deputy Chief Exploration Engineer of the Company and Deputy General Director of CNOOC Research Institute from 2009 to 2015. In November 2015, he was appointed as the Deputy Chief Geology Engineer of CNOOC, Deputy Chief Exploration Engineer of the Company and Deputy Director of Beijing Research Center of CNOOC China Limited.

Song Lisong

Born in 1957, Mr. Song is the Chief Safety Official of the Company. He is a professor-level senior engineer. He graduated in 1982 with a bachelor’s degree from the Department of Petroleum Development of East China Petroleum Institute (now China University

of Petroleum), majoring in Drilling Engineering. In 1999, he graduated with a master’s degree in management from Department of Economic Management of School of Management, TianJin University. From 1982 to 1994, he served as Supervisor and Platform Manager for Bohai Oil Corporation, and a staff member of the offshore division of the Technology Safety Department and the head of the offshore safety division of the Technical Safety and Environmental Protection Department respectively. From 1994 to 1999, Mr. Song served as Director of the Safety Production Division and head of the Safety Office of the HSE Department of CNOOC. From 1999 to 2001, he served as Deputy Manager of the HSE Department of the Company. From 2001 to 2003, he served as Director of operational safety of the HSE Department of CNOOC. From 2003 to 2013, he served as the General Manager of the HSE Department of CNOOC and the Company. From March 2013 to September 2016, he served as the Deputy Chief Safety Official of CNOOC, the Chief Safety Official and General Manager of the QHSE Department of the Company. From September 2016 to now, he has been serving as the Deputy Chief Safety Official of CNOOC and the Chief Safety Official of the Company. In April 2017, Mr. Song retired as the Chief Safety Official of the Company.

Liu Zaisheng

Born in 1962, Mr. Liu is a Vice President of the Company and Director of Beijing Research Center of CNOOC China Limited, General Manager of CNOOC China Limited Beijing Branch, Director of CNOOC Energy Technology Development Research Institute and General Manager of CNOOC Energy Technology Development Research Institute Company Limited. Mr. Liu graduated from Southwest Petroleum Institute (now Southwest Petroleum University) with a bachelor’s degree. From 1983 to 1994, he served as Deputy Manager of District Research First Team of Exploration and Development Department Research Institute of Nanhai East Oil Corporation of CNOOC. From 1994 to 1997, he served as Principal of Seismic Engineer and Principal of Geologist of Exploration and Development Department of Nanhai East Oil Corporation of CNOOC. From 1997 to 1999, he served as Deputy Manager of Exploration and Development Department of Nanhai East Oil Corporation of CNOOC. From 1997 to 2001, he served as Deputy Director of Scientific and Technology Research Institute of Nanhai East Oil Corporation of CNOOC. From 2001 to 2004, he served as Director of Nanhai East Institute of the Research Center of CNOOC China Limited. From 2004 to 2009, he served as Manager, Assistant to General Manager, Deputy General Manager and Acting General Manager of Technology Department of CNOOC China Limited Shenzhen Branch respectively. From 2009 to 2016, he served as General Manager of CNOOC China Limited Shenzhen Branch and Director of Nanhai East Petroleum Administrative Bureau of CNOOC and General Manager of CNOOC Deepwater Development Limited respectively. From April to November 2016, he served as Director of Beijing Research Center of CNOOC China Limited, General Manager of CNOOC China Limited Beijing Branch, and General Director of CNOOC Energy Technology Development Research Institute and General Manager of CNOOC Energy Technology Development Research Institute Company Limited. In February 2017, Mr. Liu was appointed as a Vice President of the Company.

Qiu Zongjie

Born in 1958, Mr. Qiu is a Vice President and General Manager of Development and Production Department of the Company. He graduated from China University of Petroleum with a master’s degree. From 1982 to 1993, he served as Cadre and Deputy Manager of Oil Testing Company of CNOOC Nanhai West Corporation Oil Production Company. From 1993 to 1999, he served as Manager of Weizhou 11-4 oilfield, head of the operation division, Principal Engineer, Deputy Manager, Manager (and Manager of Oilfield Development Department) of CNOOC Nanhai West Corporation Oil Production Company respectively. From 1999 to 2001, he served as Manager of Petroleum Production Department of CNOOC Nanhai West Corporation. From 2001 to 2005, he served as Deputy General Manager of CNOOC China Limited Zhanjiang Branch. From 2005 to 2007, he served as Deputy General Manager of CNOOC China Limited Shenzhen Branch. From 2007 to 2016, he served as General Manager of Development and Production Department of the Company. In February 2017, Mr. Qiu was appointed as Vice President and General Manager of Development and Production Department of the Company. In May 2017, he was appointed as Vice President, Chief Safety Official, and General Manager of Development and Production Department of the Company. In March 2018, Mr. Qiu retired as Vice President, Chief Safety Official and General Manager of Development and Production Department of the Company.

JOINT COMPANY SECRETARIES

Li Jiewen

Born in 1965, Ms. Li Jiewen is the Joint Company Secretary and the General Manager (Director) of the Investor Relations

Department (Office for the Board of Directors). Ms. Li is a senior economist and Certified Senior Enterprise Risk Manager and a member of CPA Australia. Ms. Li graduated from Shanghai Jiao Tong University with a bachelor’s degree in Naval Architecture and Ocean Engineering in 1987. She received a master’s degree in Management from Zhejiang University in 2001. Ms. Li joined CNOOC in 1987 and has been working in the oil and gas industry for over 30 years. From 1987 to 1989, Ms. Li was a Assistant Engineer in Nanhai East Oil Corporation of CNOOC. From 1990 to 2003, she worked as the Assistant Engineer, Budget and Planning Engineer, Budget Supervisor, Assistant Finance Manager of CACT (CNOOC-AGIP-Chevron-Texaco) Operators Group. From February 2004 to October 2006, she served as the Finance Manager of CNOOC China Limited Shenzhen Branch. From October 2006 to November 2010, Ms. Li was the Deputy General Manager of the Controllers Department of the Company. Ms. Li served as the General Manager of the Controllers Department of the Company from November 2010 to June 2016. Ms. Li also served as the Director of Nexen Energy ULC, a subsidiary of the Company. Ms. Li has been also appointed as the General Manager (Director) of the Investor Relations Department (Office for the Board of Directors) of the Company since October 2015. Ms. Li was appointed as Joint Company Secretary of the Company with effective from 27 November 2015.

Tsue Sik Yu, May

Born in 1973, Ms. Tsue Sik Yu, May is the Joint Company Secretary of the Company. She graduated from Curtin University of Technology in Australia with a bachelor of commerce in accounting. Ms. Tsue furthered her education at The Hong Kong Polytechnic University in Master of Corporate Governance from 2004 to 2006, and MBA from The University of Hong Kong from 2014 to 2016. She is a fellow member of both the Institute of Chartered Secretaries and Administrators and the Hong Kong Institute of Chartered Secretaries since 2012 and became a member of Company Secretaries Panel and Advisor for Academy of Professional Certification in the same year, and became a member of ACCA since 2016. She is also a fellow member and certified risk trainer of the Institute of Crisis and Risk Management and an associate member of CPA Australia. Furthermore, she was granted a Practitioner’s Endorsement (PE) 2017/2018 under The Hong Kong Institute of Chartered Secretaries and accredited a General Mediator under Hong Kong Mediation Accreditation Association Limited (HKMAAL) since August 2017. From August 1998 to March 1999, Ms. Tsue worked in LG International (HK) Ltd. as a senior accounts clerk. Ms. Tsue joined China Ocean Oilfield Services (HK) Limited in 1999 as an accountant. She helped to manage the finance of the CNOOC Insurance Limited since 2000 and became its employee in 2004 as a manager of finance department. She serves as company secretary of CNOOC Insurance Limited since March 2007. Ms. Tsue was appointed as Joint Company Secretary of the Company with effect from 25 November 2008.

Report of the Directors

The directors (the “Directors”) of the Company are pleased to present their report together with the audited financial statements of the Company for the year ended 31 December 2017.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding of its subsidiaries. These subsidiaries are principally engaged in the exploration, development, production and sales of crude oil, natural gas and other petroleum.

SUMMARY OF FINANCIAL INFORMATION AND OPERATING RESULTS

Please refer to the financial summary on page 2 of this annual report for a summary of the assets and liabilities of the Group as at 31 December 2017 and the operating results of the Group for the year then ended.

BUSINESS REVIEW

Overview and Performance of the Year

A review of the business of the Group and analysis of the Group’s performance using financial key performance indicators is provided in the Business Overview and Management’s Discussion and Analysis section on pages 8 to 24 and pages 61 to 65 of this annual report.

Environmental Policies and Performance

During the process of oilfield development, the Company highly values the protection of natural and ecological environment and its comprehensive environmental protection measures ensure the Company to comply with the applicable laws and regulations on environmental protection.

The Company’s environmental protection management system emphasizes the management of the whole process. During the process of construction and production of oilfields, we place Environment Impact Assessment (EIA), compliance with set standards or targets on pollutant emissions, control on total discharge amount and reduction on emissions as our priorities. During the pre-feasibility study phase, the environmental risk pre-assessment report will be conducted to identify the environmental sensitive areas for protecting marine ecosystem. During the ODP (Overall Development Plan) stage, it is a necessity to prepare and submit the EIA to the government for approval in advance of a project to be set up. During the construction stage, environmental protection supervision and management are strictly performed and tightened in order to reduce the impact on natural and social environment. During the production stage, pollutant emission monitor program is carried out, which analyzes the scope and extent of impact of the production process on the environment such that relevant environmental protection measures could be adopted. The environmental protection information system covers all information from EIA documents from all levels of the Group, information in relation to the report, statistics, monitoring and pre-warning system regarding pollutant emissions. The system enables us to achieve information management on environmental related matters.

For the year ended 31 December 2017, the Company has carried out the laws and regulations of the PRC on energy saving and reduction in emission, viewing energy saving and reduction in emission as important works for the transformation of the mode of development and optimization of the industrial structure. We kept on strictly carrying out energy-saving assessment and examination on new oilfield investment projects, ensuring this work can be integrated from the initial stage of projects. We also strengthened the efforts in technical reformation, which is the key to improve energy efficiency and reduce carbon emissions.

Regarding the environmental issues that have material impacts on the Company’s business performance and future development, please refer to the environmental, social and governance report of 2017 prepared by the Company (the “2017 ESG report”) to be available on the Company’s website.

Compliance with Relevant Laws and Regulations

For the year ended 31 December 2017, compliance procedures were in place to ensure adherence to applicable laws, rules and regulations which have significant impact on the Group. The Board and senior management within their respective duties in conjunction with internal and external professional advisors monitored the Group’s policies and practices on compliance with legal and regulatory requirements. Changes in the applicable laws, rules and regulations which have significant impact on the Group (if any) were brought to the attention of relevant employees and relevant operation units from time to time. During the reporting period, various works of the Board and senior management were in compliance with the relevant applicable laws and regulations, the articles of association of the Company, charters of the board committees, internal policies and the relevant provisions of various internal control systems. Decision-making process was legitimate and effective. Directors and senior management performed in a diligent and responsible manner and the resolutions of the general meetings and board meetings were implemented faithfully. Meanwhile, the Company has timely performed its disclosure obligations which were in strict compliance with the requirements of the listing rules or manuals of the Hong Kong Stock Exchange, New York Stock Exchange and Toronto Stock Exchange.

In accordance with the requirements of the laws, regulations and related policies in Hong Kong, PRC and relevant other jurisdictions in which the Group operates, the Group provides and maintains statutory benefits for its staff, including but not limited to pension schemes, mandatory provident fund, basic medical insurance, work injury insurance, etc. Further, the Group has been committed in complying relevant laws and regulations on work and occupational safety of employees of the Group.

Key Relationships with Stakeholders

The support and trust of our stakeholders is integral to the Company’s growth and success. Our stakeholders include shareholders and creditors, employees and employee organizations, governments and regulatory authorities, business partners and service providers, the public and communities, charities and non-government organizations (NGOs), and clients. We place emphasis on communications with our stakeholders and have established an open and transparent communication channel for each category of stakeholders to understand their expectations and requests.

Through specified communication methods, we looked into and sorted out the focuses and concerns of the stakeholders, and responded with corresponding actions and measures. We continued to strengthen the quality and effectiveness of information disclosure, comply with applicable laws and regulations and actively participate in public welfare activities, with the purpose of achieving mutual development and value sharing with our stakeholders. We have also formulated key indicators based on the focuses and concerns of different stakeholders to reflect our management performance on various subject matters. Some of our key indicators include return on equity and payout ratio for shareholders and creditors; employee training frequency, turnover rate and OSHA statistics for employees and employee organizations; violations of laws and regulations and safety and environment performance concerned by the government; partners’ feedback and contracts’ execution capability for business partners and service providers; public opinion and corporate image concerned by the public; community evaluations for communities; response rate on enquiries for charities and NGOs; satisfactory reports for clients; etc. Going forward, we will endeavor to improve our current policies, strive to maximize our stakeholders’ value and achieve a mutually beneficial outcome.

For more details on Company’s key relationships with stakeholders, please refer to the 2017 ESG report.

Key Risks and Uncertainties

A description of principal risks and uncertainties that the Group may be facing is provided in the Business Overview on pages 8 to 24 of this annual report.

Prospects

A description of the likely future development in the Company’s future business is provided in the Chairman’s statement on pages 6 to 7 and Business Overview on pages 8 to 24 of this annual report.

Subsequent Event

Please refer to note 37 to the consolidated financial statements for details of the significant events after the reporting period of the Group.

LOANS

Please refer to note 25 to the consolidated financial statements on pages 109 to 111 of this annual report for details of the loans and borrowings of the Group as at 31 December 2017.

PROPERTY, PLANT AND EQUIPMENT

Please refer to note 13 to the consolidated financial statements on pages 101 to 102 of this annual report for the movements in property, plant and equipment of the Group for the year ended 31 December 2017.

RESERVES

The distributable reserves of the Company as at 31 December 2017 amounted to RMB143,170 million.

Please refer to the consolidated statement of changes in equity on page 73 and note 38 to the consolidated financial statements on pages 126 to 127 of this annual report for movements in the reserves of the Group and the Company, respectively, for the year ended 31 December 2017.

SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

Particulars of the Company’s subsidiaries, associates and joint ventures as at 31 December 2017 are set out in notes 15, 16 and 17 to the consolidated financial statements on pages 104 to 107 of this annual report.

DIVIDENDS

An interim dividend of HK$0.20 (tax inclusive) per share was declared on 24 August 2017, and paid to the shareholders of the Company on 12 October 2017.

The Board recommended a payment of a final dividend of HK$0.30 (tax inclusive) per share for the year ended 31 December 2017, payable on 10 July 2018 to all shareholders on the register of members of the Company on 15 June 2018 subject to shareholders’ approval.

RETIREMENT BENEFITS

Please refer to note 30 to the consolidated financial statements on page 118 of this annual report for details of the retirement benefits of the Group for the year ended 31 December 2017.

MAJOR SUPPLIERS AND CUSTOMERS

Purchases from the largest supplier of the Group for the year ended 31 December 2017 represented approximately 16% of the Group’s total purchases. The total purchases attributable to the five largest suppliers of the Group accounted for approximately 52% of the total purchases of the Group for the year ended 31 December 2017.

Sales to the largest third party customer for the year ended 31 December 2017 represented approximately 8% of the Group’s total revenue. The total sales attributable to the five largest third party customers of the Group accounted for approximately 19% of the Group’s total revenue for the year ended 31 December 2017.

For the year ended 31 December 2017, except for the continuing connected transactions with its indirect controlling shareholder CNOOC and its associates, as disclosed in the section entitled “Connected Transactions” below, none of the Directors or their respective close associates or any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company’s share capital) had any interests in the five largest suppliers or customers of the Group.

CHARITABLE DONATIONS

The donations by the Group for the year ended 31 December 2017 amounted to RMB26.51 million.

CONNECTED TRANSACTIONS

The Independent Non-executive Directors have confirmed that the following continuing connected transactions for the year ended 31 December 2017 to which any member of the Group was a party were entered into by the Group:

1.	in the ordinary and usual course of its business;

2.	on normal commercial terms or better; and

3.	in accordance with the relevant agreements (including pricing principles and guidelines set out therein) governing the transactions on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

Comprehensive framework agreement with CNOOC in respect of the provision of a range of products and services

The Company entered into a comprehensive framework agreement on 15 November 2016 with CNOOC, controlling shareholder of the Company, for the provision (1) by the Group to CNOOC and/or its associates and (2) by CNOOC and/or its associates to the Group of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreements entered into by the Company on 6 November 2013, with more details about the pricing principles. The term of the comprehensive framework agreement is for a period of three years from 1 January 2017. The continuing connected transactions under the comprehensive framework agreement and the relevant annual caps for the three years from 1 January 2017 were approved by the independent shareholders of the Company on 1 December 2016. The continuing connected transactions under the comprehensive framework agreement and the relevant annual caps are set out below:

Categories of continuing connected transactions		Annual caps for 2017 to 2019

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

(a)	Provision of	For the three years ended

	exploration and support services	31 December 2019, RMB9,969 million, RMB10,579 million and RMB11,590 million, respectively

(b)	Provision of oil and gas development and support services	For the three years ended 31 December 2019, RMB31,670 million, RMB38,289 million and RMB43,745 million, respectively

(c)	Provision of oil and gas production and support services	For the three years ended 31 December 2019, RMB12,625 million, RMB14,678 million and RMB16,877 million, respectively

(d)	Provision of marketing, management and ancillary services	For the three years ended 31 December 2019, RMB1,620 million, RMB1,786 million and RMB1,970 million, respectively

(e)	FPSO vessel leases	For the three years ended 31 December 2019, RMB2,880 million, RMB3,120 million and RMB3,360 million, respectively

Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates

Provision of management, technical, facilities and ancillary services, including the supply of materials to CNOOC and/or its Associates	For the three years ended 31 December 2019, RMB100 million, RMB100 million and RMB100 million, respectively

Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

(a)	Sales of petroleum and natural gas products (other	For the three years ended 31 December 2019, RMB263,893 million,

	than long term sales of natural gas and liquefied natural gas)	RMB314,371 million and RMB437,773 million, respectively

(b)	Long term sales of natural gas and liquefied natural gas	For the three years ended 31 December 2019, RMB25,654 million, RMB33,386 million and RMB43,649 million, respectively

Financial services provided by CNOOC Finance Corporation Limited to the Group

On 1 December 2016, the Company entered into a financial services framework agreement (“Financial Services Framework Agreement”) with CNOOC Finance Corporation Limited (“CNOOC Finance”), an associate of CNOOC, pursuant to which CNOOC Finance provides a range of financial services as may be required and requested by the Group, for a term of three years from 1 January 2017 to 31 December 2019. Apart from the duration of the Financial Services Framework Agreement, more details about the pricing policy for the depositary services and update of the address and relevant dates, the Financial Services Framework Agreement is substantially on the same terms as the terms contained in the financial services framework agreement (as renewed on 20 August 2010 and 27 November 2013) entered into by the Company on 14 October 2008. The continuing connected transactions in respect of the depositary services under the Financial Services Framework Agreement are exempted from independent shareholders’ approval requirement, but subject to the annual reporting, annual review and announcement requirements.

The maximum daily outstanding balance of deposits (including accrued interest) (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) placed by the Group with CNOOC Finance should not exceed RMB19.5 billion for the period from 1 January 2017 to 31 December 2019.

The Independent Non-executive Directors have further confirmed that for the year ended 31 December 2017:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group:

(a)	The aggregate annual volume of transactions for the provision of exploration and support services did not exceed RMB9,969 million.

(b)	The aggregate annual volume of transactions for the provision of oil and gas development and support services did not exceed RMB31,670 million.

(c)	The aggregate annual volume of transactions for the provision of oil and gas production and support services did not exceed RMB12,625 million.

(d)	The aggregate annual volume of transactions for the provision of marketing, management and ancillary services did not exceed RMB1,620 million.

(e)	The aggregate annual volume of transactions for FPSO vessel leases did not exceed RMB2,880 million.

(ii)	The aggregate annual volume of transactions for the provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates did not exceed RMB100 million;

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates:

(a)	The aggregate annual volume of transactions for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) did not exceed RMB263,893 million.

(b)	The aggregate annual volume of the transactions for the long term sales of natural gas and liquefied natural gas did not exceed RMB25,654 million.

(iv)	The maximum daily outstanding balance of deposits (including accrued interest) (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) placed by the Group with CNOOC Finance did not exceed RMB19.5 billion.

The independent auditors of the Group have reviewed the continuing connected transactions referred to above and confirmed to the Board of Directors that the continuing connected transactions:

1.	have received the approval of the Board;

2.	were in accordance with the pricing policies for the transactions involving the provision of goods or services by the Group as stated in the Company’s financial statements;

3.	were entered into in accordance with the relevant agreements governing the transactions; and

4.	have not exceeded the applicable caps.

Please also refer to note 29 to the consolidated financial statements on pages 114 to 117 of this annual report for a summary of the related party transactions which include the Group’s continuing connected transactions.

SHARE CAPITAL

Please refer to note 27 to the consolidated financial statements on page 112 of this annual report for details of movements in the Company’s total issued shares for the year ended 31 December 2017.

SHARE OPTION SCHEMES

The Company has adopted the following share option schemes for the grant of options to the Company’s Directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme (expired in 2011);

2.	2001 Share Option Scheme (expired in 2011);

3.	2002 Share Option Scheme (expired in 2015); and

4.	2005 Share Option Scheme.

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval for grant of and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options to be granted shall not exceed 10% of the total issued shares of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding share options which have lapsed in accordance with the terms of the share option schemes.

Please refer to the note 27 to the consolidated financial statements on pages 112 to 113 of this annual report for details regarding each of these share option schemes of the Company. Save as those disclosed in the annual report, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any other person during the year ended 31 December 2017.

During the year ended 31 December 2017, the movements in the options granted under all of the above share option schemes were as follows:

										Price of the	Weighted average
										Company’s	closing price of the
	Number of share options									shares	Company’s shares

									Exercise	Immediately	Immediately
		Granted	Exercised	Forfeited	Expired	As at 31			price	before the	before the	At exercise
Name of category	As at 1 January	during	during	during	during	December	Date of grant of	Exercise period of	of share	grant date	exercise	date of
of grantee	2017	the year	the year	the year	the year	2017	share options	share options*	options	of options	date	options
									HK$	HK$	HK$	HK$
									per share	per share	per share	per share

Executive Director
Yuan Guangyu**	1,857,000	—	—	—	—	1,857,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	—	—
	1,899,000	—	—	—	—	1,899,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	—	—

Non-executive Directors
Yang Hua**	1,857,000	—	—	—	(1,857,000)	0	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	—	—
	1,857,000	—	—	—	—	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	—	—
	2,835,000	—	—	—	—	2,835,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	—	—
	2,000,000	—	—	—	—	2,000,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	—	—

Wu Guangqi	1,857,000	—	—	—	(1,857,000)	0	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	—	—
	1,857,000	—	—	—	—	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	—	—
	1,857,000	—	—	—	—	1,857,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	—	—
	1,857,000	—	—	—	—	1,857,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	—	—

Other Employees
in aggregate	31,390,000	—	—	—	(31,390,000)	0	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	—	—
	38,226,000	—	—	(6,660,000)	—	31,566,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	—	—
	44,823,000	—	—	(7,272,000)	—	37,551,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	—	—

	53,357,000	—	—	(8,574,000)	—	44,783,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	—	–

Total	187,529,000	—	—	(22,506,000)	(35,104,000)	129,919,000

*	Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

**	With effect from 18 April 2017, Mr. Yang Hua was re-designated from an Executive Director to a Non-executive Director of the Company and resigned as the Chief Executive Officer of the Company. He remains as the Chairman of the Board. Mr. Yuan Guangyu was appointed as the Chief Executive Officer of the Company and resigned as the President of the Company.

EQUITY-LINKED AGREEMENT

Save as disclosed in this annual report, there was no equity-linked agreement entered into by the Company during the year ended 31 December 2017.

PURCHASE, SALE OR REDEMPTION OF Listed securities

Save as disclosed in this annual report, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of its listed securities during the year ended 31 December 2017.

NAME OF DIRECTOR

The Directors of the Company during the year and up to the date of this annual report are:

Executive Directors

Yuan Guangyu (Note 1)

Xu Keqiang (Note 2)

Non-executive Directors

Yang Hua (Chairman) (Note 3)

Liu Jian (Vice Chairman)

Wu Guangqi

Independent Non-executive Directors

Chiu Sung Hong

Lawrence J. Lau

Tse Hau Yin, Aloysius

Kevin G. Lynch

Note 1: With effect from 18 April 2017, Mr. Yuan Guangyu was appointed as the Chief Executive Officer of the Company and resigned as the President of the Company.

Note 2: With effect from 18 April 2017, Mr. Xu Keqiang was appointed as an Executive Director and the President of the Company.

Note 3: With effect from 18 April 2017, Mr. Yang Hua was re-designated from an Executive Director to a Non-executive Director of the Company and resigned as the Chief Executive Officer of the Company. He remains as the Chairman of the Board.

In accordance with the Company’s Articles of Association and pursuant to Appendix 14 to Listing Rules, Mr. Yang Hua, Mr. Wu Guangqi and Mr. Tse Hau Yin, Aloysius will retire at the forthcoming Annual General Meeting and, who being eligible, will offer themselves for re-election.

The list of directors who have served on the boards of the subsidiaries of the Company included in the annual consolidated financial statements for the financial year ended 31 December 2017 during the year and up to the date of this report is as follows:

Cao Xinjian, Chen Ming, Chen Wei, Chen Zhaoguang, Cui Hanyun, Deng Jinhui, Ding Fang, Duan Chenggang, Fang Zhi, Gong Jiuhe, Gong Shaobo, Han Mei, Huang Chunlin, Jing Fengjiang, Kuang Likun, Leng Haoyu, Li Bo, Li Yong, Lin Yaosheng, Ling Fuhai, Liu Huan, Liu Jian, Liu Mingquan, Liu Song, Liu Xiangdong, Liu Xiaoxiang, Liu Yongjie, Liu Zaisheng, Lu Yongfeng, Ma Liwu, Ma Qiangui, Pang Jian, Qiu Zongjie, Ren Qi, Shen Yiming, Sheng Jianbo, Shi Hesheng, Tao Weixiang, Wang Shoushan, Wang Xin, Wang Yaohui, Wang Ying, Wang Zhizhong, Wu Guangqi, Wu Peikang, Xiang Hua, Xiao Zongwei, Xie Wensheng, Xie Yuhong, Xing Weiqi, Xu Keqiang, Yang Hua, Yu Jin, You Xuegang, Yuan Guangyu, Yue Jianghe, Zhang Bing, Zhang Fengjiu,

Zhang Guohua, Zhao Shunqiang, CNOOC Limited, Zhong Hua, Zhou Hongbo

Alan O’Brien, Anita R. Koval, Ariel D. Schneider, Ashley S. Lewis, Baptiste Aubry, Bastiaan Spaargaren, Brent C. Tilford, Chrisilios Kyriakou, Christine M. O’Connor, Colin T. O. Brewer, Colleen V. Johnson, Corey D. Riley, David O. Tudor, Ekaterina Alexeyevna Kovalgina, Dedde Zeelenberg, Elsina T. Kromhout, Gina A. Barber, Graham S. Larson, Graham Charles Clague, Ian M. Smale, James C.P. Waithman, James G. Doran, Jamie D. Doyle, Jerome A. van Zuijlen, John A. Pritchett, John F.M. Abbott, Juan Dagniau, Katarzyna Kopaczewska, Kenneth J. Krieg, Kimberly D. Woima, Kurt Rohner, Lawson A.W. Hunter, Lester C. Jager, Marie L. Jersak, Marilyn J. Schonberner, Marjorie Allo, Masaki Ogihara, Paul Harris, Quinn E. Wilson, R. Jeffrey Pendrel, Ray C. J. Riddoch, Rick L. Sumrall, Robert H. Henkhuzens, Rosalind L. C. Bynoe, Ryan A. Rueve, Simon R. Perchard, Theresa A. Roessel, Tiara Ltd., Timothy J. Keating, USN (Ret.), Admiral, Tina O’Connor, TMF Management Limited, Trevor L. Norman, Wilhelmus G. Rieff, Yu Liang

DIRECTORS’ INTERESTS

As at 31 December 2017, apart from holding personal interests in options to subscribe for shares in the Company granted under the share option schemes of the Company as disclosed in this annual report, the interests of each Director and chief executive of the Company in the equity or debt securities of the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance (“SFO”)) which were required (i) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (iii) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”), to be notified to the Company and the Hong Kong Stock Exchange are as follows:

			Approximate
			percentage of
		Ordinary	total issued
Name of Director	Nature of interest	shares held	shares

Chiu Sung Hong	Beneficial interest	1,150,000	0.003%
Lawrence J. Lau	Beneficial interest	200,000	0.000%

Save as disclosed above, as at 31 December 2017, none of the Directors and chief executive of the Company was interested in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which were required (i) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (iii) pursuant to the Model Code, to be notified to the Company and the Hong Kong Stock Exchange. All the interests held by the Directors and chief executive represent long positions.

SUBSTANTIAL SHAREHOLDERS’ INTERESTS

As at 31 December 2017, so far as was known to the Directors and chief executive of the Company, the persons, other than a Director or chief executive of the Company, who had an interest or a short position in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:

			Approximate
			percentage of
		Ordinary	total issued
		shares held	shares

(i)	CNOOC (BVI) Limited	28,772,727,268	64.44%

(ii)	Overseas Oil & Gas Corporation, Ltd. (“OOGC”)	28,772,727,273	64.44%

(iii)	CNOOC	28,772,727,273	64.44%

Note:	CNOOC (BVI) Limited is a direct wholly-owned subsidiary of OOGC, which is a direct wholly-owned subsidiary of CNOOC. Accordingly, CNOOC (BVI) Limited’s interests are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. As at 31 December 2017, save as disclosed above, the Directors and chief executive of the Company are not aware of any other person having interests or short positions (other than the Directors and chief executives of the Company) in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY

Please refer to pages 44 to 51 of this annual report for information concerning the Directors and senior management of the Company.

DIRECTORS’ SERVICE CONTRACTS AND INTERESTS IN transaction, arrangement and contract OF SIGNIFICANCE

No Director (including those to be re-elected) has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than normal statutory obligations).

Save as disclosed in this annual report, as at 31 December 2017 or during the year, none of the Directors or entities connected with the Directors was materially interested, either directly or indirectly, in any transaction, arrangement or contract which is significant in relation to the business of the Group to which the Company or any of its subsidiaries was a party.

DIRECTORS’ PERMITTED INDEMNITY PROVISION

Pursuant to the Company’s Articles of Association, every Director or other officer of the Company shall be entitled to be indemnified out of the assets of the Company against all costs, charges, expenses, losses and liabilities which he/she may sustain or incur in or about the execution of the duties of his/her office or otherwise in relation thereto. The Company has arranged appropriate directors’ and officers’ liability insurance coverage for the Directors and officers of the Group during the year ended 31 December 2017.

MANAGEMENT CONTRACTS

Other than the service contracts of the Directors, the Company has not entered into any contract with any individual, firm or body corporate to manage or administer the whole or any substantial part of any business of the Company during the year.

EMOLUMENTS OF THE DIRECTORS, Senior Management AND THE FIVE HIGHEST PAID INDIVIDUALS

Please refer to notes 8 and 9 to the consolidated financial statements on pages 94 to 96 of this annual report for details of the emoluments of the Directors, senior management and the five highest paid individuals of the Company.

MATERIAL LEGAL PROCEEDINGS

As at 31 December 2017, the Company was not involved in any material litigation or arbitration and no material litigation or arbitration were pending or threatened or made against the Company so far as the Company is aware.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

Except deviation from the CG Code provisions A.2.1 and A.4.1, the Company has complied with the code provisions of the CG Code as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2017.

Please refer to the Corporate Governance Report on pages 25 to 43 of this annual report for details.

AUDITORS

Deloitte Touche Tohmatsu was appointed as the auditors of the Company for the year ended 31 December 2017 and has audited the accompanying financial statements. A resolution to re-appoint Deloitte Touche Tohmatsu as auditors of the Company will be proposed at the forthcoming Annual General Meeting to be held on 31 May 2018.

SUFFICIENCY OF PUBLIC FLOAT

As at the date of this report, the Directors confirmed that based on information that is publicly available to the Company and within the knowledge of the Directors, the Company had maintained sufficient amount of public float as required under the Listing Rules. As at the date of this report, based on publicly available information and within the Directors’ knowledge, approximately 35.56% of the Company’s total issued shares were held by the public. The total number of total issued shares of the Company is 44,647,455,984. The closing price of the share of the Company as at 29 December 2017 is HK$11.22 per share.

VOTING BY POLL

In 2017, all votes of shareholders were taken by poll in the annual general meeting and extraordinary general meetings of the Company. Pursuant to the Rule 13.39(4), all votes of shareholders will be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

By Order of the Board

YANG Hua

Chairman

Hong Kong, 29 March 2018

Management’s Discussion and Analysis

The following discussion and analysis should be read in conjunction with the Chairman’s Statement and the Business Overview section, as well as the Group’s audited financial statements and the related notes.

Development Strategy

As one of the largest independent oil and gas exploration and production companies, we mainly engage in the exploration, development, production and sales of oil and natural gas. The principal components of our strategy are as follows:

Focus on reserve and production growth

As an upstream company specializing in the exploration, development, production and sales of oil and natural gas, we consider reserve and production growth as our top priorities. We plan to increase our reserves and production through drill bits and value-driven acquisitions. We will continue to concentrate our independent exploration efforts on major operating areas, especially offshore China. In the meantime, we will continue to cooperate with our partners through production sharing contracts to lower capital requirements and exploration risks.

We increase our production primarily through the development of proved undeveloped reserves. As of 31 December 2017, approximately 57.6% of our proved reserves were classified as proved undeveloped, which provides a solid resource base for maintaining stable production in the future.

Develop natural gas business

We will continue to develop the natural gas market, and continue to explore and develop natural gas fields. In the event that we invest in businesses and geographic areas where we have limited experience and expertise, we plan to structure our investments in the form of alliances or partnerships with partners possessing the relevant experience and expertise.

Maintain a prudent financial policy

We will continue to maintain our prudent financial policy. As an essential part of our corporate culture, we continue to promote cost consciousness among both our management team and employees. Also, in our performance evaluation system, cost control has been one of the most important key performance indicators.

In 2017, we continued our efforts to lower costs and enhance efficiency through innovation in technology and management. All-in cost decreased for the fourth consecutive year. Under low oil price environment, we attached more importance to cash flow management and maintained a healthy financial position.

2017 Overview

In 2017, the global economy continued its steady recovery. In the U.S., economic recovery momentum was strong, and the Federal Reserve raised interest rates three times during the year. The Eurozone economy also continued to improve. Emerging economies generally recorded rapid growth, but still faced adjustment and transformation pressures. In 2017, the Chinese economy was steady and moved in the right direction on the whole, with GDP growing by approximately 6.9%.

International oil prices surged upward following a period of fluctuation and decline in the first half of 2017. Entering the second half of the year, as a result of major oil producers’ effective implementation of their obligations under a production cut agreement, and an improvement in the demand for crude oil driven by global economic growth and geopolitical tensions in the Middle East, international oil prices fluctuated and picked up. In late November 2017, OPEC agreed to extend the production cut agreement to the end of 2018, meeting market expectations. In 2017, the Brent crude oil price averaged US$54.75 per barrel, representing a year-on-year increase of 21.3%.

The U.S. government enacted comprehensive tax legislation in December 2017 and it took effect as of 1 January 2018. A one-time non cash deferred tax charge of RMB3,376 million was recorded in 2017 for the impact of the reduction of federal corporate income tax rate from 35% to 21%. This tax rate reduction is expected to have positive impact to earnings in the longer term.

In 2017, the Company realized a net production of 470.2 million BOE, representing a decrease of 1.4% over the previous year, which exceeded the annual production target. In terms of exploration, the Company made breakthroughs domestically and overseas, consolidating its resources base for sustainable development. New project construction progressed smoothly. All five new projects planned for 2017 have commenced production. HSE maintained a stable performance.

The Company maintained a solid financial condition in 2017. Oil and gas sales were RMB151,888 million (US$22,471.3 million, with the exchange rates applicable for 2017 at 6.7592), representing an increase of 25.2% over the previous year. Net profit was RMB24,677 million (US$3,650.9 million), representing a significant increase over the previous year.

As at 31 December 2017, the Company’s basic and diluted earnings per share were RMB0.55 and RMB0.55, respectively. The board of directors has recommended the payment of a final dividend of HK$0.30 per share (tax inclusive).

Looking to 2018, the global economy will continue its slow recovery, and international oil prices will still be subject to many uncertainties amid a general rebound. The external operating environment is likely to remain challenging. To this end, the Company remains confident of its prospects going forward. We will further strengthen our operating strategies to meet our production and operational targets.

BUSINESS REVIEW

For details, please refer to “Business Overview” on page 8 to 24 of the annual report.

FINANCIAL RESULTS

Consolidated net profit

Our consolidated net profit increased significantly to RMB24,677 million (US$3,650.9 million) in 2017 from RMB637 million in 2016, primarily as a result of the increase in profitability due to higher international oil price environment, as well as the combined effects of increased reserve and reduced costs as a result of adoption of efficient measures by the Company.

Revenues

Our oil and gas sales, realized prices and sales volume in 2017 are as follows:

			Change
	2017	2016	Amount	(%)

Oil and gas sales (RMB million)	151,888	121,325	30,563	25.2%
Crude and liquids	135,256	106,448	28,808	27.1%
Natural gas	16,632	14,877	1,755	11.8%
Sales volume (million BOE)*	452.4	458.3	(5.9)	(1.3%)
Crude and liquids (million barrels)	380.1	387.6	(7.5)	(1.9%)
Natural gas (bcf)	421.5	410.5	11.0	2.7%
Realized prices
Crude and liquids (US$/barrel)	52.65	41.40	11.25	27.2%
Natural gas (US$/mcf)	5.84	5.46	0.38	7.0%

Net production (million BOE)	470.2	476.9	(6.7)	(1.4%)
China	302.8	311.1	(8.3)	(2.7%)
Overseas	167.4	165.8	1.6	1.0%

*	Excluding our interest in equity-accounted investees.

In 2017, our net production was 470.2 million BOE (including our interest in equity-accounted investees), representing an decrease of 1.4% from 476.9 million BOE in 2016. The increase in crude and liquids sales was primarily due to higher realised oil prices in 2017. The increase in natural gas sales was primarily due to the gradual release of production capacity of high-priced gas fields arising from natural gas demand growth in China, which pulled up the gas price and sales volume simultaneously.

Operating expenses

Our operating expenses increased 4.6% to RMB24,282 million (US$3,592.4 million) in 2017 from RMB23,211 million in 2016, the operating expenses per BOE increased 6.0% to RMB53.6 (US$7.93) per BOE in 2017 from RMB50.6 (US$7.62) per BOE in 2016. Operating expenses per BOE offshore China increased 11.6% to RMB49.2 (US$7.29) per BOE in 2017 from RMB44.1 (US$ 6.65) per BOE in 2016, mainly attributable to the increase in workload as the result of the Company adopting optimisation measures to increase production efficiency, as well as prices of refined oil, chemicals and other materials rose with oil price. Overseas operating expenses per BOE decreased 2.7% to RMB62.4 (US$9.23) per BOE in 2017 from RMB64.1 (US$9.66) per BOE in 2016.

Taxes other than income tax

Our taxes other than income tax increased 3.9% to RMB7,210 million (US$1,066.7 million) in 2017 from RMB6,941 million in 2016, mainly due to the increase in oil and gas sales.

Exploration expenses

Our exploration expenses decreased 6.5% to RMB6,881 million (US$1,018.0 million) in 2017 from RMB7,359 million in 2016, mainly because of less costs of uncertain wells from previous years being written off according to subsequent reserve evaluation as well as the decrease in write-off of expired leases in North American.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization decreased 11.1% to RMB 61,257 million (US$9,062.8 million) in 2017 from RMB68,907 million in 2016.

The dismantlement-related depreciation, depletion and amortization costs decreased 75.6% to RMB383 million (US$56.6 million) in 2017 from RMB1,569 million in 2016. Our average dismantling costs per BOE decreased 75.1% to RMB0.85 (US$0.13) per BOE in 2017 from RMB3.42 (US$0.52) per BOE in 2016, primarily due to the decrease of the present value of asset retirement obligations brought by the increase of interest rate in the China market.

Our depreciation, depletion and amortisation, excluding the dismantlement-related depreciation, depletion and amortization, decreased 9.6% to RMB60,874 million (US$9,006.1 million) in 2017 from RMB67,338 million in 2016. Our average depreciation, depletion and amortization per BOE, excluding the dismantlement-related depreciation, depletion and amortization, decreased 8.4% to RMB134.4 (US$19.89) per BOE in 2017 from RMB146.8 (US$22.12) per BOE in 2016, primarily due to the increase of reserve in producing oil and gas fields by taking effective measures to improve production performance and recovery rate as well as the decrease in amortization rate resulting from the recognized impairment of oil and gas assets in 2016.

Impairment and provision

Our impairment and provision decreased 25.0% to RMB9,130 million (US$1,350.8 million) in 2017 from RMB12,171 million in 2016, mainly due to the decrease of oil and gas assets impairment. The impairment loss of oil and gas assets recognized in 2017 mainly related to oil and gas fields located in China, Africa and North America, and it was primarily due to the revision of the oil and gas price forecast and revision of reserve. In 2016, certain oil and gas properties located in North America, Europe and Africa were impaired, which was reflected by the revision of the oil price forecast and the adjustment in operating plan for the oil sand assets in

Canada. Please refer to Note 13 to the Consolidated Financial Statement of this annual report.

Selling and administrative expenses

Our selling and administrative expenses increased 5.7% to RMB6,861 million (US$1,015.1million) in 2017 from RMB6,493 million in 2016. Our selling and administrative expenses per BOE increased 7.1% to RMB15.15 (US$2.24) per BOE in 2017 from RMB14.15 (US$2.13) per BOE in 2016, due to the increase in transportation costs in Canada resulting from increased production and sales volume.

Finance costs/Interest income

Our finance costs decreased 19.2% to RMB5,044 million (US$746.2 million) in 2017 from RMB6,246 million in 2016, primarily due to the increased capitalized interest cost arising from the increase in the scale of oil and gas assets under construction. Our interest income decreased 27.5% to RMB653 million (US$96.6 million) in 2017 from RMB901 million in 2016, primarily due to the decreased proportion of deposits with higher interest rates.

Exchange gains/losses, net

Our net exchange gains changed to RMB356 million (US$52.7 million) in 2017, while accounted net exchange losses of RMB790 million in 2016, primarily as a result of the increase in exchange gains arising from RMB fluctuation against the US dollars and Hong Kong dollars.

Investment income

Our investment income decreased 13.2% to RMB2,409 million (US$356.4 million) in 2017 from RMB2,774 million in 2016, primarily attributable to the decreased proportion of corporate wealth management products with higher interest rates.

Share of profits/losses of associates and a joint venture

Our share of profits of associates and a joint venture changed to RMB855 million (US$126.5 million) in 2017, while in 2016 we shared losses of RMB76 million, primarily attributable to losses from the sale of shares of Northern Cross (Yukon) Limited located in Canada in 2016.

Income tax expense/credit

Our income tax expense changed to RMB11,680 million (US$1,728.0 million) in 2017, while accounted income tax credit of RMB5,912 million in 2016, mainly because income tax expense increased as Company’s profitability increased in 2017, in addition, the U.S. government decreased the federal corporate income tax rate from 35% to 21% and resulted in a one-time write-off of net deferred tax asset and increased income tax expense.

Capital Resources and Liquidity

Overview

Our primary source of cash during 2017 was cash flows from operating activities. We used cash primarily to fund capital expenditure and dividends. The changes are as follows:

	2017		2016	Change
	RMB million	US$ million	RMB million	RMB million	%

Generated from operating activities	94,734	14,015.6	72,863	21,871	30.0%
Used in investing activities	(64,411)	(9,529.4)	(27,953)	(36,458)	130.4%
Used in financing activities	(31,271)	(4,626.4)	(43,240)	11,969	(27.7%)

Cash generated from operating activities

The cash inflow from operating activities increased 30.0% to RMB94,734 million (US$14,015.6 million) in 2017 from RMB72,863 million in 2016, primarily attributable to the increase in oil and gas sales cash inflows caused by the increase in international oil price partially offset by the increase in the income tax expense for the current period.

Cash used in investing activities

In 2017, our capital expenditure payment (excluding acquisition) decreased 7.0% to RMB47,734 million (US$7,062.1 million) from 2016. Our development expenditures in 2017 were primarily related to the capital expenditure of OML130 project, deep-water Gulf of Mexico and shale oil and gas in U.S., as well as the expenses incurred for improving recovery factors of the oil and gas fields in production. The Company had no significant expenditure incurred for acquisition during the year.

In addition, our cash used in investing activities was also attributable to the purchase of other financial assets of RMB122,267 million (US$18,089.0 million) this year. Our cash generated from investing activities was mainly from the proceeds from the sales of other financial assets in the amount of RMB101,396 million (US$15,001.2 million), and the decrease in our time deposits with maturity over three months in the amount of RMB1,450 million (US$214.5 million).

Cash used in financing activities

In 2017, the increase in net cash outflow from financing activities was mainly due to the repayment of bank loans of RMB13,052 million (US$1,931.0 million), repayment of financial notes of RMB8,869 million (US$1,312.1 million) and the cash outflow of the distribution of dividends of RMB16,448 million (US$2,433.4 million), partially offset by the proceeds of bank loans of RMB12,252 million (US$ 1,821.6 million).

At the end of 2017, our total interest-bearing outstanding debt was RMB132,250 million (US$19,565.9 million), compared to RMB150,476 million at the end of 2016. The decrease in debt in 2017 was primarily attributable to the repayment of financial notes and impact of changes in the exchange rate of the US dollar and RMB. Our gearing ratio, which is defined as interest-bearing debts divided by the sum of interest-bearing debts plus equity, was 25.8%, lower than that of 28.2% in 2016. The main reason was the decreased scale of interest-bearing debts.

Capital Expenditure

The following table sets forth the Company’s actual capital expenditure on an accrual basis for the periods indicated.

	Year ended 31 December
	2015	2016	2017
	(Rmb million)

China
Development	25,187	15,048	16,762
Exploration	9,515	6,205	7,978

Subtotal	34,702	21,253	24,740

Overseas
Development	25,957	24,516	21,891
Exploration	5,201	2,964	3,085

Subtotal	31,158	27,480	24,976

Total	65,860	48,733	49,716

Note:	Capitalized interests for 2015, 2016 and 2017 were RMB1,385 million, RMB1,430 million and RMB2,495 million, respectively.

Others

Employees

As of 31 December 2017, the Company had 14,783 employees in China, 4,019 employees overseas and 228 contracted employees.

Since 4 February 2001, the Company has adopted 4 stock option plans that were applicable to directors, senior management members and other qualified beneficiaries and has granted options thereafter in accordance with each stock option plan.

The Company has set up a recruitment system that is primarily market driven, and has adopted an appropriate remuneration structure.

For more information on employees and human resources, please refer to “Human Resources” in “Business Overview” section of this annual report.

CHARGES ON ASSETS

Please refer to Note 36 to the Consolidated Financial Statements of this annual report.

CONTINGENCIES

Please refer to Note 32 to the Consolidated Financial Statements of this annual report.

Independent Auditor’s Report

TO THE SHAREHOLDERS OF CNOOC LIMITED

(Incorporated in Hong Kong with limited liability)

Opinion

We have audited the consolidated financial statements of CNOOC Limited (the “Company”) and its subsidiaries (collectively referred to as “the Group”) set out on pages 71 to 127, which comprise the consolidated statement of financial position as at 31 December 2017, and the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2017, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and have been properly prepared in compliance with the Hong Kong Companies Ordinance.

Basis for Opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing (“HKSAs”) issued by the HKICPA. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the HKICPA’s Code of Ethics for Professional Accountants (“the Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter

Determination of the recoverable amount of the oil and gas properties

We identified the determination of the recoverable amount of the oil and gas properties as a key audit matter due to the significant judgements involved in	Our procedures in relation to the determination of the recoverable amount of oil and gas properties included: • Examining the methodology used in management’s determination of the management’s impairment assessment, such as determination of estimated future oil and gas prices, future production estimates, estimated future capital expenditures and operating expenses and discount rates.

See note 3 and note 13 to the consolidated financial statements for information.

          recoverable amount of oil and gas properties.

•         Assessing the key assumptions and estimations used in the discounted cash flows in management’s determination of the recoverable amount, including:

•         Checking the estimated oil and gas prices by comparing with forecasted prices derived from third party oil price forecasts and existing gas contracts.

•         Assessing the production estimates, estimated capital expenditures and operating expenses by comparing with the prior year estimates, and with corresponding data from the reserve reports prepared by the reserve engineers.

•         Evaluating the competence and objectivity of the reserve engineers and performing procedures to assess the reliability of data provided to external experts.

•         Involving our internal valuation specialists to evaluate management’s calculation of the recoverable amount, including the reasonableness of the discount rates used by management.

Key audit matter	How our audit addressed the key audit matter

Realisability of deferred tax assets

We identified the realisability of deferred tax assets as a key audit matter due to significant judgements required in management assessment to estimate the future taxable profits and the periods over which the deferred tax assets are expected to be realised.

See note 10 to the consolidated financial statements for information.

Our procedures in relation to the realisability of deferred tax assets, particularly for those components which are making significant losses in recent years, included:

•         Evaluating management’s assessment on the realisability of the deferred tax assets by checking whether the key assumptions used to estimate future taxable profits were consistent with those used in management’s impairment assessment on the recoverable amount of the oil and gas properties and those considered in the Group’s business plans, where appropriate.

•         Together with our internal tax specialists, assessing whether the periods over which the deferred tax assets are expected to be realised and other relevant factors considered by management in its assessment were supported by applicable tax regulations.

Determination of the recoverable amount of the oil sands properties of Long Lake assets as impacted by the uncertainty of the related future operating plan
We identified the determination of the recoverable amount of the oil sands properties of Long Lake assets as a key audit matter due to the uncertainty of the related future operating plan. See note 13 to the consolidated financial statements for information.

Our procedures in relation to the determination of the recoverable amount of the oil sands properties of Long Lake assets included:

•         Discussing with management to understand the development of the future operating plan for Long Lake assets and assessing management’s current assumptions that the upgrader will be returned in service by considering the expenditures, technology and workforce required to resume the related operations.

•         Evaluating the estimates used in determination of the recoverable amount of the oil sands properties.

•         Involving our internal valuation specialists to evaluate management’s calculation of the recoverable amount, including the reasonableness of the discount rates used by management.

•         Assessing the impact of the future operating plan on the determination of the recoverable amount of the oil sands properties by considering the outcomes of different possible scenarios.

Other Information

The directors of the Company are responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Directors and Those Charged with Governance for the Consolidated Financial Statements

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs issued by the IASB, HKFRSs issued by the HKICPA and the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion solely to you, as a body, in accordance with section 405 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•	Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in the independent auditor’s report is Li Kin Fai.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

29 March 2018

Consolidated Statement of Profit or Loss and Other Comprehensive Income

Year ended 31 December 2017

(All amounts expressed in millions of Renminbi, except per share data)

	Notes	2017	2016

REVENUE
Oil and gas sales	4	151,888	121,325
Marketing revenues		28,907	20,310
Other income		5,595	4,855

		186,390	146,490

EXPENSES
Operating expenses		(24,282)	(23,211)
Taxes other than income tax	10 (ii)	(7,210)	(6,941)
Exploration expenses		(6,881)	(7,359)
Depreciation, depletion and amortisation	6	(61,257)	(68,907)
Special oil gain levy	10 (iii)	(55)	—
Impairment and provision	6, 13	(9,130)	(12,171)
Crude oil and product purchases		(27,643)	(19,018)
Selling and administrative expenses		(6,861)	(6,493)
Others		(6,021)	(4,802)

		(149,340)	(148,902)

PROFIT/(LOSS) FROM OPERATING ACTIVITIES		37,050	(2,412)
Interest income	6	653	901
Finance costs	7	(5,044)	(6,246)
Exchange gains/(losses), net		356	(790)
Investment income	6	2,409	2,774
Share of profits/(losses) of associates	16	302	(609)
Share of profit of a joint venture		553	533
Non-operating income, net		78	574

PROFIT/(LOSS) BEFORE TAX	6	36,357	(5,275)
Income tax (expense)/credit	10 (i)	(11,680)	5,912

PROFIT FOR THE YEAR ATTRIBUTABLE TO
OWNERS OF THE PARENT		24,677	637

OTHER COMPREHENSIVE (EXPENSE)/INCOME
Items that may be subsequently reclassified to profit or loss
Exchange differences on translation of foreign operations		(10,121)	10,422
Share of other comprehensive income/(expense) of associates		36	(127)

Other items that will not be reclassified to profit or loss
Fair value change on equity investments designated
as at fair value through other comprehensive income	18 (ii)	(542)	(461)
Others		54	12

OTHER COMPREHENSIVE (EXPENSE)/INCOME
FOR THE YEAR, NET OF TAX	(10,573)	9,846

TOTAL COMPREHENSIVE INCOME FOR THE YEAR
ATTRIBUTABLE TO OWNERS OF THE PARENT	14,104	10,483

EARNINGS PER SHARE ATTRIBUTABLE TO
OWNERS OF THE PARENT
Basic (RMB Yuan)	11	0.55	0.01
Diluted (RMB Yuan)	11	0.55	0.01

Details of the dividends proposed and paid for the year are disclosed in note 12 to the consolidated financial statements.

Consolidated Statement of Financial Position

31 December 2017

(All amounts expressed in millions of Renminbi)

	Notes	2017	2016

NON-CURRENT ASSETS
Property, plant and equipment	13	395,868	432,465
Intangible assets	14	15,070	16,644
Investments in associates	16	4,067	3,695
Investment in a joint venture	17	25,079	26,300
Equity investments	18, 33	3,540	4,266
Deferred tax assets	10 (i)	25,509	24,844
Other non-current assets	19	9,248	7,422

Total non-current assets		478,381	515,636

CURRENT ASSETS
Inventories and supplies	20	7,354	8,709
Trade receivables	21	20,787	23,289
Derivative financial assets	33	—	428
Equity investments	18, 33	14	15
Other financial assets	18, 33	74,344	52,889
Other current assets		8,387	6,150
Time deposits with maturity over three months	22	15,380	16,830
Cash and cash equivalents	22	12,572	13,735

Total current assets		138,838	122,045

CURRENT LIABILITIES
Loans and borrowings	25	13,892	19,678
Trade and accrued payables	23	26,713	25,345
Derivative financial liabilities	33	—	426
Other payables and accrued liabilities	24	14,106	14,866
Taxes payable		6,701	6,775

Total current liabilities		61,412	67,090

NET CURRENT ASSETS		77,426	54,955

TOTAL ASSETS LESS CURRENT LIABILITIES		555,807	570,591

NON-CURRENT LIABILITIES
Loans and borrowings	25	118,358	130,798
Provision for dismantlement	26	52,893	50,426

Deferred tax liabilities	10	(i)	3,303	5,670
Other non-current liabilities			1,278	1,326

Total non-current liabilities	175,832	188,220

NET ASSETS	379,975	382,371

EQUITY
Equity attributable to owners of the parent
Issued capital	27	43,081	43,081
Reserves	28	336,894	339,290

TOTAL EQUITY	379,975	382,371

YUAN Guangyu	XU Keqiang
Director	Director

Consolidated Statement of Changes in Equity

Year ended 31 December 2017

(All amounts expressed in millions of Renminbi)

			Attributable to owners of the parent

			Statutory and
		Cumulative	non-
	Issued	translation	distributable	Other	Retained	Proposed
	capital	reserve	reserves	reserves	earnings	final dividend		Total

Balance at 1 January 2016	43,081	(12,939)	20,000	5,132	321,370	9,397		386,041
Profit for the year	-	-	-	-	637	-		637
Other comprehensive income/(expense),
net of income tax	-	10,422	-	(576)	-	-		9,846

Total comprehensive income/(expense)	-	10,422	-	(576)	637	-		10,483
2015 final dividend	-	-	-	-	(143)	(9,397)		(9,540)
2016 interim dividend	-	-	-	-	(4,613)	-		(4,613)
2016 final dividend	-	-	-	-	(9,096)	9,096		-

Balance at 31 December 2016	43,081	(2,517)*	20,000 *	4,556 *	308,155 *	9,096	*	382,371

Balance at 1 January 2017	43,081	(2,517)	20,000	4,556	308,155	9,096		382,371
Profit for the year	-	-	-	-	24,677	-		24,677
Other comprehensive expense,
net of income tax	-	(10,121)	-	(452)	-	-		(10,573)

Total comprehensive (expense)/income	-	(10,121)	-	(452)	24,677	-		14,104
2016 final dividend	-	-	-	-	183	(9,096)		(8,913)
2017 interim dividend	-	-	-	-	(7,587)	-		(7,587)
Proposed 2017 final dividend	-	-	-	-	(10,830)	10,830		-
Appropriation to reserve**	-	-	50,000	-	(50,000)	-		-

Balance at 31 December 2017	43,081	(12,638)*	70,000 *	4,104 *	264,598 *	10,830	*	379,975

*	These reserve accounts constitute the consolidated reserves of approximately RMB336,894 million (2016: RMB339,290 million) in the consolidated statement of financial position.

**	During the year ended 31 December 2017, CNOOC China Limited (the “CNOOC China”), the Company’s wholly-owned subsidiary, appropriated RMB50,000 million of the general reserve fund.

Consolidated Statement of Cash Flows

Year ended 31 December 2017

(All amounts expressed in millions of Renminbi)

	Notes	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations	31	110,625	82,137
Income taxes paid		(15,891)	(9,274)

Net cash flows from operating activities		94,734	72,863

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditure		(47,734)	(51,347)
Additions to investments in associates		(161)	(221)
Decrease in time deposits with maturity over three months		1,450	1,180
Dividends received from an associate		116	135
Dividends received from a joint venture		243	-
Interest received		666	1,010
Investment income received		1,821	2,013
Purchase of other financial assets		(122,267)	(62,900)
Purchase of equity investments		(51)	(63)
Proceeds from sale of other financial assets		101,396	81,675
Proceeds from disposal of property, plant and equipment		110	532
Proceeds from disposal of an associate		-	33

Net cash flows used in investing activities		(64,411)	(27,953)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of guaranteed notes		(8,869)	(4,866)
Proceeds from bank loans		12,252	4,293
Repayment of bank loans		(13,052)	(23,412)
Dividends paid		(16,448)	(14,153)
Interest paid		(5,154)	(5,102)

Net cash flows used in financing activities		(31,271)	(43,240)

NET (DECREASE)/INCREASE IN CASH
AND CASH EQUIVALENTS		(948)	1,670
Cash and cash equivalents at beginning of year		13,735	11,867
Effect of foreign exchange rate changes, net		(215)	198

CASH AND CASH EQUIVALENTS AT END OF YEAR	22	12,572	13,735

Notes to Consolidated Financial Statements

31 December 2017

(All amounts expressed in millions of Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). During the year, the Group was principally engaged in the exploration, development, production and sale of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC. In November 2017, CNOOC changed its registered company name which is registered in Chinese pursuant to relevant laws and regulations of China to “中國海洋石油集團有限公司”.

2.1	STATEMENT OF COMPLIANCE

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (the “IASB”), Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Hong Kong Companies Ordinance (Cap. 622). A summary of the significant accounting policies adopted by the Group is set out below.

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

The IASB has issued a number of new and revised IFRSs that are first effective for the current accounting year commencing 1 January 2017 or later but available for early adoption. The equivalent new and revised HKFRSs consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB.

The accounting policies adopted are consistent with those of the year ended 31 December 2016, except for the first time adoption of the amendments to IFRSs/HKFRSs effective for the Group’s financial year beginning on 1 January 2017. The adoption of the amendments had no material impact on the accounting policies, the disclosures or the amounts recognised in the consolidated financial statements of the Group.

The Group has not applied the following new and revised IFRSs/HKFRSs, which may be relevant to the Group and have been issued but are not yet effective, in these consolidated financial statements:

IFRS 9/HKFRS 9	Financial Instruments[1]
IFRS 15/HKFRS 15	Revenue from Contracts with Customers and the related Amendments[1]
IFRS 16/HKFRS 16	Leases[2]
IFRS 17/HKFRS 17	Insurance Contracts[4]
IFRIC 22/HK(IFRIC)-Int 22	Foreign Currency Transactions and Advance Consideration[1]

IFRIC 23/HK(IFRIC)-Int 23	Uncertainty over Income Tax Treatments[2]
Amendments to IFRS 2/HKFRS 2	Classification and Measurement of Share-based Payment Transactions[1]
Amendments to IFRS 4/HKFRS 4	Applying IFRS 9/HKFRS 9 Financial Instruments with
IFRS 4/HKFRS 4 Insurance Contracts[1]
Amendments to IFRS 9/HKFRS 9	Prepayment Features with Negative Compensation[2]
Amendments to IFRS 10/HKFRS 10	Sale or Contribution of Assets between an Investor and its
and IAS 28/HKAS 28	Associate or Joint Venture[3]
Amendments to IAS 19	Plan Amendment, Curtailment or Settlement[2]
Amendments to IAS 28/HKAS 28	Long-term Interests in Associates and Joint Ventures[2]
Amendments to IAS 28/HKAS 28	As part of the Annual Improvements to IFRS Standards/
HKFRSs 2014-2016 Cycle[1]
Amendments to IAS 40/HKAS 40	Transfers of Investment Property[1]
Amendments to IFRSs/HKFRSs	Annual Improvements to IFRS Standards/HKFRs 2015-2017 Cycle[2]

1.	Effective for annual periods beginning on or after 1 January 2018, except for the 2009 version of IFRS 9/HKFRS 9, which the Group adopted in advance

2.	Effective for annual periods beginning on or after 1 January 2019

3.	Effective for annual periods beginning on or after a date to be determined

4.	Effective for annual periods beginning on or after 1 January 2021

IFRS 15/HKFRS 15 Revenue from Contracts with Customers

IFRS 15/HKFRS 15 Revenue from Contracts with Customers provides a single model for accounting for revenue arising from contracts with customers, focusing on the identification and satisfaction of performance obligations, and is effective for annual periods beginning on or after 1 January 2018. IFRS 15/HKFRS 15 will supersede IAS 18/HKAS 18 Revenue.

The Company expects to adopt the new revenue standard as of 1 January 2018 using the modified retrospective transition method. Based on our assessment, the Company does not expect the implementation of the standard to have a material effect on its consolidated financial statements.

IFRS 16/HKFRS 16 Leases

IFRS 16/HKFRS 16, which upon the effective date will supersede IAS 17/HKAS 17 Leases, introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Specifically, under IFRS 16/HKFRS 16, a lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Accordingly, a lessee should recognise depreciation of the right-of-use asset and interest on the lease liability, and also classify cash payments of the lease liability into a principal portion and an interest portion and present them in the consolidated statement of cash flows. Also, the right-of-use asset and the lease liability are initially measured on a present value basis. The measurement includes non-cancellable lease payments and also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease, or not to exercise an option to terminate the lease. This accounting treatment is significantly different from the lessee accounting for leases that are classified as operating leases under IAS 17/HKAS 17.

In respect of the lessor accounting, IFRS 16/HKFRS 16 substantially carries forward the lessor accounting requirements in IAS 17/HKAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for these two types of leases differently.

The Group is in the process of assessing the impact of application of IFRS 16/HKFRS 16. For the moment, it is not practicable to provide a reasonable estimate of the effect of the application of IFRS 16/HKFRS 16 until the Group completes a detail review.

The Group anticipates that the application of other new and revised IFRSs/HKFRSs that have been issued but are not yet effective will have no material effect on the Group’s consolidated financial statements.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These consolidated financial statements have been prepared under the historical cost convention, except for as detailed in the accounting policies notes hereafter. These consolidated financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest million except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2017.

The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

The results of subsidiaries are included in the Company’s statement of profit or loss and other comprehensive income to the extent of dividends received and receivable. The Company’s interests in subsidiaries are stated at cost less any impairment losses.

All intra-group balances, income and expenses and unrealised gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The consideration transferred is measured at acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether it measures the non-controlling interests in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition related costs incurred are included in profit or loss.

When the Group acquires a business, it assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer is recognised at fair value at the acquisition date. Contingent consideration classified as an asset or liability is measured at subsequent reporting dates in accordance with IFRS 9/HKFRS 9 (2009) or IAS 39/HKAS 39, with the corresponding gain or loss being recognised in profit or loss. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognised for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets of the business acquired, the difference is recognised in profit or loss as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the exploration and production (“E&P”) segment, using value in use, to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss on goodwill is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period.

Where goodwill has been allocated to a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the cash-generating unit retained.

Subsidiaries

Subsidiaries are all those entities over which the Group has power over the investee such that the Group is able to direct the relevant activities, has exposure or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns.

Associates

Based on the Group’s ownership percentage (considering its direct ownership as well as potentially exercisable or convertible shares) and other contractual rights, the Group has significant influence over its associates, rather than the power to control.

The Group’s investments in associates are stated in the consolidated statement of financial position at the Group’s share of net assets under the equity method of accounting, less any impairment losses. Adjustments are made to bring into line any dissimilar accounting policies that may exist. Under the equity method, an investment in an associate is initially recognised in the consolidated statement of financial position at cost and adjusted thereafter to recognise the Group’s share of the profit or loss and other comprehensive income of the associate. Unrealised gains and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s investments in the associates, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of associates is included as part of the Group’s investments in associates and is not individually tested for impairment.

Joint arrangements

Certain of the Group’s activities are conducted through joint arrangements. Joint arrangements are classified as either a joint operation or joint venture, based on the rights and obligations arising from the contractual obligations between the parties to the arrangement.

Joint control

Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Joint operations

Some arrangements have been assessed by the Group as joint operations as both parties to the contract are responsible for the assets and obligations in proportion to their respective interest, whether or not the arrangement is structured through a separate vehicle. This evaluation applies to both the Group’s interests in production sharing arrangements and certain joint operation.

The Group entered into numerous production sharing arrangements or similar agreements in China and overseas countries. The Group’s participating interest may vary in each arrangement. The Group, as one of the title owners under certain exploration and/or production licenses or permits, is required to bear exploration (with some exceptions in China), development and operating costs together with other co-owners based on each owner’s participating interest. Once production occurs, a certain percentage of the annual production or revenue is first distributed to the local government, which, in most cases, with the nature of royalty and other taxes or expenses, and the rest of the annual production or revenue is allocated among the co-owners.

The Group accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRSs/HKFRSs applicable to the particular assets, liabilities, revenues and expenses.

Joint venture

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

The Group’s investments in joint ventures are stated in the consolidated statement of financial position at the Group’s share of net assets under the equity method of accounting, less any impairment losses. Adjustments are made to bring into line any dissimilar accounting policies that may exist. Under the equity method, an investment in a joint venture is initially recognised in the consolidated statement of financial position at cost and adjusted thereafter to recognise the Group’s share of the profit or loss and other comprehensive income of the joint venture. Where the profit sharing ratios are different to the Group’s equity interest, the share of post-acquisition results of the joint ventures is determined based on the agreed profit sharing ratio. Unrealised gains and losses resulting from transactions between the Group and its joint ventures are eliminated to the extent of the Group’s investments in the joint ventures, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of joint ventures is included as part of the Group’s investments in joint ventures and is not individually tested for impairment.

Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person

(i)	has control or joint control of the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	the entity is controlled or jointly controlled by a person identified in (a); and

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets, financial assets and goodwill), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises.

Property, plant and equipment

Property, plant and equipment comprise oil and gas properties, and vehicles and office equipment and others.

(a)	Oil and gas properties

For oil and gas properties, the successful efforts method of accounting is adopted. The Group capitalises the initial acquisition costs of oil and gas properties. Impairment of initial acquisition costs is recognised based on exploratory experience and management judgement and charged to profit and loss as exploration expenses. Upon discovery of commercial reserves, acquisition costs are transferred to proved properties. The costs of drilling and equipping successful exploratory wells, all development expenditures on construction, installation or completion of infrastructure facilities such as platforms, pipelines, processing plants and the drilling of development wells and the building of enhanced recovery facilities, including those renewals and betterments that extend the economic lives of the assets, and the related borrowing costs are capitalised. The costs of unsuccessful exploratory wells and all other exploration costs are expensed as incurred.

The Group carries exploratory well costs as an asset when the well has found a sufficient quantity of reserves to justify its completion as a producing well and where the Group is making sufficient progress assessing the reserves and the economic and operating viability of the project. Exploratory well costs not meeting these criteria are charged to expenses. Exploratory wells that discover potentially economic reserves in areas where major capital expenditure will be required before production would begin and when the major capital expenditure depends upon the successful completion of further exploratory work remain capitalised and are reviewed periodically for impairment.

Producing oil and gas properties are depreciated on a unit-of-production basis over the proved developed reserves.

Common facilities that are built specifically to service production directly attributed to designated oil and gas properties are depreciated based on the proved developed reserves of the respective oil and gas properties on a pro-rata basis. Common facilities that are not built specifically to service identified oil and gas properties are depreciated using the straight-line method over their estimated useful lives. Costs associated with significant development projects are not depreciated until commercial production commences and the reserves related to those costs are excluded from the calculation of depreciation.

Capitalised acquisition costs of proved properties are depreciated on a unit-of-production method over the total proved reserves of the relevant oil and gas properties.

(b)	Vehicles, office equipment and others

Vehicles, office equipment and others are stated at cost less accumulated depreciation and impairment losses. The straight-line method is adopted to depreciate the cost less any estimated residual value of these assets over their expected useful lives. The useful lives of vehicles, office equipment and other assets are in line with their beneficial periods.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a recoverable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed and, adjusted if appropriate, at each reporting date.

Any gains and losses on disposals of property, plant and equipment (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) are recognised in profit or loss.

Intangible assets (other than goodwill)

The intangible assets of the Group comprise software, gas processing rights of the NWS Project, marketing transportation and storage contracts, drilling rig contracts and seismic data usage rights. Intangible assets with finite lives are carried at cost, less accumulated amortisation and accumulated impairment losses. The cost of intangible assets acquired in a business combination is the fair value as at the date of acquisition. Intangible assets with finite lives except for gas processing rights, are amortised on the straight-line basis over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

The intangible assets regarding software have been amortised on the straight-line basis over their respective useful lives. The intangible asset regarding the gas processing rights has been amortised upon the commercial production of the liquefied natural gas on a unit-of-production basis over the total proved reserves of the relevant asset. The intangible assets regarding the marketing transportation and storage contracts and drilling rig contracts are amortised over the life of the contracts on the straight-line basis. The intangible assets related to the seismic data usage rights are amortised over the estimated useful life of the seismic data.

Major maintenance and repairs

Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets and overhaul costs. Where an asset or part of an asset that was separately depreciated and is replaced, and it is probable that future economic benefits associated with the item will flow to the Group, the replacement expenditure is capitalised. Where part of the asset was not separately considered as a component, the replacement value is used to estimate the carrying amount of the replaced assets which is immediately written off. All other maintenance costs are expensed as incurred.

Research and development costs

All research costs are expensed as incurred.

Expenditure (other than that relating to oil and gas properties discussed above) incurred on projects to develop new products is capitalised and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred.

Financial assets

All recognised financial assets are subsequently measured in their entirety at either amortised cost or fair value, depending on the classification of the financial assets.

(a)	Financial assets at amortised cost

Debt instruments and hybrid contracts that meet the following conditions are subsequently measured at amortised cost less impairment loss:

•	the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and

•	the contractual terms of the instrument give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All other financial assets are subsequently measured at fair value.

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition. Interest income for debt instruments measured subsequently at amortised cost is recognised in profit or loss in accordance with the policies set out for “Revenue Recognition” below.

(b)	Financial assets at fair value through profit or loss (FVTPL)

Investments in equity instruments are classified as at FVTPL, unless the Group designates such investment that is not held for trading as at FVTOCI on initial recognition.

A financial asset is held for trading if it has been acquired principally for the purpose of selling it in the near term or it is a derivative that is not designated and effective as a hedging instrument.

Debt instruments that do not meet the amortised cost criteria (see (a) above) are measured at FVTPL. In addition, debt instruments that meet the amortised cost criteria but are designated as at FVTPL are measured at FVTPL. A debt instrument may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognising the gains and losses on them on different bases.

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any gains or losses arising on remeasurement recognised in profit or loss.

(c)	Financial assets at fair value through other comprehensive income (FVTOCI)

On initial recognition, the Group can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments as at FVTOCI. The Group has investments in certain equity instruments (publicly traded or non-publicly traded), the purpose of which are not held for trading, but held for medium or long-term strategic purpose. Therefore, those investments in equity securities are designated as at FVTOCI.

Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognised in other comprehensive income and accumulated in the other reserves. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the investments.

Dividends on these investments in equity instruments are recognised in profit or loss when the Group’s right to receive the dividends is established in accordance with IAS 18/HKAS 18 Revenue, unless the dividends clearly represent a recovery of part of the cost of the investment.

Fair value

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in note 33.

Impairment of financial assets

The Group assesses at each reporting date whether there is any objective evidence that a financial asset, other than those at FVTPL and FVTOCI, or a group of financial assets may be impaired.

In relation to trade and other receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor and significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice.

If there is objective evidence that an impairment loss on financial assets measured at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in profit or loss.

If, in a subsequent year, the amount of the estimated impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reduced either directly or by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognised in profit or loss, to the extent that the carrying value of the asset does not exceed amortised cost at the reversal date.

Derecognition of financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised when:

(i)	The contractual rights to receive cash flows from the asset have expired; or

(ii)	the Group has transferred its rights to receive cash flows from the asset, or the Group retains the contractual rights to receive the cash flows from the asset, but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has no control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Financial liabilities at amortised cost (including interest-bearing loans and borrowings)

Financial liabilities including trade and accrued payables, other payables and accrued liabilities, and interest-bearing loans and borrowings are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method. The related interest expense is recognised in profit or loss.

Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the amortisation process.

Financial guarantee contracts

A financial guarantee contract is recognised initially at its fair value including transaction costs that are directly attributable to the issue of the guarantee. Subsequent to initial recognition, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the reporting date and the amount recognised less cumulative amortisation.

Derecognition of financial liabilities

Financial liabilities are derecognised when the obligations under the liabilities are discharged, cancelled, or have expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in profit or loss.

Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position, if and only if, there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

Inventories and supplies

Inventories primarily consist of oil and supplies, including items for repairs and maintenance of oil and gas properties. Inventories are stated at the lower of cost and net realisable value. Costs of inventories and supplies represent purchase or production cost of goods and are determined on a weighted average basis.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand and short term deposits with an original maturity of three months or less.

Provisions

(a)	General

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. When the effect of discounting is material, the amount recognised for a provision is the present value at the reporting date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in profit or loss.

(b)	Dismantlement liability

Dismantlement liability is recognised when the Group has a present legal or constructive obligation as a result of the past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. A corresponding amount equivalent to the provision is also recognised as part of the cost of the related property, plant and equipment. The amount recognised is the estimated cost of dismantlement, discounted to its present value using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Changes in the estimated timing of dismantlement or dismantlement cost estimates are dealt with prospectively by recording an adjustment to the provision, and a corresponding adjustment to property, plant and equipment. The unwinding of the discount on the dismantlement provision is included as a finance cost.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the consolidated statement of profit or loss and other comprehensive income, either as an expense as it relates to operating activities or as a component of the applicable categories of other comprehensive income or expense.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted, by the reporting date, in the countries where the Group operates and generates taxable income.

Deferred tax is provided, using the balance sheet liability method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•	when the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses to the extent that it is probable that taxable profit and taxable temporary differences will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilised, except:

•	when the deferred tax assets relating to the deductible temporary differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at each reporting date and are recognised to the extent that it is probable that sufficient taxable profit and taxable temporary differences will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a)	Oil and gas sales

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties, obligations to governments and other mineral interest owners. Revenue from the sale of oil and gas is recognised when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. Revenue from the production of oil and gas in which the Group has a joint interest with other producers is recognised based on the Group’s working interest and the terms of the relevant production sharing contracts. Differences between production sold and the Group’s share of production are not significant.

Oil and gas lifted and sold by the Group above or below the Group’s participating interests in the production sharing contracts results in overlifts and underlifts. The Group records these transactions in accordance with the entitlement method under which overlifts are recorded as liabilities and underlifts are recorded as assets at year-end oil prices. Settlement will be in kind or in cash when the liftings are equalised or in cash when production ceases.

The Group has entered into gas sale contracts with customers, which contain take-or-pay clauses. Under these contracts, the Group makes a long term supply commitment in return for a commitment from the buyer to pay for minimum quantities, whether or not it takes delivery. These commitments contain protective (force majeure) and adjustment provisions. If a buyer has a right to get a “make up” delivery at a later date, revenue recognition is deferred. If no such option exists according to the contract terms, revenue is recognised when the take-or-pay penalty is triggered.

(b)	Marketing revenues

Marketing revenues principally represent the sales of oil and gas from the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries. The cost of the oil and gas sold is included in “Crude oil and product purchases” in the consolidated statement of profit or loss and other comprehensive income. In addition, the Group’s marketing activities in North America involves entering into contracts to purchase and sell crude oil, natural gas and other energy commodities, and use derivative contracts, including futures, forwards, swaps and options for hedging and trading purposes (collectively derivative contracts). Any change in the fair value is also included in marketing revenue.

(c)	Other income

Other income mainly represents project management fees charged to foreign partners, handling fees charged to customers, the sales of diluents to third parties and gains from disposal of oil and gas properties and is recognised when the services have been rendered or the properties have been disposed of. Reimbursement of insurance claims is recognised when the compensation becomes receivable.

(d)	Dividend income

Dividend income is recognised when the Group’s right to receive payment is established.

(e)	Interest income

Interest income is recognised as it accrues using the effective interest method.

The Group presents taxes collected from customers in the consolidated statement of profit or loss and other comprehensive income on a net basis.

Share-based payment transactions

Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes option pricing model, further details of which are given in note 27.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognised for equity-settled transactions at the end of the each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to profit or loss for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest for the Group.

No equity-settled award was cancelled or modified during the years ended 31 December 2017 and 2016.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Retirement and termination benefits

The Group participates in defined contribution plans in accordance with local laws and regulations for full-time employees in the PRC and other countries in which it operates. The Group’s contributions to these defined contribution plans are charged to profit or loss in the year to which they relate.

Borrowing costs

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing costs directly relating to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of the respective assets. All other borrowing costs are expensed in the period in which they are incurred.

Foreign currencies

These consolidated financial statements are presented in RMB. Each entity in the Group maintains its books and records in its own functional currency. Foreign currency transactions recorded by the entities of the Group are initially recorded using their respective exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the exchange rates ruling at the end of the reporting period. All differences arising on settlement or translation of monetary items are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. The gain or loss arising on retranslation of a non-monetary item is treated consistently with the recognition of the gain or loss on change in fair value of the item.

The functional currencies of certain entities within the Group are currencies other than RMB. As at the end of the reporting period, the assets and liabilities of these entities are translated into the presentation currency of the Group at the exchange rates ruling at the reporting date, and their statement of profit or loss and other comprehensive income are translated into RMB at the weighted average exchange rates for the year. The resulting exchange differences are included in the cumulative translation reserve. On disposal of a foreign operation, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in profit or loss.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessee, rentals payable under operating leases are charged to profit or loss on the straight-line basis over the lease terms.

Prepaid land lease payments under operating leases in China are initially stated at cost and subsequently amortised on the straight-line basis over the lease terms.

Contingencies

A contingent liability is disclosed when the existence of an obligation will only be confirmed by future events or when the amount of the obligation cannot be measured reliably.

A contingent asset is not recognised in the financial statements, but is disclosed when an inflow of economic benefits is probable.

Significant accounting judgements, estimates and assumptions

The preparation of the consolidated financial statements in accordance with IFRSs and HKFRSs requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and judgements are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

In the process of applying the Group’s accounting policies, the Directors have made the following judgements, estimates and assumptions, which have the most significant effect on the amounts recognised in the consolidated financial statements.

(a)	Reserve base

Oil and gas properties are depreciated on a unit-of-production basis at a rate calculated by reference to proved reserves. Commercial reserves are determined using estimates of oil in place, recovery factors and future oil prices, the latter having an impact on the proportion of the gross reserves which are attributable to the host government under the terms of the production sharing contracts. The level of estimated commercial reserves is also a key determinant in assessing whether the carrying value of any of the Group’s oil and gas properties has been impaired.

Pursuant to the oil and gas reserve estimation requirements under US Securities and Exchange Commission’s rules, the

Group uses the average, first-day-of-the-month oil price during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate its proved oil and gas reserves.

(b)	Carrying value of oil and gas properties

The calculation of the unit-of-production rate for oil and gas properties amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved reserves. This would generally result from significant changes in any of the factors or assumptions used in estimating reserves. These factors could include changes in proved reserves, the effect on proved reserves of differences between actual oil and gas prices and oil and gas price assumptions and unforeseen operational issues.

(c)	Recoverable amount of oil and gas properties

The Company makes an assessment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or when there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. In any event, the Company would make an estimate of the asset’s recoverable amount, which is calculated at the higher of the asset’s value in use and its fair value less costs of disposal. The Company recognises an impairment loss only if the carrying amount of an asset exceeds its recoverable amount. The Company charges an impairment loss to the profit or loss in the period in which it arises. A reversal of an impairment loss is credited to the profit or loss in the period in which it arises.

The calculations of the recoverable amount of assets require the use of estimates and assumptions. The key assumptions include, but are not limited to, future oil and gas prices, future production estimates, estimated future capital expenditures, estimated future operating expenses and the discount rate.

Changes in the key assumptions used, which could be significant, include updates to future pricing estimates, updates to future production estimates to align with the Company’s anticipated drilling plan, changes in the Company’s capital costs and operating expense assumptions, and discount rate. There is a significant degree of uncertainty with the assumptions used to estimate future cash flows due to various risk factors. The complex economic outlook may also materially and adversely affect the Company’s key assumptions. Changes in economic conditions can also affect the discount rates applied in assessments of impairment.

Actual cash flows are likely to be different from those estimated or forecast since anticipated events frequently do not occur as expected and unforeseen events may arise. The Company’s results of operations could be materially and adversely affected for the period in which future impairment charges are incurred.

The sensitivity analysis for the impairment testing involves estimates and judgments to consider numerous assumptions comprehensively. Those assumptions interact on each other and interrelate with each other complexly and do not have fixed patterns along with the changes in price. Accordingly, the Company believes that the preparation of the sensitivity analysis for the impairment testing will be impracticable. Changes in assumptions could affect impairment charges and reversals in the consolidated statement of profit or loss and other comprehensive income, and the carrying amounts of assets in the consolidated statement of financial position.

(d)	Dismantlement costs

Dismantlement costs will be incurred by the Group at the end of the operating life of certain of the Group’s facilities and properties. The ultimate dismantlement costs are uncertain and cost estimates can vary in response to many factors including changes to relevant legal requirements, the emergence of new restoration techniques or experience at other production sites. The expected timing and amount of expenditure can also change, for example, in response to changes in reserves or changes in laws and regulations or their interpretation. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

(e)	Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations (including those applicable to tax credits) and the amount and timing of future taxable income. Given the wide range of international business relationships and the long term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Group establishes provisions, based on best estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as the Group’s experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective group company’s domicile.

4.	OIL AND GAS SALES

	2017	2016

Gross sales	156,304	124,648
Less: Royalties	(3,226)	(2,398)
PRC government’s share of oil	(1,190)	(925)

Oil and gas sales	151,888	121,325

5.	SEGMENT INFORMATION

(a)	Segment results

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. The Group reports the business through three operating and reporting segments: E&P, trading business and corporate. These segments are operating segments whose financial information are reviewed by the Group’s chief operating decision maker when making decisions regarding allocating resources and assessing performance. The geographical information is separately disclosed in (b).

The following table presents the segment financial information for the Group for the years ended 31 December 2017 and 2016.

	E&P		Trading business		Corporate		Eliminations		Consolidated
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

External Revenue	142,429	114,935	43,618	30,986	343	569	-	-	186,390	146,490
Intersegment Revenue*	14,737	10,676	(14,737)	(10,676)	84	113	(84)	(113)	-	-

Total revenue	157,166	125,611	28,881	20,310	427	682	(84)	(113)	186,390	146,490

Segment profit/(loss) for the year	23,863	(346)	808	656	6,391	30,701	(6,385)	(30,374)	24,677	637

Amounts included in the measure
of segment profit or loss
Operating expenses	(24,282)	(23,220)	-	-	-	-	-	9	(24,282)	(23,211)
Taxes other than income tax	(7,169)	(6,901)	-	-	(41)	(40)	-	-	(7,210)	(6,941)
Exploration expenses	(6,896)	(7,393)	-	-	-	-	15	34	(6,881)	(7,359)
Depreciation, depletion
and amortisation	(60,834)	(68,333)	(67)	(144)	(423)	(470)	67	40	(61,257)	(68,907)
Impairment and provision	(9,161)	(12,180)	-	9	31	-	-	-	(9,130)	(12,171)
Selling and administrative expenses	(4,966)	(4,920)	(269)	(296)	(1,654)	(1,307)	28	30	(6,861)	(6,493)
Interest income	315	217	-	1	1,571	1,805	(1,233)	(1,122)	653	901
Finance costs	(3,274)	(3,384)	(1)	(1)	(3,011)	(4,183)	1,242	1,322	(5,044)	(6,246)
Share of (losses)/profits of associates and a joint venture	(88)	(63)	-	-	943	(13)	-	-	855	(76)
Income tax (expense)/credit	(11,236)	3,811	(3)	(24)	(441)	2,125	-	-	(11,680)	5,912

Other segment information
Investments in associates and a joint venture	655	737	-	-	28,491	29,258	-	-	29,146	29,995
Others	457,780	497,413	3,588	1,898	340,329	342,810	(213,624)	(234,435)	588,073	607,686

Segment assets	458,435	498,150	3,588	1,898	368,820	372,068	(213,624)	(234,435)	617,219	637,681

Segment liabilities	(301,167)	(331,339)	(2,375)	(947)	(124,794)	(138,352)	191,092	215,328	(237,244)	(255,310)

Capital expenditure	52,790	49,122	-	-	421	395	-	-	53,211	49,517

*	Certain oil and gas produced by the E&P segment are sold via the trading business segment. For the Group’s chief operating decision maker’s assessment of segment performance, these revenues are reclassified back to E&P segment.

(b)	Geographical information

The Group mainly engages in the exploration, development, production and sale of crude oil, natural gas and other petroleum products in offshore China. Activities outside the PRC are mainly conducted in Canada, the United States of America, the United Kingdom, Nigeria, Argentina, Indonesia, Uganda, Iraq, Brazil and Australia etc.

In presenting the Group’s geographical information, revenues from external customers are based on the location of the Group’s customers, and non-current assets are attributed to the segments based on the location of the Group’s assets. 65% (2016: 70%) of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain non-current assets information for the Group’s geographical information for the years ended 31 December 2017 and 2016.

	PRC		Canada		Others		Consolidated
	2017	2016	2017	2016	2017	2016	2017	2016

Property, plant and equipment	162,027	174,853	95,552	103,173	138,289	154,439	395,868	432,465
Investments in associates and a joint venture	3,680	3,451	-	-	25,466	26,544	29,146	29,995
Other non-current assets	8,502	6,593	605	731	141	98	9,248	7,422

(c)	Information about major customers

The current year’s revenue of approximately RMB15,488 million (2016: RMB9,659 million) was derived from sales by the E&P segment and the trading business segment to China Petroleum & Chemical Corporation. Sales to CNOOC Group are included in Note 29 (iii).

6.	PROFIT/(LOSS) BEFORE TAX

The Group’s profit/(loss) before tax is arrived at after charging/(crediting):

	2017	2016

Crediting:
Interest income from bank deposits	(653)	(901)

Investment income:
– Fair value changes on other financial assets	(2,409)	(2,774)

Insurance compensation on disposal of property, plant and equipment	(110)	(520)

Charging:
Auditors’ remuneration:
– Audit fee	51	47
– Other fees	5	6

	56	53

Employee wages, salaries, allowances and social security costs	6,517	6,403

Impairment and provision:
– Property, plant and equipment	8,639	10,768
– Trade receivables	212	1,439
– Others	279	(36)

	9,130	12,171

Depreciation, depletion and amortisation:
– Property, plant and equipment	60,802	68,303
– Intangible assets	854	1,020
– Less: Net amount capitalised	(399)	(416)

	61,257	68,907

Operating lease rentals:
– Office properties	639	485
– Plant and equipment	1,560	1,747

	2,199	2,232

Repairs and maintenance	4,800	4,052

Research and development costs	1,739	1,424

Loss on disposal of property, plant and equipment	116	78

7.	FINANCE COSTS

	2017	2016

Interest on bank loans	169	217
Interest on other loans	5,207	5,249
Other borrowing costs	18	25

Total borrowing costs	5,394	5,491
Less: Amount capitalised in property, plant and equipment (note 13)	(2,495)	(1,430)

	2,899	4,061
Other finance costs:
Unwinding of discount on provision for dismantlement (note 26)	2,145	2,185

	5,044	6,246

The effective interest rates used to determine the amount of related borrowing costs for capitalisation varied from 0.95% to 7.875% (2016: from 0.7566% to 7.875%) per annum during the year ended at 31 December 2017.

8.	KEY MANAGEMENT PERSONNEL’S REMUNERATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Company.

(i)	Directors’ remuneration

Salaries,
		allowances	Performance	Pension	Total
		and benefits	related	scheme	paid/payable
	Fees (1)	in kind(1)	bonuses (1)	contributions	during the year
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

2017
Executive directors:
Yuan Guangyu(2)(5)	-	197	455	134	786
Xu Keqiang(3)	-	146	162	94	402

Subtotal	-	343	617	228	1,188

Non-executive directors:
Yang Hua(4)(5)	-	-	-	-	-
Liu Jian(6)	-	-	-	-	-
Wu Guangqi(7)(8)	-	-	-	-	-

Subtotal	-	-	-	-	-

Independent non-executive
directors:
Chiu Sung Hong	972	-	-	-	972
Lawrence J. Lau	824	-	-	-	824
Tse Hau Yin, Aloysius	972	-	-	-	972
Kevin G. Lynch	824	-	-	-	824

Subtotal	3,592	-	-	-	3,592

Total	3,592	343	617	228	4,780

2016
Executive directors:
Yang Hua(4)(5)	-	-	-	-	-
Yuan Guagnyu(2)(5)	-	94	78	70	242
Li Fanrong(5)	-	92	454	59	605

Subtotal	-	186	532	129	847

Non-executive directors:
Liu Jian(6)	-	-	-	-	-
Wu Guangqi(7)(8)	-	92	454	59	605
Lv Bo(8)	-	-	-	-	-

Subtotal	-	92	454	59	605

Independent non-executive
directors:
Chiu Sung Hong	957	-	-	-	957
Lawrence J. Lau	812	-	-	-	812
Tse Hau Yin, Aloysius	957	-	-	-	957
Kevin G. Lynch	812	-	-	-	812

Subtotal	3,538	-	-	-	3,538

Total	3,538	278	986	188	4,990

Notes:

(1)	Fees, salaries, allowances, benefits in kind and performance related bonuses represent the gross amount (before applicable individual salary tax) paid/payable to individual directors.

(2)	On 18 April 2017, Mr. Yuan Guangyu was appointed as the Chief Executive Officer of the Company. Mr. Yuan Guangyu resigned as the President of the Company.

(3)	On 18 April 2017, Mr. Xu Keqiang was appointed as an Executive Director and the President of the Company.

(4)	On 18 April 2017, Mr. Yang Hua was re-designated as a Non-executive Director of the Company. Mr. Yang Hua resigned as the Chief Executive Officer of the Company and he remains as the Chairman of the Board.

(5)	On 15 June 2016, Mr. Yang Hua was re-designated as an Executive Director and appointed as the Chief Executive Officer of the Company. Mr. Yuan Guangyu was appointed as an Executive Director and the President of the Company. Mr. Li Fanrong resigned as an Executive Director, the Chief Executive Officer and the President of the Company.

(6)	On 20 December 2016, Mr. Liu Jian was appointed as the Vice Chairman and a Non-executive Director of the Company.

(7)	On 15 June 2016, Mr. Wu Guangqi was re-designated as a Non-executive Director of the Company and resigned as the Compliance Officer of the Company.

(8)	On 20 December 2016, Mr. Wu Guangqi was appointed as a member of the Remuneration Committee of the Company. Mr. Lv Bo resigned as a Non-executive Director and a member of the Remuneration Committee of the Company.

The Company has adopted the share option schemes for the grant of options to the Company’s directors. The fair value of share options for the directors measured according to the Group’s accounting policy as set out in note 3. No Directors exercised any share option in 2017 or 2016. No new share option was granted to Directors in respect of their services to the Group under the applicable share option schemes of the Company in 2017 or 2016. Further details of share option scheme and valuation techniques are set out in note 27.

Save as disclosed above, there was no arrangement under which a director waived or agreed to waive any remuneration during the year. In 2017, the executive directors’ remuneration shown above were for their services in connection with the management of the affairs of the Company. The other directors’ remuneration shown above were for their services as directors of the Company.

(ii)	Other key management personnel’s (excluding Directors’) remuneration

	2017	2016

Short term employee benefits	9	7
Pension scheme contributions	1	1

Amount paid/payable during the year	10	8
Share options*	-	-

	10	8

The bands of the remuneration of other key management personnel (excluding Directors) and the related number of members of other key management personnel (excluding Directors) are as follows:

	Number of employees
	2017	2016

Nil to RMB2,000,000	12	10

	12	10

*	This item represents the fair value of share options measured according to the Group’s accounting policy as set out in note 3. No other key management personnel exercised any share option in 2017 or 2016.

9.	FIVE HIGHEST PAID EMPLOYEES

During the year, none (2016: none) of the Directors, details of whose remuneration are disclosed in note 8(i) above, received an amount which falls within the category of the five highest paid employees. Details of the remuneration of the five (2016: five) highest paid employees, for the year are as follows:

	2017	2016

Basic salaries, allowances, and benefits in kind (1)	21	23
Performance-related bonuses	19	14
Pension scheme contributions	1	1

Amount paid/payable during the year	41	38

(1)	Salaries, allowances, and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual employees.

The remuneration of the five (2016: five) highest paid employees, falls within the following bands:

	Number of employees
	2017	2016

RMB5,500,001-RMB6,000,000	-	1
RMB6,000,001-RMB6,500,000	1	-
RMB7,000,001-RMB7,500,000	1	-
RMB7,500,001-RMB8,000,000	-	3
RMB8,000,001-RMB8,500,000	1	-
RMB9,000,001-RMB9,500,000	1	1
RMB10,000,001 to RMB10,500,000	1	-

	5	5

10.	TAX

(i)	Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2016: 16.5%) on profits arising in or derived from Hong Kong.

The Company is regarded as a Chinese Resident Enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) by the State Administration of Taxation of the PRC. As a result, the Company is subject to the PRC corporate income tax at the rate of 25% starting from 1 January 2008. The corporate income tax which is subjected in Hong Kong is qualified as a foreign tax credit to offset the PRC corporate income tax starting from 1 January 2008.

The Company’s subsidiary in Mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations. CNOOC Deepwater Development Limited, a wholly-owned subsidiary of CNOOC China Limited, is subject to corporate income tax at the rate of 15% for the three years ended 31 December 2017, after being assessed as a high and new technology enterprise. The company is in the process of re-applying to be assessed as a high and new technology enterprise from 2018 to 2020.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 50% (2016: 10% to 50%). The U.S. government enacted comprehensive tax legislation in December 2017 that took effect as of 1 January 2018. A one-time non-cash deferred tax charge was recorded due to the impact of the reduction of U.S. federal corporate income tax rate from 35% to 21%. The U.K. government decreased the combined income tax rate on North Sea oil and gas activities from 50% to 40% with effect from 1 January 2016.

As of 31 December 2017, deferred tax liabilities related to undistributed earnings of the Company’s overseas subsidiaries have not been provided since the timing of the reversal of the taxable temporary differences can be controlled by the Company and it is probable that the temporary differences would not reverse in the foreseeable future.

An analysis of the tax expense/(credit) in the Group’s consolidated statement of profit or loss and other comprehensive income is as follows:

	2017	2016

Current tax
Provision for PRC enterprise income tax
on the estimated taxable profits for the year	11,472	7,547
Provision for overseas enterprise income tax
on the estimated taxable profits for the year	4,390	2,983

Deferred tax
Temporary differences in the current year	(7,558)	(14,595)
Effect of changes in tax rates	3,376	(1,847)

Income tax expense/(credit) for the year	11,680	(5,912)

A reconciliation of the PRC statutory corporate income tax rate to the effective income tax rate of the Group is as follows:

	2017	2016
	%	%

PRC statutory enterprise income tax rate	25.0	25.0
Effect of different tax rates for overseas subsidiaries	(1.6)	34.8
Effect of changes in tax rates	9.4	35.0
Tax credit from the government	(2.7)	8.3
Tax reported in equity-accounted entities	(0.2)	1.0
Tax losses previously not recognised	-	5.3
Others	2.2	2.7

Group’s effective income tax rate	32.1	112.1

The movements of deferred tax liabilities net of deferred tax assets are as follows:

	2017	2016

At 1 January	(19,174)	(1,948)
Credit to the profit or loss	(7,558)	(14,595)
Changes in tax rates	3,376	(1,847)
Charge to equity	7	(226)
Exchange differences	1,143	(558)

At 31 December	(22,206)	(19,174)

Principal components of deferred tax balances are as follows:

	2017	2016

Deferred tax assets
Property, plant and equipment	7,312	1,681
Provision for dismantlement	9,669	9,325
Losses available for offsetting against future taxable profit	16,529	21,163
Fair value of long term borrowings	1,771	1,969
Others	1,178	1,389

	36,459	35,527

Deferred tax liabilities
Property, plant and equipment	(13,670)	(16,208)
Fair value changes on other financial assets	(232)	(139)
Others	(351)	(6)

	(14,253)	(16,353)

Net deferred tax assets	22,206	19,174

Of which
– deferred tax assets	25,509	24,844
– deferred tax liabilities	(3,303)	(5,670)

As at 31 December 2017, the Group had approximately RMB87,623 million (2016: RMB82,288 million) of carry-forward tax losses, predominantly in North America, that would be available to offset against future taxable profits of the subsidiaries in which the tax losses arose. Most of the US and Canadian tax losses will expire in 8 to 20 years.

Deferred tax assets in respect of tax losses are recognised only to the extent of the anticipated future taxable profits or reversal of existing taxable temporary differences.

As at 31 December 2017, the Group’s recognised deferred tax assets on tax losses amounted to RMB75,018 million (2016: RMB68,061 million). Unrecognised tax losses, where recovery is not currently expected, amounted to RMB12,605 million (2016: RMB14,227 million). This includes RMB3,181 million (2016: RMB3,207 million) of unrecognised tax loss arising from Uganda which has no fixed expiry date. The remainder expires between 5 to 20 years.

At 31 December 2017, the Group’s unrecognised deferred tax assets related to unused tax credits amounted to RMB4,990 million (2016: RMB5,761 million). This includes RMB4,587 million (2016: RMB4,807 million) of unrecognised deferred tax assets related to unused tax credits from Nigeria which has no fixed expiry date. The remainder expires between 2026 and 2036.

The realisability of the deferred tax assets recognised mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In case where the actual future taxable profits generated are less than expected, or change in facts and circumstances which result in revision of future taxable profits estimation, the balance of deferred tax assets may be significantly revised.

(ii)	Other taxes

The Company’s PRC subsidiaries pay the following other taxes and dues:

i.	Production tax at the rate of 5% on production under production sharing contracts;

ii.	VAT at the rates from 13% to 17% on taxable sales under independent oil and gas fields since 1 May 2016 according to “Provisional Regulations on VAT of the PRC” and relevant detailed rules according to the “Circular on Certain Policies on the Pilot Program of the Collection of VAT in Lieu of Business Tax” (Cai Shui [2016] No.39), which replaced the production tax at the rate of 5% on production under independent oil and gas fields before 1 May 2016. According to “Notice on Simplifying the Relevant Policies on Value-added Tax Rates” (Cai Shui [2017] No.37), with effect from 1 July 2017, the 13% VAT rate shall be removed and gas sales shall be subject to the 11% tax rate.

VAT at the rates from 3% to 17% on other income since 1 May 2016, which were subject to the business tax at rates of 3% to 5% or VAT at the rates of 3% to 17% before 1 May 2016.

The VAT payable is calculated using the taxable sales amount multiplied by the applicable tax rate less relevant deductible input VAT;

iii.	Resource tax (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production tax) derived by oil and gas fields under production sharing contracts signed after 1 November 2011 and independent offshore oil and gas fields starting from 1 November 2011, which replaced the royalties for oil and gas fields, except for those under production sharing contracts signed before 1 November 2011 which will be subject to related resource tax requirement after the expiration of such production sharing contracts. The resource tax rate was changed from 5% to 6% since 1 December 2014;

iv.	Export tariff at the rate of 5% on the export value of petroleum oil;

v.	City construction tax at the rates of 1% or 7% on the production tax, business tax and VAT paid;

vi.	Educational surcharge at the rate of 3% on the production tax, business tax and VAT paid; and

vii.	Local educational surcharge at the rate of 2% on the production tax, business tax and VAT paid.

In addition, other taxes paid and payable by the Company’s non-PRC subsidiaries include royalty as well as taxes levied on petroleum-related income, budgeted operating and capital expenditure.

(iii)	Special Oil Gain Levy

In 2006, a Special Oil Gain Levy (“SOG Levy”) was imposed by the Ministry of Finance of the PRC (“MOF”) at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. The MOF has decided to increase the threshold of the SOG Levy to US$65 with effect from 1 January 2015. Notwithstanding this adjustment, the SOG Levy continues to have five levels and is calculated and charged according to the progressive and valorem rates on the excess amounts. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purposes and is calculated based on the actual volume of the crude oil entitled.

11.	EARNINGS PER SHARE

	2017	2016

Earnings
Profit for the purpose of basic and diluted earnings per share calculation	24,677	637

Number of shares
Number of ordinary shares for the purpose of
basic earnings per share calculation	44,647,455,984	44,647,455,984
Effect of dilutive potential ordinary shares under
the share option schemes	4,101,969	11,684,504

Weighted average number of ordinary
shares for the purpose of diluted earnings per share	44,651,557,953	44,659,140,488

Earnings per share:
Basic (RMB Yuan)	0.55	0.01
Diluted (RMB Yuan)	0.55	0.01

12.	DIVIDENDS

	2017	2016

Dividend per ordinary share:
2017 interim dividend – HK$0.20 (2016: interim
dividend HK$0.12) per ordinary share	7,601	4,673
2016 final dividend – HK$0.23 (2015: final dividend
HK$0.25) per ordinary share	8,847	9,571
2017 final dividend proposed at HK$0.30 (2016: final dividend proposed at HK$0.23) per ordinary share by the Board of Directors – not
recognised as a liability as at the end of the year	10,830	9,096

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and related laws and regulations, the Company is regarded as a Chinese Resident Enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

13.       PROPERTY, PLANT AND EQUIPMENT

		Vehicles
		and office
	Oil and gas	equipment
	properties	and others	Total

Cost:
At 1 January 2016	803,986	5,296	809,282
Additions	44,302	236	44,538
Disposals and write-offs	(6,365)	(37)	(6,402)
Exchange differences	25,703	205	25,908

At 31 December 2016	867,626	5,700	873,326

At 1 January 2017	867,626	5,700	873,326
Additions	48,937	99	49,036
Disposals and write-offs	(2,577)	(914)	(3,491)
Exchange differences	(24,985)	(148)	(25,133)

At 31 December 2017	889,001	4,737	893,738

Accumulated depreciation, depletion and
amortisation and impairment:
At 1 January 2016	(353,824)	(1,317)	(355,141)
Depreciation charge for the year	(67,906)	(397)	(68,303)

Impairment	(10,768)	-	(10,768)
Disposals and write-offs	3,532	34	3,566
Exchange differences	(10,157)	(58)	(10,215)

At 31 December 2016	(439,123)	(1,738)	(440,861)

At 1 January 2017	(439,123)	(1,738)	(440,861)
Depreciation charge for the year	(60,442)	(360)	(60,802)
Impairment	(8,639)	-	(8,639)
Disposals and write-offs	1,185	258	1,443
Exchange differences	10,932	57	10,989

At 31 December 2017	(496,087)	(1,783)	(497,870)

Net book value:
At 31 December 2016	428,503	3,962	432,465

At 31 December 2017	392,914	2,954	395,868

Included in the current year’s additions was an amount of approximately RMB2,495 million (2016: approximately RMB1,430 million) in respect of interest capitalised in property, plant and equipment (note 7). Included also in the depreciation charge for the year was an amount of approximately RMB636 million (2016: approximately RMB1,609 million) in respect of a depreciation charge on dismantlement cost capitalised in oil and gas properties.

Impairment and provision recognised during the year included the impairment loss to reduce the carrying amount of certain oil and gas properties to the recoverable amount. In 2017, the impairment loss was mainly related to fields in China, Africa and North America which was primarily due to the revision of the oil and gas price forecast and revision of reserves. In 2016, the impairment loss was mainly related to fields in North America, Europe and Africa primarily due to the revision of the oil price forecast and an adjustment in operating plan for oil sand assets in Canada.

For both years, the recoverable amount was calculated based on the assets’ value in use and was determined at the cash-generating unit level. The Company identifies a field or the group of fields that could generate cash inflows independently as a cash-generating unit. The principal parameters used in determining the recoverable amount of the Group’s assets include estimates of proved and unproved reserves, future commodity prices that come from the price forecast of respected and independent institutions, combined with internal analysis and judgment of the international market environment, as well as best estimates of drilling and development costs.

The discount rate is derived from the Company’s weighted average cost of capital (“WACC”) and is adjusted, where applicable, to take into account any specific risks relating to the country where the asset is located as well as the asset specific characteristics, such as specific tax treatments, cash flow profiles and economic life. The discount rate used for value in use calculations is 8%-12% in 2017 after tax (2016: 8%-11% after tax). A derived pre-tax discount rate would be in the range of 8%-15% (2016: 9%-11% pre-tax).

For 2016, included in impairment was RMB7,358 million recognised on the Long Lake project, due to the revision of the oil price forecast and adjustments to operating plans caused by the pipeline rupture and the explosion accident. Specifically, the operating plan was changed to defer the timing of when to bring the Long Lake upgrader back online, to make the timing concurrent with the most recent expectation of when sufficient feedstock will be produced from Long Lake assets to maximise the utilisation and cash generating potential of the upgrader. The Company also updated the yield assumptions based on the most recent operating performance of the upgrader. The asset was written down to an estimated recoverable amount of RMB33,902 million in June 2016. As at 31 December 2017, the future operating plan of Long Lake assets is still under assessment by management, which may significantly impact the recoverable amount of the oil sands properties of Long Lake assets in the future.

During 2017, the Group wrote off certain oil and gas assets in the North America mainly due to the expiration of lease contracts. Approximately RMB71 million was included in the exploration expenses, and approximately RMB1,588 million was included in the depreciation, depletion and amortisation charge, respectively.

14.	INTANGIBLE ASSETS

	Gas	Drilling rig	Marketing
	processing	contracts and	transportation
	rights under	seismic data	and storage	Software
	NWS Project	usage rights	contracts	and others	Goodwill	Total

Cost:
At 1 January 2016	1,191	1,596	1,527	2,861	13,805	20,980
Additions	-	-	-	197	-	197
Disposal	-	-	-	(387)	-	(387)
Exchange differences	82	109	104	67	943	1,305

At 31 December 2016	1,273	1,705	1,631	2,738	14,748	22,095

At 1 January 2017	1,273	1,705	1,631	2,738	14,748	22,095
Additions	-	-	-	206	-	206
Disposal	-	(1,662)	(54)	(199)	-	(1,915)
Exchange differences	(74)	(43)	(93)	(57)	(856)	(1,123)

At 31 December 2017	1,199	-	1,484	2,688	13,892	19,263

Accumulated amortisation:
At 1 January 2016	(621)	(958)	(1,096)	(1,882)	-	(4,557)
Amortisation charge for the year	(51)	(326)	(135)	(508)	-	(1,020)
Disposal	-	-	-	386	-	386
Exchange differences	(57)	(80)	(81)	(42)	-	(260)

At 31 December 2016	(729)	(1,364)	(1,312)	(2,046)	-	(5,451)

At 1 January 2017	(729)	(1,364)	(1,312)	(2,046)	-	(5,451)
Amortisation charge for the year	(46)	(332)	(57)	(419)	-	(854)
Disposal	-	1,662	54	199	-	1,915
Exchange differences	43	34	76	44	-	197

At 31 December 2017	(732)	-	(1,239)	(2,222)	-	(4,193)

Net book value:
At 31 December 2016	544	341	319	692	14,748	16,644

At 31 December 2017	467	-	245	466	13,892	15,070

Goodwill represents the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed in a business combination.

According to the accounting policies as set out in note 3, goodwill is acquired in the acquisition of Nexen Inc., and from the acquisition date, allocated to the entire E&P assets, which are the groups of cash-generating units that are expected to benefit from the synergies of the acquisition.

Impairment is determined by assessing the recoverable amount of the entire E&P assets to which the goodwill relates. Where the recoverable amount of the entire E&P assets is less than the carrying amount of the assets and the goodwill together, an impairment loss on goodwill is recognised.

In assessing value in use of E&P segment, the key assumptions include, but are not limited to, future commodity prices, future production estimates, estimated future capital expenditures, estimated future operating expenses and the discount rate. The discount rate used for value in use is derived from the Company’s WACC and is adjusted, where applicable, to take into account any specific risks relating to the country where the asset is located as well as the asset specific characteristics, such as specific tax treatments, cash flow profiles and economic life. However, actual results could differ from those estimates.

The intangible asset regarding the gas processing rights has been amortised upon the commercial production of the liquefied natural gas on a unit-of-production basis over the total proved reserves of the relevant asset. The intangible assets regarding the marketing transportation and storage contracts are amortised on a straight-line basis over the life of the contracts which is less than 20 years. Other identifiable intangible assets are amortised on a straight-line basis over a period ranging from 3 to 5 years.

15.	INVESTMENTS IN SUBSIDIARIES

Particulars of the principal subsidiaries at the end of the reporting period are as follows:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities

Directly held subsidiaries:

CNOOC China Limited	Tianjin, PRC	RMB20 billion	100%	Offshore petroleum exploration, development, production and sales, and shale gas exploration in the PRC

China Offshore Oil (Singapore) International Pte Ltd	Singapore	SG$3 million	100%	Sales and marketing of petroleum products outside the PRC

CNOOC International Limited	British Virgin Islands	US$20,000,000,002	100%	Investment holding

CNOOC Finance (2003) Limited	British Virgin Islands	US$1,000	100%	Bond issuance

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities

CNOOC Finance (2011) Limited	British Virgin Islands	US$1,000	100%	Bond issuance

CNOOC Finance (2012) Limited	British Virgin Islands	US$1,000	100%	Bond issuance

CNOOC Finance (2013) Limited	British Virgin Islands	US$1,000	100%	Bond issuance

Indirectly held subsidiaries(1):

CNOOC Deepwater Development Limited	Zhuhai, PRC	RMB20.3 billion	100%	Deepwater and low-grade oil and gas fields exploitation in the PRC and exploration, development, production and sales of oil and gas in the oil and gas fields of South China Sea

CNOOC Southeast Asia Limited	Bermuda	US$12,000	100%	Investment holding

CNOOC SES Ltd.	Malaysia	US$1	100%	Petroleum exploration, development and production in Indonesia

CNOOC Muturi Limited	Isle of Man	US$7,780,770	100%	Petroleum exploration, development and production in Indonesia

CNOOC NWS Private Limited	Singapore	SG$2	100%	Offshore petroleum exploration, development and production in Australia

CNOOC Exploration & Production Nigeria Limited	Nigeria	NGN10 million	100%	Petroleum exploration, development and production in Africa

CNOOC Iraq Limited	British Virgin Islands	US$1	100%	Providing services of petroleum exploration and development in the Republic of Iraq

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities

CNOOC Canada Energy Ltd.	Canada	100 common shares without a par value 103,000 preferred shares without a par value	100%	Oil sands exploration, development and production in Canada

CNOOC Uganda Ltd	Uganda	1 million Uganda Shilling	100%	Petroleum exploration, development and production in Africa

Nexen Energy ULC	Canada	13,671,421,700 common shares without a par value	100%	Petroleum exploration, development and production in Canada

Nexen Petroleum U.K. Limited	England and Wales	GBP98,009,131	100%	Petroleum exploration, development and production in the UK

Nexen Petroleum Nigeria Limited	Nigeria	NGN30 million	100%	Petroleum exploration, development and production in Nigeria

OOGC America LLC	USA	N/A	100%	Petroleum exploration, development and production in the USA

Nexen Petroleum Offshore U.S.A. Inc.	USA	US$15,830	100%	Petroleum exploration, development and production in the USA

Nexen Oil Sands Partnership	Canada	N/A	100%	Petroleum exploration, development and production in Canada

CNOOC PETROLEUM BRASIL LTDA (2)	Brazil	R$2,965,600,000	100%	Petroleum exploration, development and production in Brazil

CNOOC Nexen Finance (2014) ULC	Canada	100 common shares without a par value	100%	Bond issuance

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities

CNOOC Finance (2015) U.S.A. LLC	USA	N/A	100%	Bond Issuance

CNOOC Finance (2015) Australia Pty Ltd	Australia	US$1	100%	Bond Issuance

(1)	All subsidiaries are indirectly held through CNOOC International Limited, except CNOOC Deepwater Development Limited which is indirectly held through CNOOC China Limited.

(2)	The registered capital of CNOOC PETROLEUM BRASIL LTDA increased from R$2,436,000,000 to R$2,965,600,000 on 20 June 2017.

The above table lists the subsidiaries of the Company which, in the opinion of the Directors, principally affected the results for the year or formed a substantial portion of the total assets of the Group. To give details of other subsidiaries would, in the opinion of the Directors, result in particulars of excessive length.

16.	INVESTMENTS IN ASSOCIATES

Particulars of the principal associates at the end of the reporting period are as follows:

Name of associates	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities

Shanghai Petroleum Corporation Limited	Shanghai, PRC	RMB900 million	30%	Production, processing and technology consultation of oil, gas and relevant products in the PRC

CNOOC Finance Corporation Limited	Beijing, PRC	RMB4 billion	31.8%	Provision of deposit, transfer, settlement, loan, discounting and other financing services to CNOOC and its member entities

To give details of other associate would, in the opinion of the Directors, result in particulars of excessive length.

The Group’s investments in associates represent:

	2017	2016

Share of net assets	4,067	3,695

None of the Group’s associates are considered to be individually material. The following table illustrates the summarised financial information of the Group’s associates in the consolidated financial statements:

	2017	2016

Profit/(loss) for the year	302	(609)
Other comprehensive income/(expense)	36	(127)

Total comprehensive income/(expense)	338	(736)

Dividend of RMB116 million was received from the associates in 2017 (2016: RMB135 million).

17.	INVESTMENT IN A JOINT VENTURE

Particulars of the joint venture at the end of the reporting period are as follows:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/ registered capital	Percentage of equity attributable to the Group	Principal activities

Bridas Corporation	British Virgin Islands	US$102,325,582	50%	Investment holding

Summarised financial information of the joint venture is disclosed below:

	2017	2016

Current assets	11,614	9,201

Non-current assets	63,660	66,992

Current liabilities	(6,630)	(6,866)

Non-current liabilities	(18,486)	(16,727)

Revenue	29,879	28,371
Depreciation, depletion and amortisation	(3,742)	(3,988)
Interest income	313	388
Finance costs	(550)	(704)

Profit before tax	2,215	1,226
Income tax expense	(1,109)	(160)

Profit after tax	1,106	1,066

Total comprehensive income	1,106	1,066

Dividend of US$36 million (equivalent to RMB243 million) was received from the joint venture in 2017 and no dividend was received from the joint venture in 2016.

18.	EQUITY INVESTMENTS AND OTHER FINANCIAL ASSETS

(i)	Equity investments

	2017	2016

Current:
Non-publicly traded investments,
Private equity funds classified at FVTOCI	14	15

	14	15

Non-current:
Publicly traded investments
Equity investment in MEG Energy Corporation (“MEG”) classified at FVTOCI(1)	766	1,356
Other equity investment classified at FVTPL	15	35

	781	1,391

Non-publicly traded investments
Private equity fund in Kerogen Energy Fund classified at FVTOCI(2)	2,759	2,875

	3,540	4,266

(1)	MEG is principally engaged in the exploitation and production of oil sands. The investment in MEG is designated by the Group as at FVTOCI. As at 31 December 2017, the investment in MEG was stated at the quoted market price.

(2)	Kerogen Energy Fund is principally engaged in the investment in the oil and gas industry. The equity investment in Kerogen Energy Fund is designated by the Group as at FVTOCI. The cost of this non-publicly traded equity investment represents an appropriate estimate of its fair value as at 1 January 2017 and 31 December 2017, as sufficient information is not available recently to measure its fair value.

(ii)	Other financial assets

	2017	2016

Current:
Non-publicly traded investments classified at FVTPL:
Corporate wealth management products (1)	66,229	46,958
Money market funds (2)	8,115	5,931

	74,344	52,889

(1)	The corporate wealth management products will mature from 8 January 2018 to 6 November 2018 (2016: from 10 January 2017 to 5 December 2017).

(2)	The money market funds can be redeemed at any time.

The gains of the Group’s other financial assets recognised in the profit or loss for the year was RMB2,409 million (2016: RMB2,774 million).

During the year, the fair value changes on the Group’s equity investments recognised directly in other comprehensive expense amounted to RMB542 million (2016: RMB461 million).

None of the equity investments and other financial assets above is past due or impaired.

19.	OTHER NON-CURRENT ASSETS

Included in the other non-current assets were restricted deposits for future dismantlement. Pursuant to the Provisional Regulations on the Dismantlement of Offshore Oil and Gas Production Facilities of the People’s Republic of China, the Group accrues dismantlement costs for all the oil and gas fields under production sharing contracts in the PRC, and makes monthly cash contributions to the specified dismantlement fund accounts supervised by the PRC government. The deposit cannot be withdrawn or utilised for any other purposes but the dismantlement of oil and gas production facilities in the future. As of 31 December 2017, the balance of the specified dismantlement fund accounts was RMB7,555 million (31 December 2016: RMB6,088 million).

20.	INVENTORIES AND SUPPLIES

	2017	2016

Materials and supplies	6,278	7,288
Oil in tanks	1,540	1,594
Less: Provision for inventory obsolescence	(464)	(173)

	7,354	8,709

21.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest bearing.

All customers have good credit quality with good repayment history and no significant receivables are past due. As at 31 December 2017 and 31 December 2016, the age of substantially all the trade receivables was within one year.

22.	CASH AND CASH EQUIVALENTS AND TIME DEPOSITS WITH MATURITY OVER THREE MONTHS

The Group’s cash and cash equivalents mainly consist of current deposits and time deposits with maturity within seven days. The bank balances are deposited with creditworthy banks with no recent history of default.

The weighted average effective interest rates of the Group’s bank deposits were 2.23% per annum, for the year ended 31 December 2017 (2016: 2.95% per annum).

23.	TRADE AND ACCRUED PAYABLES

As at 31 December 2017 and 2016, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing.

24.	OTHER PAYABLES AND ACCRUED LIABILITIES

	2017	2016

Accrued payroll and welfare payable	1,490	1,509
Provision for retirement benefits	630	683
Accrued expenses	381	449
Advances from customers	3,096	3,272
Special oil gain levy payable	55	-
Royalties payable	75	240
Provision for dismantlement (note 26)	1,180	462
Other payables	7,199	8,251

	14,106	14,866

25.	LOANS AND BORROWINGS

Current
	Effective interest rate and	2017			2016
	final maturity	Loans	Notes	Total	Loans	Notes	Total

Short-term loans and borrowings
General loans****	LIBOR+0.35% to 0.75% per
	annum with maturity
	within one year	8,779	–	8,779	10,361	–	10,361

		8,779	–	8,779	10,361	–	10,361

Loans and borrowings due within one year
For Tangguh LNG Project **	LIBOR+0.19% to 0.335% per
	annum with maturity
	within one year	212	–	212	215	–	215
Notes*		–	4,901	4,901	–	9,102	9,102

		212	4,901	5,113	215	9,102	9,317

		8,991	4,901	13,892	10,576	9,102	19,678

Non-current

	Effective interest rate and	2017			2016
	final maturity	Loans	Notes	Total	Loans	Notes	Total

For Tangguh LNG Project **	LIBOR+0.19% to 0.335% per
	annum with maturity
	through to 2021	502	–	502	758	–	758
For Tangguh LNG III Project ***	LIBOR+1.37% to 3.45% per
	annum with maturity
	through 2021 to 2029	777	–	777	327	–	327
Notes*		–	117,079	117,079	–	129,713	129,713

		1,279	117,079	118,358	1,085	129,713	130,798

*	The details of notes are as follows:

			Outstanding Principal Amount
			31 December	31 December
Issued by	Maturity	Coupon Rate	2017	2016
			USD million	USD million

CNOOC Finance (2003) Limited	Due in 2033	5.500%	300	300
CNOOC Finance (2011) Limited	Due in 2021	4.25%	1,500	1,500
CNOOC Finance (2011) Limited	Due in 2041	5.75%	500	500
CNOOC Finance (2012) Limited	Due in 2022	3.875%	1,500	1,500
CNOOC Finance (2012) Limited	Due in 2042	5.000%	500	500
CNOOC Finance (2013) Limited	Due in 2018	1.750%	750	750
CNOOC Finance (2013) Limited	Due in 2023	3.000%	2,000	2,000
CNOOC Finance (2013) Limited	Due in 2043	4.250%	500	500
CNOOC Nexen Finance (2014) ULC	Matured in 2017	1.625%	-	1,250
CNOOC Nexen Finance (2014) ULC	Due in 2024	4.25%	2,250	2,250
CNOOC Nexen Finance (2014) ULC	Due in 2044	4.875%	500	500
Nexen	Matured in 2017	5.65%	-	62
Nexen	Due in 2019	6.2%	300	300
Nexen	Due in 2028	7.4%	200	200
Nexen	Due in 2032	7.875%	500	500
Nexen	Due in 2035	5.875%	790	790
Nexen	Due in 2037	6.4%	1,250	1,250
Nexen	Due in 2039	7.5%	700	700
CNOOC Finance (2015) U.S.A. LLC	Due in 2025	3.500%	2,000	2,000
CNOOC Finance (2015) Australia Pty Ltd	Due in 2020	2.625%	1,500	1,500
CNOOC Finance (2015) Australia Pty Ltd	Due in 2045	4.200%	300	300

**	In connection with the Tangguh LNG Project in Indonesia, the Company delivered a guarantee dated 29 October 2007, in favor of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of approximately US$135,163,308.28.

A letter of credit agreement was signed between the Company and Talisman Energy Inc. (“Talisman”) with execution of the agreement in respect of the sale of a 3.05691% interest of the Company in the Tangguh LNG Project to Talisman. Accordingly, Talisman has delivered valid and unexpired standby letters of credit to the Company (as the beneficiary) as a counter-guarantee to offset the exposure of the Company’s guarantee for the aforesaid interest of 3.05691% in respect of the Tangguh LNG Project financing. The amount of the standby letters of credit was US$30 million. In February 2017, the standby letters of credit were withdrawn as the Company transferred the 3.05691% guarantee obligations to BP Corporation North America Inc..

***	In connection with the financing for the third LNG process train of Tangguh LNG Project in Indonesia, the Company delivered two guarantees dated 3 August 2016, in favor of Mizuho Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks and Indonesian local commercial banks under two commercial loan agreements with aggregate loan amount of US$2,145 million. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreements and is subject to an aggregate maximum cap of approximately US$573 million.

****	As at 31 December 2017, US$650 million bank loans (2016: US$800 million) were guaranteed by the Company.

As at 31 December 2017, US$694 million shareholder loans (2016: US$694 million) of the Group were included in general loans. For details please refer to Note 29(v).

The maturities of the long term bank loans are as follows:

	2017	2016

Repayable:
Within one year	212	215
After one year but within two years	212	225
After two years but within three years	212	225
After three years but within four years	108	225
After four years but within five years	61	97
After five years	686	313

	1,491	1,300
Amount due within one year shown under current liabilities	(212)	(215)

	1,279	1,085

Supplemental information with respect to the long term bank loans:

			Maximum	Average	Weighted
		Weighted	amount	amount	average
		average	outstanding	outstanding	interest rate
For the year ended	Balance	interest rate	during	during the	during the
31 December	at year end	at year end	the year	year (1)	year (2)

2017	1,491	2.52%	1,491	1,396	2.13%
2016	1,300	1.74%	1,369	1,199	1.29%

(1)	The average amount outstanding is computed by averaging the outstanding principal balances as at 1 January and 31 December of each year.

(2)	The weighted average interest rate is computed by averaging the interest rates as at 1 January and 31 December of each year.

There was no default of principal, interest or redemption terms of the loans and borrowings during the year.

26.	PROVISION FOR DISMANTLEMENT

	2017	2016

At 1 January	50,888	50,063
New projects (1)	1,244	1,395
Revision (1)	421	(2,072)
Utilisation	(440)	(398)
Deletions	-	(33)
Unwinding of discount (2) (note 7)	2,145	2,185
Exchange differences	(185)	(252)

At 31 December	54,073	50,888
Current portion of dismantlement included in other payables
and accrued liabilities (note 24)	(1,180)	(462)

At 31 December	52,893	50,426

(1)	The amounts are included in the additions of oil and gas properties in note 13.

(2)	The discount rates used for calculating the provision for dismantlement are within the range of 4% to 5% (2016: 4% to 5%).

27.	SHARE CAPITAL

		Issued share
		capital equivalent
	Number of shares	of RMB million

Issued and fully paid:
Ordinary shares with no par value
as at 1 January 2016, as at 31 December 2016
and as at 31 December 2017	44,647,455,984	43,081

Share option schemes

The Company has adopted the share option schemes for the grant of options to the Company’s directors, senior management and other eligible grantees.

(1)	Pre-Global Offering Share Option Scheme (expired in 2011);

(2)	2001 Share Option Scheme (expired in 2011);

(3)	2002 Share Option Scheme (expired in 2015); and

(4)	2005 Share Option Scheme (as defined below).

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval the grant of share options and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

2005 Share Option Scheme

On 31 December 2005, the Company adopted a new share option scheme (the “2005 Share Option Scheme”). Under the 2005 Share Option Scheme, the Board has the authority to grant options to subscribe for shares to the directors, officers and employees of the Company and its subsidiaries, and any other persons who in the sole discretion of the Board, have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12-month period, must not exceed 1%

of the shares in issue of the Company.

According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be at least the higher of:

(1)	the nominal value of a share of the Company on the date of grant;

(2)	the average closing price of the shares as stated in the HKSE’s daily quotation sheets for the five trading days immediately preceding the date of grant; and

(3)	the closing price of the shares as stated in the HKSE’s daily quotation sheet on the date of grant.

The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by the Board of the Company at the time of grant. The exercise periods for options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of grant. No options may be granted under the 2005 Share Option Scheme after the date of the 10th anniversary of the adoption of the 2005 Share Option Scheme.

No new share option was granted during the year (2016: nil) and the Group recognised an equity-settled share option expense of nil (2016: nil) during the year.

The fair value of equity-settled share options granted was estimated as at the date of grant if any, using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted.

Details of the share options outstanding are as follows:

	2017		2016
		Weighted average		Weighted average
	Number of	exercise price	Number of	exercise price
	share options	HK$	share options	HK$

Outstanding at the beginning of the year	187,529,000	11.40	262,592,000	10.56
Granted during the year	-	-	-	-
Forfeited during the year	(22,506,000)	12.43	(37,893,000)	11.30
Expired during the year	(35,104,000)	7.29	(37,170,000)	5.56
Exercised during the year	-	-	-	-

Outstanding at end of year	129,919,000	12.34	187,529,000	11.40

Exercisable at the end of the year	129,919,000	12.34	187,529,000	11.40

At the date of approval of these consolidated financial statements for issuance, the share options outstanding under these share option schemes represented approximately 0.29% of the Company’s shares in issue as at that date (2016: 0.42%). The weighted average remaining contractual life of share options outstanding at the end of the year was 1.52 years (2016: 2.11 years). The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 129,919,000 (2016: 187,529,000) additional ordinary shares of the Company and additional share capital of RMB1,339,702,913 (2016: RMB1,912,814,087).

28.	RESERVES

According to the laws and regulations of the PRC and the articles of association of CNOOC China Limited, CNOOC China Limited is required to provide for certain statutory funds, namely, the general reserve fund and the staff and workers’ bonus and welfare fund, which are appropriated from net profit (after making up for losses from previous years), but before dividend distribution.

The general reserve fund, which is determined at the discretion of the board of directors of CNOOC China Limited, can only be used, upon approval by the relevant authority, to offset against accumulated losses or to increase capital.

Appropriation to the staff and workers’ bonus and welfare fund, which is determined at the discretion of the board of directors of CNOOC China Limited, is expensed as incurred under IFRSs/HKFRSs. The staff and workers’ bonus and welfare fund can only be used for special bonuses or collective welfare of employees.

As at 31 December 2017, the general reserve fund amounted to RMB60,000 million (2016: RMB10,000 million).

In accordance with the “Temporary Regulation for Safety Expense Financial Management of Higher Risk Industry” and the implementation guidance issued by the MOF of the PRC, the Group is required to accrue a safety fund for its oil and gas exploration and production activities within the PRC by appropriating a portion of its net profit to other reserves based on its annual production from offshore China. Such reserve is reduced for expenses incurred to improve the safety conditions of oil and gas production. When the safety fund is fully utilised, additional expenses incurred for safety production purposes are charged directly to the profit or loss for the year. As of 31 December 2017, the Group’s safety fund reserve under the PRC regulations amounted to nil (2016: nil).

29.	RELATED PARTY TRANSACTIONS

As disclosed in note 1, the Company is a subsidiary of CNOOC, which is a state-owned enterprise subject to the control of the State Council of the PRC. The State Council of the PRC directly and indirectly controls a significant number of state-owned entities and organisations.

Comprehensive framework agreement with CNOOC in respect of a range of products and services

As the Group is controlled by CNOOC, transactions with CNOOC, its subsidiaries and associates (the “CNOOC Group”) are disclosed as related party transactions. The connected transactions or continuing connected transactions defined in Chapter 14A of the Listing Rules in respect of items listed below also constitute related party transactions. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules for continuing connected transactions listed below. The Company entered into a comprehensive framework agreement with CNOOC on 15 November 2016 for the provision (1) by the Group to the CNOOC Group and (2) by the CNOOC Group to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from 1 January 2017. The continuing connected transactions under the comprehensive framework agreement and the relevant annual caps for the three years from 1 January 2017 were approved by the independent shareholders of the Company on 1 December 2016. The approved continuing connected transactions are as follows:

(1)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by the CNOOC Group to the Group:

a)	Provision of exploration and support services

b)	Provision of oil and gas development and support services

c)	Provision of oil and gas production and support services

d)	Provision of marketing, management and ancillary services

e)	Floating production, storage and offloading (“FPSO”) vessel leases

(2)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group; and

(3)	Sales of petroleum and natural gas products by the Group to the CNOOC Group:

a)	Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas)

b)	Long-term sales of natural gas and liquefied natural gas

Pricing principles

The basic pricing principle for the continuing connected transactions between the Group and the CNOOC Group is based on arm’s length negotiations, on normal commercial terms or better and with reference to the prevailing local market conditions (including the volume of sales, length of contracts, the volume of services, overall customer relationship and other market factors).

On the basis of the above basic pricing principle, each type of products or services must be charged in accordance with the following pricing mechanism and in the following sequential order:

(a)	government-prescribed prices; or

(b)	where there is no government-prescribed price, in accordance with market prices, including the local, national or international market prices.

The continuing connected transactions referred to in paragraph (1)(a)-(1)(b) above provided by the CNOOC Group to the Group and (3)(a)-(3)(b) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, are based on market prices (as defined in the comprehensive framework agreement).

The continuing connected transactions referred to in paragraph (1)(c)-(1)(d) above provided by the CNOOC Group to the Group, on the basis of the above pricing principle, are based on government-prescribed price or market prices.

The continuing connected transactions referred to in paragraph (1)(e), on the basis of the above pricing principle, are unanimously determined with the CNOOC Group which provides the FPSO vessel leases after arm’s length negotiation in accordance with normal commercial terms.

The continuing connected transactions referred to in paragraph (2) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, are determined through arm’s length negotiation between both parties with reference market price.

The following is a summary of significant related party transactions entered into in the ordinary course of business between the

Group and its related parties during the year and the balances arising from related party transactions at the end of the year:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by the CNOOC Group to the Group

	2017	2016

Provision of exploration and support services	5,912	4,357
– Inclusive of amounts capitalised under property, plant and equipment	3,392	2,364
Provision of oil and gas development and support services	16,317	14,214
Provision of oil and gas production and support services (note a)	8,894	7,250
Provision of marketing, management and ancillary services (note b)	1,450	994
FPSO vessel leases (note c)	1,383	1,551

	33,956	28,366

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group

The Group did not enter into any transactions in the above category for the years ended 31 December 2017 and 2016.

(iii)	Sales of petroleum and natural gas products by the Group to the CNOOC Group

	2017	2016

Sales of petroleum and natural gas products (other than long-term sales
of natural gas and liquefied natural gas) (note d)	109,518	88,682
Long term sales of natural gas and liquefied natural gas (note e)	9,837	8,663

	119,355	97,345

(iv)	Transactions and balances with CNOOC Finance Corporation Limited (“CNOOC Finance”) (note f)

(a)	Interest income received by the Group

	2017	2016

Interest income from deposits in CNOOC Finance	360	564

(b)	Deposits balances made by the Group

	2017	2016

Deposits in CNOOC Finance	19,465	19,437

(v)	Balances with the CNOOC Group

	2017	2016

Amount due to CNOOC
– included in other payables and accrued liabilities	193	215
Amounts due to other related parties
– included in trade and accrued payables	16,651	15,091

	16,844	15,306

Borrowings from CNOOC (note g)	4,532	4,811

Amounts due from other related parties
– included in trade receivables	12,401	13,090
– included in other current assets	513	173

	12,914	13,263

(vi)	Balance with a joint venture

	2017	2016

Amount due from a joint venture
– included in other current assets	126	135

(vii)	Transactions and balances with other state-owned enterprises

The Group enters into extensive transactions covering sales of crude oil and natural gas, purchase of property, plant and equipment and other assets, receiving of services, and making deposits with state-owned enterprises, other than the CNOOC Group, in the normal course of business on terms comparable to those with other non-state-owned enterprises. The purchases of property, plant and equipment and other assets, and receipt of services from these state owned enterprises are individually not significant. The individually significant sales transactions with these state-owned enterprises are disclosed in note 34. In addition, the Group had certain of its cash in bank and time deposits with certain state-owned banks in the PRC as at 31 December 2017, as summarised below:

	2017	2016

Cash and cash equivalents	3,824	6,612
Time deposits with maturity over three months	13	108
Specified dismantlement fund accounts (note 19)	7,555	6,088

	11,392	12,808

(viii)	Key management personnel’s remuneration

Key management personnel’s remuneration is disclosed in note 8.

(ix)	Coalbed Methane Resources Exploration and Development Cooperation Agreement with China United Coalbed Methane Corporation Limited

	2017	2016

Accumulated investment	1,940	1,647

Notes:

(a)	These represent the services for production operations, the provision of various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipment and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

(b)	These include marketing, administration and management, management of oil and gas operations and integrated research services as well as other ancillary services relating to exploration, development, production and research activities of the Group. In addition, the CNOOC Group leased certain premises to the Group for use as office premises and staff quarters out of which they provided management services to certain properties.

(c)	CNOOC Energy Technology & Services Limited leased FPSO vessels to the Group for use in oil production operations.

(d)	The sales include crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas to the CNOOC Group. Individual sales contracts were entered into from time to time between the Group and the CNOOC Group.

(e)	It is the market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields. The long term sales contracts usually last for 5 to 20 years.

(f)	CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. Under the financial services framework agreement with CNOOC Finance dated 1 December 2016, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loans and entrustment loans services. The agreement is effective from 1 January 2017 to 31 December 2019. The depository services were exempted from independent shareholders’ approval requirements under the Listing Rules. The Group’s maximum daily outstanding balance for deposits stated in CNOOC Finance (including accrued interest but excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) in 2017 was RMB19,500 million (2016: RMB22,000 million).

(g)	In September 2014, CNOOC provided CNOOC International Limited, a wholly-owned subsidiary of the Company a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$135 million of 0.95% per annum. As at 31 December 2017, the withdrawal amount of the loan was US$130 million(31 December 2016: US$130 million); In December 2014, CNOOC provided the Company a five-year uncommitted revolving loan facility for general purposes, with the principal amount of US$600 million of 0.95% per annum. As at 31 December 2017, the withdrawal amount of the loan was US$564 million (31 December 2016: US$564 million).

30.	RETIREMENT BENEFITS

All the Group’s full-time employees in the PRC are covered by a state-managed retirement benefit plan operated by the government of the PRC, and are entitled to an annual pension. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the state-managed retirement benefit plan at rates ranging from 11% to 22% of the employees’ base salaries.

The Company is required to make contributions to a defined contribution mandatory provident fund at a rate of 5% of the salaries of all full-time employees in Hong Kong. The related pension costs are expensed as incurred.

The Group provides retirement benefits for all local employees in overseas locations in accordance with relevant labour law, and provides employee benefits to expatriate staff in accordance with the relevant employment contracts.

During the year, the Group’s pension costs charged to the consolidated statement of profit or loss and other comprehensive income amounted to RMB651 million (2016: RMB695 million).

31.	NOTE TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

Reconciliation of profit/(loss) before tax to cash generated from operations

	2017	2016

Profit/(loss) before tax	36,357	(5,275)

Adjustments for:
Interest income	(653)	(901)
Finance costs	5,044	6,246
Exchange (gains)/losses, net	(356)	790
Share of (profits)/losses of associates	(302)	609
Share of profit of a joint venture	(553)	(533)
Investment income	(2,409)	(2,774)
Impairment and provision	9,130	12,171
Depreciation, depletion and amortisation	61,257	68,907
Loss on disposal and write-off of property, plant and equipment	1,937	2,304

Subtotal	109,452	81,544

Increase in trade receivables and other current assets	(1,073)	(2,820)
Decrease in inventories and supplies	1,464	922
Increase in trade and accrued payables and other payables	782	2,491

Cash generated from operations	110,625	82,137

Reconciliation of liabilities arising from financing activities

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statement of cash flows as cash flows from financing activities.

	Loans and	Interest
	borrowings	payable	Dividend
	(Note 25)	(Note 24)	payable	Total

At 1 January 2017	150,476	1,244	-	151,720
Financing cash flows	(9,669)	(5,154)	(16,448)	(31,271)
Foreign exchange translation	(8,911)	51	(52)	(8,912)
Finance costs	354	5,040	-	5,394
Dividends declared	-	-	16,500	16,500

At 31 December 2017	132,250	1,181	-	133,431

32.	COMMITMENTS AND CONTINGENCIES

(i)	Capital commitments

As at 31 December 2017, the Group had the following capital commitments, principally for the construction of property, plant and equipment:

	2017	2016

Contracted, but not provided for (1)	46,704	46,515

(1)	The capital commitments contracted, but not provided for, include the estimated payments to the Ministry of Land and Resources of the PRC for the next five years with respect to the Group’s exploration and production licenses.

The above table includes a commitment of approximately RMB4,030 million (2016: RMB2,482 million) contracted with the CNOOC Group.

Capital commitments of a joint venture:

	2017	2016

Contracted, but not provided for	691	360

As at 31 December 2017, the Group had unutilised banking facilities amounting to approximately RMB53,749 million (2016: RMB60,697 million).

(ii)	Operating lease commitments

a.	Office properties

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from 6 months to 20 years.

As at 31 December 2017, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2017	2016

Commitments due:
No later than one year	1,630	1,317
Later than one year and not later than two years	1,048	896

Later than two years and not later than five years	1,274	1,534
Later than five years	1,774	1,963

	5,726	5,710

The above table includes minimum lease payments of approximately RMB1,218 million (2016: RMB639 million) to the CNOOC Group.

Office properties commitments of a joint venture:

	2017	2016

Commitments due:
No later than one year	18	25
Later than one year and not later than two years	12	17
Later than two years and not later than five years	16	26
Later than five years	23	51

	69	119

b.	Plant and equipment

The Group leases certain of its plant and equipment under operating lease arrangements for a term from 1 year to 25 years.

As at 31 December 2017, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2017	2016

Commitments due:
No later than one year	1,272	1,378
Later than one year and not later than two years	875	734
Later than two years and not later than five years	1,616	1,316
Later than five years	3,406	3,878

	7,169	7,306

The above table includes a commitment of approximately RMB3,366 million (2016: RMB3,211 million) to the CNOOC Group.

(iii)	Contingencies

(a)	Two oil spill accidents (the “Penglai 19-3 Oilfield Oil Spill Accidents”) occurred on 4 June and 17 June 2011 respectively at Platforms B and C of the Penglai 19-3 oilfield, which is being operated under a production sharing contract (the “PSC”) among CNOOC China Limited, a subsidiary of the Company, and two subsidiaries of ConocoPhillips, a U.S. based oil company, among which ConocoPhillips China Inc. (the “COPC”) was the operator and responsible for the daily operations of the oilfield when the Penglai 19-3 Oilfield Oil Spill Accidents occurred.

On 10 August 2015, the Company received a Notice Calling for Responses from the Qingdao Maritime Court of the People’s Republic of China (the “Qingdao Maritime Court”) for a public interest action filed by China Biodiversity Conservation and Green Development Foundation (the “Plaintiff”) in relation to the Penglai 19-3 Oilfield Oil Spill Accidents (the “Lawsuit”). The Lawsuit is lodged against COPC and CNOOC China Limited. On 2 February 2018, CNOOC China Limited received a ruling dated 28 December 2017 issued by Qingdao Maritime Court (the “Ruling”). Pursuant to the Marine Environment Protection Law of the People’s Republic of China amended in 2016, Qingdao Maritime Court ruled that the Plaintiff was not an appropriate entity to file the Lawsuit, and rejected it. As none of the parties to the Lawsuit appealed within the time limit, the Ruling came into effect. Therefore, CNOOC China Limited bears no liability for the Lawsuit.

The Company is of the view that there was no material financial impact of the Penglai 19-3 Oilfield Oil Spill Accidents on the Company.

(b)	As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from 1 January 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its in-charge tax authority.

The Group is subject to tax in numerous jurisdictions around the world. There are audits in progress and items under review. Difference in positions taken by taxation authorities over the interpretation and application of tax laws and regulations may increase the Group’s tax liability. Management has assessed the possible future outcome of matters that are currently under dispute. The Company believes that an adequate provision for future tax liability has been included in the consolidated financial statements based on available information.

In addition to the matters mentioned above, the Group is dealing with a number of other lawsuits and arbitrations that arise in the ordinary course of business. While the results of these legal proceedings cannot be ascertained at this stage, the Company believes these proceedings are not expected to have a material effect on the consolidated financial statements.

33.	FINANCIAL INSTRUMENTS

Fair value of financial instruments

The Group enters into contracts to purchase and sell crude oil, natural gas and other energy commodities, and use derivative contracts, including futures, forwards, swaps and options for hedging and trading purposes (collectively derivative contracts). The Group also uses derivatives to manage foreign currency risk for non-trading purposes.

For purposes of estimating the fair value of the derivative contracts, wherever possible, the Group utilises quoted market price and, if not available, estimates from third-party brokers. These brokers’ estimates are corroborated with multiple sources and/or other observable market data utilising assumptions that market participants would use when pricing the assets or liabilities, including assumptions about risk and market liquidity.

The carrying values of the Group’s cash and cash equivalents, time deposits, trade receivables, other current assets, short-term loans, trade and accrued payables, other payables and accrued liabilities approximated to their fair values at the reporting date due to the short maturity of these instruments.

The carrying amount of the Group’s non-current non-publicly traded equity investments represents an appropriate estimate of their fair values, as sufficient information is not available recently to measure their fair values as at 31 December 2017 and 2016.

The fair value of the Group’s long term bank loans with floating interest rates approximated to the carrying amount as at 31 December 2017 and 2016.

The estimated fair value of the Group’s long term guaranteed notes was approximately RMB128,315 million as at 31 December 2017 (2016: RMB140,135 million), which was determined by reference to the market price as at 31 December 2017.

Fair value hierarchy

The Group uses the following hierarchy that reflects the significance of the inputs used in making the fair value measurement:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities. Active markets are those in which transaction occur in sufficient frequency and volume to provide pricing information on an on-going basis.

Level 2: fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Instruments in this category include non-exchange traded derivatives such as over-the-counter physical forwards and options, including those that have prices similar to quoted market prices, private equity funds and corporate wealth management products. The Group obtains information from sources of independent price publications, over-the-counter broker quotes and the fund management’s quotations as at the reporting date.

Level 3: fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs), or where the observable data does not support the majority of the instruments fair value.

As at 31 December 2017 and 31 December 2016, the Group held the following financial instruments measured at fair value for each hierarchy respectively:

	31 December
	2017	Level 1	Level 2	Level 3

Assets measured at fair value
Other financial assets – current
Corporate wealth management products	66,229	-	66,229	-
Money market funds	8,115	8,115	-	-
Derivative financial assets – current	-	-	-	-
Equity investments
Non-publicly traded investments – current	14	-	14	-
Publicly traded investments – non current	781	781	-	-

	75,139	8,896	66,243	-

Liabilities measured at fair value
Derivative financial liabilities – current	-	-	-	-

	31 December
	2016	Level 1	Level 2	Level 3

Assets measured at fair value
Other financial assets – current
Corporate wealth management products	46,958	-	46,958	-
Money market funds	5,931	5,931	-	-
Derivative financial assets – current	428	-	428	-
Equity investments
Non-publicly traded investments – current	15	-	15	-
Publicly traded investments – non current	1,391	1,391	-	-

	54,723	7,322	47,401	-

Liabilities measured at fair value
Derivative financial liabilities – current	(426)	-	(426)	-

For financial assets and liabilities arising from derivative contracts, inputs may be readily observable, market-corroborated or generally unobservable. The Group utilises valuation techniques that seek to maximise the use of observable inputs and minimise the use of unobservable inputs. To value longer term transactions and transactions in less active markets for which pricing information is not generally available, unobservable inputs may be used.

No amounts have been transferred between the different levels of the fair value hierarchy for the year.

34.	CONCENTRATION OF CUSTOMERS

A substantial portion of the Group’s oil and gas commodities sales to third-party customers is made to a small number of customers on credit. Details of the gross sales to these top five third party customers are as follows:

	2017	2016

China Petroleum & Chemical Corporation*	15,488	9,659
PetroChina Company Limited*	11,957	6,923
BP p.l.c.	3,108	2,843
Phillips 66	2,631	N/A
Royal Dutch Shell PLC	2,627	3,661
EOG Resources, Inc.	N/A	2,660

*	These transactions are with other state-owned enterprises.

35.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise bank loans, long term guaranteed notes, equity investment and other financial assets, cash and short term deposits. The Group has various other financial assets and liabilities such as trade receivables, trade and accrued payables, which arise directly from its operations.

The Group is exposed to credit risk, oil and gas price risk, currency risk, interest rate risk and liquidity risk.

The Group’s senior management oversees the management of these risks. The Group’s senior management is supported by various departments that advise on financial risks and the appropriate financial risks governance framework for the Group. Those departments provide assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with group policies and group risk appetite.

(i)	Credit risk

The carrying amounts of the Group’s cash and cash equivalents, time deposits, money market funds and corporate wealth management products, trade receivables and other receivables, and other current assets except for prepayments represent the Group’s maximum exposure to credit risk in relation to its financial assets.

The significant portion of the Group’s trade receivables is related to the sale of oil and natural gas to third party customers. The Group performs ongoing credit evaluations of the customers’ financial condition and collateral may be required from customers. The Group made an impairment allowance on doubtful receivables and actual losses have been within management’s expectation.

Concentrations of credit risk are managed by customer/counterparty and by geographical region. At 31 December 2017, the Group has certain concentrations of credit risk as 0.16% (2016: 1%) and 7.63% (2016: 5%) of the Group’s trade receivables were due from the Group’s largest third-party customer and the five largest third-party customers, respectively.

No other financial assets carry a significant exposure to credit risk.

(ii)	Oil and gas price risk

Since the Group makes reference to international oil prices to determine its realised oil price, fluctuations in international oil price would have a significant impact on the Group’s sales revenue, profit, assets value and cashflow. In addition, certain of the Group’s natural gas sales contracts contain price adjustment provisions. Any changes in international oil prices, inflation rate and domestic natural gas price policies may result in changes in natural gas prices, which will affect the Group’s profitability. In North America, the majority of the Group’s oil and gas production is sold under short-term contracts, exposing the Group to the risk of price movements. Other energy contracts the Group enters into also expose the Group to oil and gas price risk between the time the Group purchases and sells contracted volumes.

(iii)	Currency risk

Substantially all of the Group’s oil and gas sales are denominated in Renminbi and United States dollars (“US dollars”). Starting from 21 July 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the US dollars. From 1 January 2017 to 31 December 2017 (the last working day in 2017), Renminbi has appreciated by approximately 6.16% (2016: depreciated by approximately 6.39%) against the US dollars. At 31 December 2017, approximately 82% (2016: 88%) of the Group’s cash and cash equivalents and time deposits with maturity over three months were denominated in Renminbi, and the remaining amounts were substantially denominated in US dollars and Hong Kong dollars. The Group also has exposures to currencies other than the US dollars, such as Canadian dollar and British Pounds as such exposures are considered insignificant.

Management has assessed the Group’s exposure to foreign currency risk by using a sensitivity analysis on the change in foreign exchange rate of the US dollars, to which the Group is mainly exposed to as at 31 December 2017 and 2016. Based on management’s assessment at 31 December 2017, a 5% strengthening/weakening of RMB against US dollars would have increased/decreased the profit for the year of the Group by 0.06% (2016: 6.63%) and the equity of the Group by 0.31% (2016: 0.46%). This analysis has been determined assuming that the change in foreign exchange rates had occurred at the end of the reporting period and had been applied to the foreign currency balances to which the Group has significant exposure with all other variables held constant. The analysis is performed on the same basis for 2016.

Senior management is closely monitoring the Group’s net exposure to foreign currency risk. The appreciation of Renminbi against the US dollars may have the following impact on the Group. On one hand, since the benchmark oil and gas prices are usually in US dollars against Renminbi, the Group’s oil and gas sales may decrease due to the depreciation of the US dollars against Renminbi. On the other hand, the depreciation of the US dollars against Renminbi will also decrease the Group’s costs for imported equipment and materials, most of which are denominated in the US dollars. In addition, the debt repayment by the Group will decrease since all of the Group’s interest-bearing debts are also denominated in the US dollars.

(iv)	Interest rate risk

The interest rate risk is closely monitored by the Group’s senior management. As at the end of 2017, the interest rates for 95.5% of the Group’s debts were fixed. Apart from borrowing for Tangguh LNG Project, all of the Group’s long term debts are fixed rate. The weighted average term of the Group’s debt balance outstanding was approximately 9.35 years. The fixed interest rates can reduce the volatility of finance costs under uncertain environments and the Group’s exposure to changes in interest rates is not expected to be material.

(v)	Liquidity risk

The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents, and readily realisable equity investments and other financial assets, and adequate time deposits to meet its liquidity requirements in the short and long term. In addition, bank facilities have been put in place for contingency purposes.

The Group’s trade and accrued payables, other payables and accrued liabilities are all due for settlement within six months after the reporting date.

(vi)	Capital management

The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholders’ value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years end 31 December 2017 and 2016.

The Group monitors capital on the basis of the debt to capital ratio, which is calculated as interest-bearing debts divided by total capital (equity attributable to owners of the parent plus interest-bearing debts).

	2017	2016

Interest-bearing debts	132,250	150,476
Equity attributable to owners of the parent	379,975	382,371

Total capital	512,225	532,847

Gearing ratio	25.8%	28.2%

36.	CHARGE OF ASSETS

CNOOC NWS Private Limited, a wholly-owned subsidiary of the Group, together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interest in the NWS Project.

37.	SUBSEQUENT EVENTS

The Group has no significant subsequent events needed to be disclosed in the consolidated financial statements.

38.	STATEMENT OF FINANCIAL POSITION OF THE COMPANY

Information about the statement of financial position of the Company at the end of the reporting period is as follows:

	2017	2016

NON-CURRENT ASSETS
Property, plant and equipment	—	—
Investments in subsidiaries	117,437	125,670

Total non-current assets	117,437	125,670

CURRENT ASSETS
Other current assets	42	41
Amounts due from subsidiaries	13,146	13,761
Loans to a subsidiary	56,891	41,745
Equity investments	14	15
Other financial assets	2,871	—
Cash and cash equivalents	142	68

Total current assets	73,106	55,630

CURRENT LIABILITIES
Loans and borrowings	3,682	3,909
Other payables and accrued liabilities	87	91
Amounts due to subsidiaries	10,742	11,403

Total current liabilities	14,511	15,403

NET CURRENT ASSETS	58,595	40,227

NET ASSETS	176,032	165,897

EQUITY
Equity attributable to owners of the parent
Issued capital	43,081	43,081
Reserves	132,951	122,816

TOTAL EQUITY	176,032	165,897

YUAN Guangyu	XU Keqiang
Director	Director

A summary of the Company’s reserves is as follows:

	Cumulative
	translation	Other	Retained
	reserve	reserves	earnings	Total

Balance at 1 January 2016	(14,256)	5,558	78,368	69,670
Profit for the year	—	—	57,356	57,356
Other comprehensive income	9,943	—	—	9,943

Total comprehensive income	9,943	—	57,356	67,299
2015 final dividend	—	—	(9,540)	(9,540)
2016 interim dividend	—	—	(4,613)	(4,613)

Balance at 31 December 2016	(4,313)	5,558	121,571 *	122,816

Balance at 1 January 2017	(4,313)	5,558	121,571	122,816
Profit for the year	—	—	38,099	38,099
Other comprehensive income	(11,464)	—	—	(11,464)

Total comprehensive income	(11,464)	—	38,099	26,635
2016 final dividend	—	—	(8,913)	(8,913)
2017 interim dividend	—	—	(7,587)	(7,587)

Balance at 31 December 2017	(15,777)	5,558	143,170 *	132,951

*	As at 31 December 2017, the distributable retained earnings of the Company amounted to approximately RMB143,170 million (2016: RMB121,571 million).

39.	APPROVAL OF THE FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorised for issue by the Board of Directors on 29 March 2018.

Supplementary Information on Oil and

Gas Producing Activities (Unaudited)

31 December 2017

(All amounts expressed in millions of Renminbi unless otherwise stated)

The following disclosures are included in accordance with the FASB Accounting Standard Codification 932 “Extractive Activities-Oil and Gas (the “ASC 932”).

The regional analysis presented below is on a continent basis, with separate disclosure for countries that contain 15% or more of the total proved reserve, in accordance with SEC and FASB requirements.

(a)	Reserve quantity information

Crude oil and natural gas reserve estimates are determined through analysis of geological and engineering data which appear, with reasonable certainty, to be economically producible in the future from known oil and natural gas reservoirs under existing economic and operating conditions. The reserve data that we disclosed were all based on the definitions and disclosure guidelines contained in the US Securities and Exchange Commission’s final rules on “Modernization of oil and Gas Reporting” (the “SEC Final Rule”).

For the years 2017, 2016 and 2015, approximately 65%, 60% and 62%, respectively, of our total proved reserves were evaluated by us, and the remaining were evaluated by independent third parties.

We implemented rigorous internal control system that monitors the entire reserves estimation process and certain key metrics in order to ensure that the process and results of reserves estimates fully comply with the relevant SEC rules.

We established the Reserve Management Committee (the “RMC”), which is led by one of our Executive Vice Presidents and comprises the general managers of the relevant departments.

The RMC’s main responsibilities are to:

•	review our reserves policies;

•	review our proved reserves and other categories of reserves; and

•	select our reserves estimators and auditors.

The RMC follows certain procedures to appoint our internal reserves estimators and reserves auditors, who are required to have undergraduate degrees and at least five years and ten years of experience related to reserves estimation, respectively.

The reserves estimators and auditors are required to be members of a professional society, such as China Petroleum Society (CPS), and are required to take the professional trainings and examinations as required by the professional society and us.

The RMC delegates its daily operation to our Reserves Office, which is led by our Chief Reserve Supervisor. The Reserves Office is mainly responsible for supervising reserves estimates and auditing. It reports to the RMC periodically and is independent from operating divisions such as the exploration, development and production departments. Our Chief Reserve Supervisor has more than 35 years’ experience in oil and gas industry.

The Group’s net proved reserves consist of its interest in reserves, comprised of a 100% interest in its independent oil and gas properties and its participating interest in the properties covered under the production sharing contracts in the PRC, less (i) an adjustment for the Group’s share of royalties payable by the Group to the PRC government and the Group’s participating interest in share oil payable to the PRC government under the production sharing contracts, and less (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts as reimbursement for exploration expenses attributable to the Group’s participating interest, and plus the participating interest in the properties covered under the production sharing contracts in oversea countries, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

Pursuant to SEC Final Rule, the Group uses the average, first-day-of-the-month oil price during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate its proved oil and gas reserves.

The Company determines its net entitlement oil and gas reserves under production sharing contracts using the economic interest method.

Proved developed and undeveloped reserves:

	PRC		Asia (excluding PRC)		Oceania		Africa		Canada				North America (excluding Canada)				South America		Europe		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)

Consolidated entities
31 December 2014	1,692	4,757	47	861	17	456	143	–	–	233	750	31	209	404	–	–	2	–	149	20	2,258	6,731	750	31

Purchase/(Disposal) of reserves	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Discoveries and extensions	267	1,491	–	10	–	–	3	–	–	–	8	–	99	75	–	–	–	–	–	–	369	1,576	8	–
Improved Recovery	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Production	(278)	(267)	(17)	(51)	(1)	(34)	(31)	–	–	(25)	(15)	(2)	(20)	(49)	–	–	–	–	(38)	(17)	(384)	(443)	(15)	(2)
Revisions of prior estimates	(250)	(626)	29	26	(1)	(32)	52	–	–	(89)	73	(30)	(49)	(154)	–	–	–	–	(9)	5	(228)	(870)	73	(30)

31 December 2015	1,431	5,355	60	846	15	389	167	–	–	119	815	–	239	275	–	–	2	–	102	9	2,015	6,993	815	–

Purchase/(Disposal) of reserves	–	–	–	–	–	–	–	–	–	–	–	–	–	1	–	–	–	–	–	–	–	1	–	–
Discoveries and extensions	167	897	–	–	–	–	1	–	–	–	7	–	36	75	–	–	–	–	–	–	203	972	7	–
Improved Recovery	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Production	(271)	(237)	(18)	(55)	(2)	(41)	(29)	–	–	(18)	(8)	(7)	(18)	(47)	–	–	–	–	(36)	(13)	(373)	(410)	(8)	(7)
Revisions of prior estimates	119	(170)	35	162	(1)	(15)	–	–	–	(101)	(514)	7	3	45	–	–	–	–	14	11	171	(70)	(514)	7

31 December 2016	1,446	5,844	77	952	12	333	138	–	–	–	301	–	260	350	–	–	1	–	81	7	2,015	7,486	301	–

Purchase/(Disposal) of reserves	3	1	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	3	1	–	–
Discoveries and extensions	112	250	–	–	–	–	–	–	–	–	162	10	37	68	–	–	78	–	4	–	232	318	162	10
Improved Recovery	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Production	(258)	(262)	(21)	(52)	(1)	(35)	(27)	–	–	(14)	(6)	(15)	(17)	(48)	–	–	–	–	(35)	(9)	(360)	(420)	(6)	(15)
Revisions of prior estimates	325	77	14	(16)	–	(1)	26	–	–	38	330	123	2	52	–	–	–	–	38	7	405	158	330	123

31 December 2017	1,627	5,911	70	885	11	297	137	–	–	24	786	118	282	421	–	–	80	–	88	5	2,295	7,543	786	118

Enterprise’s share of equity method investees:
31 December 2014	1	3	–	–	–	–	–	–	–	–	–	–	–	–	–	–	200	534	–	–	200	537	–	–

Purchase/(Disposal) of reserves	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–

Discoveries and extensions	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	3	67	–	–	3	67	–	–
Improved Recovery	–	5	–	–	–	–	–	–	–	–	–	–	–	–	–	–	1	2	–	–	1	7	–	–
Production	–	(2)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(9)	(53)	–	–	(9)	(55)	–	–
Revisions of prior estimates	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	5	21	–	–	5	21	–	–

31 December 2015	1	6	–	–	–	–	–	–	–	–	–	–	–	–	–	–	199	570	–	–	200	577	–	–

Purchase/(Disposal) of reserves	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Discoveries and extensions	–	1	–	–	–	–	–	–	–	–	–	–	–	–	–	–	5	33	–	–	5	35	–	–
Improved Recovery	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	2	–	–	–	2	–	–
Production	–	(2)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(8)	(55)	–	–	(8)	(57)	–	–
Revisions of prior estimates	–	1	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(3)	17	–	–	(2)	18	–	–

31 December 2016	1	7	–	–	–	–	–	–	–	–	–	–	–	–	–	–	195	567	–	–	195	574	–	–

Purchase/(Disposal) of reserves	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	49	140	–	–	49	140	–	–
Discoveries and extensions	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	8	34	–	–	8	34	–	–
Improved Recovery	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	1	23	–	–	1	23	–	–
Production	–	(2)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(8)	(52)	–	–	(8)	(53)	–	–
Revisions of prior estimates	–	1	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(1)	(11)	–	–	–	(11)	–	–

31 December 2017	1	6	–	–	–	–	–	–	–	–	–	–	–	–	–	–	244	701	–	–	245	707	–	–

Total consolidated and equity Interests in reserves
31 December 2015	1,431	5,361	60	846	15	389	167	–	–	119	815	–	239	275	–	–	201	570	102	9	2,215	7,570	815	–
31 December 2016	1,446	5,850	77	952	12	333	138	–	–	–	301	–	260	350	–	–	196	567	81	7	2,211	8,060	301	–
31 December 2017	1,628	5,916	70	885	11	297	137	–	–	24	786	118	282	421	–	–	324	701	88	5	2,540	8,250	786	118

Proved developed reserves:

	PRC		Asia(excluding PRC)		Oceania		Africa		Canada				North America (excluding Canada)		South America		Europe		Total

	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)

Consolidated entities
31 December 2015	809	1,757	40	439	10	273	53	–	–	119	197	–	85	166	2	–	94	8	1,092	2,763	197	–
31 December 2016	815	1,623	51	618	10	268	41	–	–	–	156	–	88	219	1	–	81	7	1,086	2,734	156	–
31 December 2017	893	1,574	35	558	8	230	37	–	–	24	142	46	123	278	1	–	84	5	1,182	2,669	142	46

Enterprise’s share of equity method investees:
31 December 2015	1	6	–	–	–	–	–	–	–	–	–	–	–	–	104	412	–	–	105	418	–	–
31 December 2016	1	7	–	–	–	–	–	–	–	–	–	–	–	–	102	431	–	–	103	438	–	–
31 December 2017	1	6	–	–	–	–	–	–	–	–	–	–	–	–	133	533	–	–	133	539	–	–

Proved undeveloped reserves:

	PRC		Asia(excluding PRC)		Oceania		Africa		Canada				North America (excluding Canada)		South America		Europe		Total
	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Oil	Natural gas	Synthetic oil	Bitumen
	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(mmbbls)

Consolidated entities
31 December 2015	622	3,598	20	406	5	116	114	–	–	–	619	–	154	109	–	–	8	1	923	4,230	619	–
31 December 2016	631	4,221	26	334	2	66	97	–	–	–	145	–	173	131	–	–	–	–	929	4,752	145	–
31 December 2017	734	4,336	35	327	2	68	100	–	–	–	644	72	159	143	78	–	5	–	1,113	4,875	644	72

Enterprise’s share of equity method investees:
31 December 2015	–	–	–	–	–	–	–	–	–	–	–	–	–	–	95	159	–	–	95	159	–	–
31 December 2016	–	–	–	–	–	–	–	–	–	–	–	–	–	–	93	136	–	–	93	136	–	–
31 December 2017	–	–	–	–	–	–	–	–	–	–	–	–	–	–	111	168	–	–	111	168	–	–

(b)	Results of operations

2015

Consolidated entities

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Net sales to customers	106,258	7,258	1,079	9,723	4,981	4,435	103	12,760	146,597
Operating expenses	(15,984)	(2,562)	(420)	(1,271)	(4,278)	(1,044)	(28)	(2,785)	(28,372)
Taxes other than income tax	(9,498)	—	(131)	(459)	(250)	(362)	—	(48)	(10,748)
Exploration expense	(4,415)	(937)	(50)	(885)	(712)	(1,271)	(260)	(1,443)	(9,973)
Accretion expense	(1,882)	—	—	(93)	(119)	(55)	(2)	(284)	(2,435)
Depreciation, depletion and amortisation, and impairment	(40,082)	(3,193)	(135)	(9,898)	(4,173)	(7,370)	(581)	(9,592)	(75,024)
Special oil gain levy	(59)	—	—	—	—	—	—	—	(59)

	34,338	566	343	(2,883)	(4,551)	(5,667)	(768)	(1,392)	19,986

Income tax expense	(8,584)	(764)	(103)	186	1,405	2,133	34	4,801	(892)

Result of operations	25,574	(198)	240	(2,697)	(3,146)	(3,534)	(734)	3,409	19,094

2015

Enterprise’s share of equity method investees:

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Net sales to customers	200	—	—	—	—	—	3,244	—	3,444
Operating expenses	(139)	—	—	—	—	—	(1,624)	—	(1,763)
Taxes other than income tax	(11)	—	—	—	—	—	(1,288)	—	(1,299)
Exploration expense	(59)	—	—	—	—	—	(6)	—	(65)
Accretion expense	(6)	—	—	—	—	—	(34)	—	(40)
Depreciation, depletion and amortisation, and impairment	(109)	—	—	—	—	—	(1,767)	—	(1,876)
Special oil gain levy	—	—	—	—	—	—	—	—	—

	(124)	—	—	—	—	—	(1,475)	—	(1,599)

Income tax expense	19	—	—	—	—	—	—	—	19

Result of operations	(105)	—	—	—	—	—	(1,475)	—	(1,580)

Total result of operations for producing activities	25,649	(198)	240	(2,697)	(3,146)	(3,534)	(2,209)	3,409	17,514

2016

Consolidated entities

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Net sales to customers	87,276	6,186	1,285	8,358	2,935	4,792	73	10,419	121,324
Operating expenses	(13,704)	(2,214)	(503)	(1,168)	(2,974)	(815)	(19)	(1,814)	(23,211)
Taxes other than income tax	(5,885)	—	(139)	(384)	(239)	(234)	—	(18)	(6,899)
Exploration expense	(3,499)	(9)	(37)	(117)	(182)	(2,395)	(508)	(647)	(7,394)
Accretion expense	(1,535)	—	—	(114)	(134)	(71)	(3)	(329)	(2,186)
Depreciation, depletion and amortisation, and impairment	(35,327)	(4,020)	(190)	(11,651)	(11,006)	(6,097)	(27)	(10,783)	(79,101)
Special oil gain levy	—	—	—	—	—	—	—	—	—

	27,326	(57)	416	(5,076)	(11,600)	(4,820)	(484)	(3,172)	2,533

Income tax expense	(6,832)	18	(125)	1,345	3,380	2,268	(10)	3,237	3,281

Result of operations	20,494	(39)	291	(3,731)	(8,220)	(2,552)	(494)	65	5,814

2016

Enterprise’s share of equity method investees:

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Net sales to customers	187	—	—	—	—	—	2,905	—	3,092
Operating expenses	(84)	—	—	—	—	—	(1,193)	—	(1,277)
Taxes other than income tax	(10)	—	—	—	—	—	(461)	—	(471)
Exploration expense	(10)	—	—	—	—	—	(196)	—	(206)
Accretion expense	(8)	—	—	—	—	—	(16)	—	(24)
Depreciation, depletion and amortisation, and impairment	(133)	—	—	—	—	—	(1,994)	—	(2,127)
Special oil gain levy	—	—	—	—	—	—	—	—	—

	(58)	—	—	—	—	—	(955)	—	(1,013)

Income tax expense	9	—	—	—	—	—	—	—	9

Result of operations	(49)	—	—	—	—	—	(955)	—	(1,004)

Total result of operations for producing activities	20,445	(39)	291	(3,731)	(8,220)	(2,552)	(1,449)	65	4,810

2017

Consolidated entities

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Net sales to customers	107,887	9,085	1,283	9,722	4,750	6,277	100	12,784	151,888
Operating expenses	(14,882)	(2,401)	(462)	(1,033)	(3,057)	(1,021)	(23)	(1,402)	(24,281)
Taxes other than income tax	(6,297)	—	(159)	(406)	(13)	(282)	—	(12)	(7,169)
Exploration expense	(3,737)	(11)	(7)	(83)	(818)	(714)	(223)	(1,303)	(6,896)
Accretion expense	(1,525)	—	—	(164)	(124)	(82)	—	(249)	(2,144)
Depreciation, depletion and amortisation, and impairment	(33,737)	(1,363)	(142)	(17,863)	(3,851)	(5,889)	(23)	(6,605)	(69,473)
Special oil gain levy	(55)	—	—	—	—	—	—	—	(55)

	47,654	5,310	513	(9,827)	(3,113)	(1,711)	(169)	3,213	41,870

Income tax expense	(11,913)	(536)	(154)	341	1,070	(1,075)	4	(1,230)	(13,493)

Result of operations	35,741	4,774	359	(9,486)	(2,043)	(2,786)	(165)	1,983	28,377

2017

Enterprise’s share of equity method investees:

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Net sales to customers	193	—	—	—	—	—	2,840	—	3,033
Operating expenses	(113)	—	—	—	—	—	(1,281)	—	(1,394)
Taxes other than income tax	(11)	—	—	—	—	—	(448)	—	(459)
Exploration expense	—	—	—	—	—	—	(6)	—	(6)
Accretion expense	(8)	—	—	—	—	—	(53)	—	(61)
Depreciation, depletion and amortisation, and impairment	(132)	—	—	—	—	—	(1,330)	—	(1,462)
Special oil gain levy	—	—	—	—	—	—	—	—	—

	(71)	—	—	—	—	—	(278)	—	(349)

Income tax expense	11	—	—	—	—	—	—	—	11

Result of operations	(60)	—	—	—	—	—	(278)	—	(338)

Total result of operations for producing activities	35,681	4,774	359	(9,486)	(2,043)	(2,786)	(443)	1,983	28,039

(c)	Capitalised costs

2015

Consolidated entities

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Proved oil and gas properties	409,295	30,736	2,420	65,593	29,160	39,805	97	11,217	588,323
Unproved oil and gas properties	13,006	1,616	2	27,644	90,802	36,523	6,263	42,387	218,243
Accumulated depreciation, depletion and amortisation	(230,943)	(17,768)	(1,253)	(43,408)	(14,774)	(20,247)	(831)	(26,034)	(355,258)

Net capitalised costs	191,358	14,584	1,169	49,829	105,188	56,081	5,529	27,570	451,308

2015

Enterprise’s share of equity method investees

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Proved oil and gas properties	2,129	—	—	—	—	—	30,191	—	32,320
Unproved oil and gas properties	—	—	—	—	—	—	5,754	—	5,754
Accumulated depreciation, depletion and amortisation	(1,831)	—	—	—	—	—	(7,693)	—	(9,524)

Net capitalised costs	298	—	—	—	—	—	28,252	—	28,550

2016

Consolidated entities

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Proved oil and gas properties	425,290	36,318	2,585	84,014	14,247	47,763	533	4,156	614,906
Unproved oil and gas properties	13,635	1,731	2	28,404	115,875	38,649	7,619	49,524	255,439
Accumulated depreciation, depletion and amortisation	(266,002)	(23,081)	(1,472)	(58,331)	(27,226)	(27,733)	(936)	(36,083)	(440,864)

Net capitalised costs	172,923	14,968	1,115	54,087	102,896	58,679	7,216	17,597	429,481

2016

Enterprise’s share of equity method investees

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Proved oil and gas properties	2,129	—	—	—	—	—	34,667	—	36,796
Unproved oil and gas properties	—	—	—	—	—	—	5,645	—	5,645
Accumulated depreciation, depletion and amortisation	(1,971)	—	—	—	—	—	(10,310)	—	(12,281)

Net capitalised costs	158	—	—	—	—	—	30,002	—	30,160

2017

Consolidated entities

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Proved oil and gas properties	443,193	38,541	2,435	84,241	19,534	54,731	1,916	11,586	656,177
Unproved oil and gas properties	16,163	1,195	2	30,690	103,637	34,471	7,917	40,089	234,164
Accumulated depreciation, depletion and amortisation	(299,171)	(26,786)	(1,480)	(64,047)	(27,894)	(31,835)	(942)	(40,350)	(492,505)

Net capitalised costs	160,185	12,950	957	50,884	95,277	57,367	8,891	11,325	397,836

2017

Enterprise’s share of equity method investees

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Proved oil and gas properties	2,159	—	—	—	—	—	33,227	—	35,386
Unproved oil and gas properties	—	—	—	—	—	—	4,743	—	4,743
Accumulated depreciation, depletion and amortisation	(2,138)	—	—	—	—	—	(11,601)	—	(13,739)

Net capitalised costs	21	—	—	—	—	—	26,369	—	26,390

(d)	Costs incurred in oil and gas property acquisition, exploration and development

2015

Consolidated entities

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Acquisition costs:
– Proved	—	—	—	—	—	—	—	—	—
– Unproved	—	—	—	—	—	—	—	—	—
Exploration costs	9,516	908	54	1,169	461	1,236	1,123	714	15,181
Development costs*	22,726	4,582	—	9,469	2,465	7,216	60	72	46,590

Total costs incurred	32,242	5,490	54	10,638	2,926	8,452	1,183	786	61,771

2015

Enterprise’s share of equity method investees

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Acquisition costs:
– Proved	—	—	—	—	—	—	—	—	—
– Unproved	—	—	—	—	—	—	—	—	—
Exploration costs	59	—	—	—	—	—	33	—	92
Development costs*	241	—	—	—	—	—	2,811	—	3,052

Total costs incurred	300	—	—	—	—	—	2,844	—	3,144

2016

Consolidated entities

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Acquisition costs:
– Proved	—	—	—	—	—	—	—	—	—
– Unproved	—	—	—	—	—	—	—	—	—
Exploration costs	6,243	8	37	225	303	642	1,588	305	9,351
Development costs*	14,420	3,549	—	12,701	1,610	6,476	219	538	39,513

Total costs incurred	20,663	3,557	37	12,926	1,913	7,118	1,807	843	48,864

2016

Enterprise’s share of equity method investees

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Acquisition costs:
– Proved	—	—	—	—	—	—	—	—	—
– Unproved	—	—	—	—	—	—	—	—	—
Exploration costs	10	—	—	—	—	—	222	—	232
Development costs*	—	—	—	—	—	—	1,833	—	1,833

Total costs incurred	10	—	—	—	—	—	2,055	—	2,065

2017

Consolidated entities

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Acquisition costs:
– Proved	—	—	—	—	—	—	—	—	—
– Unproved	—	—	—	—	—	—	—	—	—
Exploration costs	7,933	46	7	329	64	275	1,143	767	10,564
Development costs*	16,360	4,001	—	9,180	2,353	8,310	1,052	913	42,169

Total costs incurred	24,293	4,047	7	9,509	2,417	8,585	2,195	1,680	52,733

2017

Enterprise’s share of equity method investees

	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Acquisition costs:
– Proved	—	—	—	—	—	—	—	—	—
– Unproved	—	—	—	—	—	—	—	—	—
Exploration costs	—	—	—	—	—	—	59	—	59
Development costs*	2	—	—	—	—	—	2,822	—	2,824

Total costs incurred	2	—	—	—	—	—	2,881	—	2,883

*	The development costs include estimated future dismantlement costs of dismantling offshore oil and gas properties.

(e)	Standardised measure of discounted future net cash flows and changes therein

Pursuant to FASB Topic 932, the average of first-day-of-the-month oil price during the 12-month period before the year end, were used to estimate annual future production from proved reserves to determine future cash inflows.

Future development costs are estimated based upon constant price assumptions and the assumption of the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying the year-end statutory rate to estimate future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by the application of a 10% discount factor to the estimated future net cash flows.

Management believes that this information does not represent the fair market value of the oil and natural gas reserves or the present value of estimated cash flows since no economic value is attributed to potential reserves, the use of a 10% discount rate is arbitrary, and prices change constantly.

Present value of estimated future net cash flows:

2015

Consolidated entities

	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Future cash inflows	(1)	791,748	59,432	12,649	49,238	254,224	64,372	442	36,157	1,268,262
Future production costs		(268,950)	(28,572)	(3,332)	(17,100)	(192,827)	(20,123)	(312)	(26,695)	(557,911)
Future development costs	(2)	(184,967)	(12,962)	(2,442)	(26,992)	(40,130)	(26,609)	—	(2,533)	(296,635)
Future income taxes		(46,043)	(4,769)	(1,733)	—	(5,317)	—	(43)	(4,296)	(62,201)

Future net cash flows	(3)	291,788	13,129	5,142	5,146	15,950	17,640	87	2,633	351,515
10% discount factor		(127,971)	(5,392)	(1,664)	(5,868)	(20,616)	(13,726)	(22)	(252)	(175,511)

Standardised measure of discounted future net cash flows		163,817	7,737	3,478	(722)	(4,666)	3,914	65	2,381	176,004

2015

Enterprise’s share of equity method investees

	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Future cash inflows	(1)	579	—	—	—	—	—	74,356	—	74,935
Future production costs		(928)	—	—	—	—	—	(29,858)	—	(30,786)
Future development costs	(2)	(575)	—	—	—	—	—	(10,703)	—	(11,278)
Future income taxes		—	—	—	—	—	—	(11,823)	—	(11,823)

Future net cash flows	(3)	(924)	—	—	—	—	—	21,972	—	21,048
10% discount factor		213	—	—	—	—	—	(12,014)	—	(11,801)

Standardised measure of discounted future net cash flows		(711)	—	—	—	—	—	9,958	—	9,247

Total standardised measure of discounted future net cash flow		163,106	7,737	3,478	(722)	(4,666)	3,914	10,023	2,381	185,251

2016

Consolidated entities

	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Future cash inflows	(1)	858,295	63,639	10,553	34,626	90,596	75,151	327	23,410	1,156,597
Future production costs		(315,248)	(35,825)	(2,757)	(9,273)	(69,337)	(18,499)	(220)	(7,606)	(458,765)
Future development costs	(2)	(160,725)	(8,222)	(2,175)	(17,687)	(7,202)	(21,364)	(43)	(8,267)	(225,685)
Future income taxes		(60,468)	(4,611)	(1,371)	—	—	—	(86)	(2,091)	(68,627)

Future net cash flows	(3)	321,854	14,981	4,250	7,666	14,057	35,288	(22)	5,446	403,520
10% discount factor		(139,345)	(5,753)	(1,165)	(3,718)	(9,727)	(20,380)	(3)	196	(179,895)

Standardised measure of discounted future net cash flows		182,509	9,228	3,085	3,948	4,330	14,908	(25)	5,642	223,625

2016

Enterprise’s share of equity method investees

	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Future cash inflows	(1)	1,801	—	—	—	—	—	68,573	—	70,374
Future production costs		(1,074)	—	—	—	—	—	(27,179)	—	(28,253)
Future development costs	(2)	(547)	—	—	—	—	—	(9,113)	—	(9,660)
Future income taxes		—	—	—	—	—	—	(11,292)	—	(11,292)

Future net cash flows	(3)	180	—	—	—	—	—	20,989	—	21,169
10% discount factor		114	—	—	—	—	—	(11,412)	—	(11,298)

Standardised measure of discounted future net cash flows		294	—	—	—	—	—	9,577	—	9,871

Total standardised measure of discounted future net cash flow		182,803	9,228	3,085	3,948	4,330	14,908	9,552	5,642	233,496

2017

Consolidated entities

	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Future cash inflows	(1)	856,256	50,074	10,163	24,917	299,553	97,944	27,183	30,636	1,396,726
Future production costs		(316,050)	(22,714)	(2,589)	(1,394)	(222,849)	(42,432)	(12,435)	(11,422)	(631,885)
Future development costs	(2)	(157,966)	(4,134)	(1,825)	(1,593)	(42,844)	(18,495)	(5,938)	(7,685)	(240,480)
Future income taxes		(64,232)	(6,535)	(1,450)	—	—	—	(2,157)	(3,856)	(78,230)

Future net cash flows	(3)	318,008	16,691	4,299	21,930	33,860	37,017	6,653	7,673	446,131
10% discount factor		(142,001)	(6,014)	(1,090)	(4,860)	(28,254)	(18,369)	(3,290)	(349)	(204,227)

Standardised measure of discounted future net cash flows		176,007	10,677	3,209	17,070	5,606	18,648	3,363	7,324	241,904

2017

Enterprise’s share of equity method investees

	Notes	PRC	Asia (excluding PRC)	Oceania	Africa	Canada	North America (excluding Canada)	South America	Europe	Total

Future cash inflows	(1)	1,581	—	—	—	—	—	90,964	—	92,545
Future production costs		(985)	—	—	—	—	—	(35,472)	—	(36,457)
Future development costs	(2)	—	—	—	—	—	—	(11,342)	—	(11,342)
Future income taxes		—	—	—	—	—	—	(15,446)	—	(15,446)

Future net cash flows	(3)	596	—	—	—	—	—	28,704	—	29,300
10% discount factor		(364)	—	—	—	—	—	(15,594)	—	(15,958)

Standardised measure of discounted future net cash flows		232	—	—	—	—	—	13,110	—	13,342

Total standardised measure of discounted future net cash flow		176,239	10,677	3,209	17,070	5,606	18,648	16,473	7,324	255,246

(1)	Future cash flows consist of the Group’s 100% interest in the independent oil and gas properties and the Group’s participating interest in the properties under production sharing contracts in the PRC less (i) an adjustment for the royalties payable to the PRC government and share oil payable to the PRC government under production sharing contracts and (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts for exploration costs attributable to the Group’s participating interest, and plus the participating interest in the properties covered under the production sharing contracts in oversea countries, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

(2)	Future development costs include the estimated costs of drilling future development wells and building the production platforms.

(3)	Future net cash flows have been prepared taking into consideration estimated future dismantlement costs of dismantling offshore oil and gas properties.

Changes in the standardised measure of discounted future net cash flows:

	2015
	Consolidated Total	Equity share of equity method investee	Consolidated and equity share of equity method investee

Standardised measure, beginning of year	390,873	10,225	401,098
Sales of production, net of royalties and production costs	(107,455)	(288)	(107,743)
Net change in prices, net of royalties and production costs	(306,900)	(5,484)	(312,384)
Extensions discoveries and improved recovery, net of related future costs	68,657	904	69,561
Change in estimated future development costs	38,995	(247)	38,748
Development costs incurred during the year	65,680	2,904	68,584
Revisions in quantity estimates	(37,789)	545	(37,244)
Accretion of discount	50,466	1,720	52,186
Net change in income taxes	64,907	1,040	65,947
Purchase/(disposal) of properties	—	(2)	(2)
Changes in timing and other	(51,430)	(2,070)	(53,500)

Standardised measure, end of year	176,004	9,247	185,251

	2016
	Consolidated Total	Equity share of equity method investee	Consolidated and equity share of equity method investee

Standardised measure, beginning of year	176,004	9,247	185,251
Sales of production, net of royalties and production costs	(91,173)	(581)	(91,754)
Net change in prices, net of royalties and production costs	(25,703)	(2,029)	(27,732)
Extensions discoveries and improved recovery, net of related future costs	44,152	949	45,101
Change in estimated future development costs	28,951	451	29,402
Development costs incurred during the year	39,369	1,574	40,943
Revisions in quantity estimates	(2,363)	287	(2,076)
Accretion of discount	21,650	1,560	23,210
Net change in income taxes	(11,590)	571	(11,019)
Purchase/(disposal) of properties	15	—	15
Changes in timing and other	44,313	(2,157)	42,156

Standardised measure, end of year	223,625	9,872	233,497

	2017
	Consolidated Total	Equity share of equity method investee	Consolidated and equity share of equity method investee

Standardised measure, beginning of year	223,625	9,872	233,497
Sales of production, net of royalties and production costs	(120,396)	(458)	(120,854)
Net change in prices, net of royalties and production costs	18,779	1,458	20,237
Extensions discoveries and improved recovery, net of related future costs	31,649	1,322	32,971
Change in estimated future development costs	(37,582)	(1,783)	(39,365)
Development costs incurred during the year	40,766	1,584	42,350
Revisions in quantity estimates	67,569	(133)	67,436
Accretion of discount	24,838	1,415	26,253
Net change in income taxes	(7,348)	(2,201)	(9,549)
Purchase/(disposal) of properties	325	5,069	5,394
Changes in timing and other	(321)	(2,804)	(3,125)

Standardised measure, end of year	241,904	13,341	255,245

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “AGM”) of the shareholders of CNOOC Limited (the “Company”) will be held on 31 May 2018, at 3:00 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited financial statements together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2017.

2.	To declare a final dividend for the year ended 31 December 2017.

3.	To re-elect Mr. Yang Hua as a Non-executive Director of the Company:

Yang Hua

Born in 1961, Mr. Yang is a professor-level senior economist and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 30 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, M&A, corporate finance and capital market operations. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of CNOOC and the Vice President of CNOOC International Limited. From 1999 to 2011, Mr. Yang served in a number of positions in the Company including Senior Vice President, Chief Financial Officer, Executive Vice President, President and Chief Executive Officer. Mr. Yang also served as an Assistant President of CNOOC from November 2006 to April 2010 and as Vice President of CNOOC from April 2010 to August 2011. Mr. Yang served as Director and President of CNOOC from August 2011 to April 2015. He was appointed as Chairman of CNOOC in April 2015. From 15 June 2016 to 18 April 2017, he was appointed as the Chairman and a Director of Nexen Energy ULC, a subsidiary of the Company. He also served as Chairman, Director and President of CNOOC Southeast Asia Limited, Chairman, Director and General Manager of CNOOC China Limited and Chairman and Director of CNOOC International Limited, all being subsidiaries of the Company. He also served as Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005 and was the Vice Chairman of the Board of the Company from 16 September 2010 to 19 May 2015, and was re-designated from an Executive Director to a Non-Executive Director of the Company with effect from 23 November 2011. Mr. Yang was appointed as Chairman of the Board and Chairman of the Nomination Committee of the Company with effect from 19 May 2015. From 15 June 2016 to 18 April 2017, Mr. Yang was re-designated from a Non-executive Director to an Executive Director and served as the Chief Executive Officer of the Company. Mr. Yang was re-designated from an Executive Director to a Non-Executive with effect from 18 April 2017.

Save as aforesaid, Mr. Yang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Yang has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Under the service agreement between the Company and Mr. Yang, the Company does not pay him any Director’s fee. The Remuneration Committee will review the level of directors’ emolument and make recommendation to the Board for adjustments if necessary. Mr. Yang’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Yang is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

4.	To re-elect Mr. Wu Guangqi as a Non-executive Director of the Company:

Wu Guangqi

Born in 1957, Mr. Wu is a geologist, professor-level senior economist, Certified Senior Enterprise Risk Manager and Certified Internal Auditor and graduated with a B.S. degree from the Ocean University of China, majoring in Marine Geology. He also holds a master degree in Management from China University of Petroleum and a doctor degree in Management from Huazhong University of Science and Technology. Mr. Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as an Assistant President of CNOOC in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu also serves as the Chairman of CNOOC Marine Environment and Ecology Protection Foundation, and served as the Vice Chairman of China Association of Risk Professionals, the Vice Chairman of China Association of Oceanic Engineering, the Director-General of National Energy Deepwater Oil & Gas Engineering Technology Research Centre Council. Mr. Wu served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, from May 2003 to July 2010. Mr. Wu has served as the Compliance Officer of the Company from 1 June 2005 to 15 June 2016 and since 1 June 2005 he also serves as a Director of CNOOC International Limited and served as a Director of CNOOC China Limited, all being the subsidiaries of the Company. Mr. Wu was appointed as an Executive Director of the Company with effect from 1 June 2005. Mr. Wu has been re-designated from an Executive Director to a Non-executive Director of the Company with effect from 15 June 2016.

Save as aforesaid, Mr. Wu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Wu has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Under the service agreement between the Company and Mr. Wu, the Company does not pay him any Director’s fee. The Remuneration Committee will review the level of directors’ emoluments and make recommendation to the Board for adjustments if necessary. Mr. Wu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Wu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

5.	To re-elect Mr. Tse Hau Yin, Aloysius, who has already served the Company for more than nine years, as an Independent Non-executive Director of the Company:

Tse Hau Yin, Aloysius

Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and a former member of the Audit

Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Telecom Corporation Limited, SJM Holdings Limited, Sinofert Holdings Limited and China Huarong Asset Management Company, Limited, companies listed on The Stock Exchange of Hong Kong Limited. From 2004 to 2010, he was an independent non-executive director of China Construction Bank Corporation, which is listed on the HKSE Main Board. From 2005 to 2016, Mr. Tse was also an independent non-executive director of Daohe Global Group Limited (formerly known as Linmark Group Limited), which is listed on the HKSE Main Board, Mr. Tse is currently an independent non-executive director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation and OCBC Wing Hang Bank Limited (formerly named as Wing Hang Bank Limited whose shares were delisted from The Stock Exchange of Hong Kong Limited with effect from 16 October 2014). Mr. Tse is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from 8 June 2005.

Mr. Tse has served as an Independent Non-executive Director of the Company for more than nine years. For the reasons set out in the “Explanatory Statement Relating to Proposed General Mandates to Issue Shares and Buy Back Shares and Proposed Re-election of Directors”, the Board of the Company considers that Mr. Tse remains independent for the purpose of the Listing Rules and the re-election of Mr. Tse is in the best interests of the Company and shareholders as a whole.

Mr. Tse does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Tse has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Mr. Tse has a formal letter of appointment with the Company. Mr. Tse’s emoluments comprise an annual director’s fee of HK$1,120,000 (before deduction of Hong Kong tax). The emolument of Mr. Tse was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Tse is subject to the provisions of the letter of appointment and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

6.	To authorise the Board to fix the remuneration of each of the Directors.

7.	To re-appoint Deloitte Touche Tohmatsu as the independent auditors of the Company and its subsidiaries, and to authorize the Board to fix the remuneration of the independent auditors.

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.	“THAT:

(a)	subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to buy back shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose (“Recognized Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Listing Rules, or of any other Recognized Stock Exchange and the Articles of the Company, be and is hereby generally and unconditionally approved;

(b)	the aggregate number of shares of the Company which the Company is authorised to buy back pursuant to the approval in paragraph (a) above shall not exceed 10% of the total number of issued shares of the Company as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

2.	“THAT:

(a)	subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate number of shares of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and any options, warrants or rights to be issued or granted by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)	an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	the grant of options and the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

(v)	any adjustment, after the date of grant or issue of any options, rights to subscribe for or convert any security into shares or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the total number of issued shares of the Company as at the date of the passing of this resolution; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in or in any territory outside Hong Kong).”

3.	“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Board to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate number of shares of the Company which are bought back by the Company pursuant to and since the granting to the Company of the general mandate to buy back shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed 10% of the total number of issued shares of the Company as at the date of the passing of this resolution.”

By Order of the Board

CNOOC Limited
Li Jiewen

Joint Company Secretary

Hong Kong, 12 April 2018

Registered office:

65th Floor,

Bank of China Tower,

1 Garden Road,

Hong Kong.

Notes:

1.	Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

3.	Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.	Where there are joint registered holders of any shares, any one of such persons may vote at the above meeting (or at any adjournment of it), either personally or by proxy, in respect of such shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5.	With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to buy back shares to be given to the Board. The Board wish to state that they have no immediate plans to buy back any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the buy back by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.	With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to issue, allot and deal with shares to be given to the Board. The Board wish to state that they have no immediate plans to issue or allot any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 141 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) and the Listing Rules.

7.	With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Board to issue and allot shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.	Pursuant to Rule 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the AGM will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

9.	The register of members of the Company will be closed from 28 May 2018 (Monday) to 31 May 2018 (Thursday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 25 May 2018 (Friday).

After AGM, if the resolution of final dividend was passed, the register of members of the Company will be closed from 11 June 2018 (Monday) to 15 June 2018 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 8 June 2018 (Friday).

10.	With respect to resolutions numbered A3 to A5, the Company is exempt from the requirements of the Toronto Stock Exchange (the “TSX”) to adopt a majority voting policy requiring that each director must be elected by a majority of the votes cast with respect to his or her election at an uncontested meeting by virtue of the fact that the Company is majority controlled indirectly by CNOOC. The Company does not intend to adopt a majority voting policy at this time or for so long as CNOOC is the majority controlling shareholder, as majority approval of each such director is already assured.

In addition, the Company is exempt from the TSX requirements that at each annual meeting of holders of listed securities, the board of directors of a listed issuer must permit security holders of each class or series to vote on the election of all directors to be elected by such class or series. The Company is exempt from each such requirement by virtue of qualifying as an “Eligible International Interlisted Issuer” for purposes of the TSX Company Manual.

The Company has provided a notice to the TSX pursuant to the requirements of the TSX Company Manual indicating its intention to rely on such exemption in respect of the Company’s 2017 AGM and anticipates providing similar such notices for each successive year.

Glossary

API

The America Petroleum Institute’s scale for specific gravity for liquid hydrocarbons, measured in degrees

Wildcat

A well drilled on any rock formation for the purpose of searching for petroleum accumulations in an area or rock formation that has no known reserves or previous discoveries

Appraisal well

An exploratory well drilled for the purpose of evaluating the commerciality of a geological trap in which petroleum has been discovered

Upstream business

Oil and gas exploration, development, production and sales

FPSO

Floating, Production, Storage and Offloading vessel

LNG

Liquefied Natural Gas

Proved Reserves

Estimates of oil, gas and NGL quantities thought to be recoverable from known reservoirs under existing economic and operating conditions

PSC

Production sharing contract

Reserve replacement ratio

For a given year, total additions to proved reserves divided by production during the year

Volume Acronyms

Bbl

Barrel

Bcf

Billion cubic feet

BOE

Barrels-of-oil-equivalent

Mbbls

Thousand barrels

Mboe

Thousand barrels of equivalent

Mcf

Thousand cubic feet

Mmboe

Million barrels-of-oil equivalent

Mmbbls

Million barrels

Mmcf

Million cubic feet

Note:	In calculating barrels-of-oil equivalent, or BOE, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from South America, Oceania, SES and Tangguh projects in Indonesia in Asia, and Yacheng 13-1/13-4 gas fields in China, which we have used actual thermal unit for such conversion purpose.

Company Information

Board of Directors:

Executive Directors

Yuan Guangyu	(CEO)
Xu Keqiang	(President)

Non-executive Directors

Yang Hua	(Chairman)
Liu Jian	(Vice Chairman)

Wu Guangqi

Independent Non-executive Directors

Chiu Sung Hong

Lawrence J. Lau

Tse Hau Yin, Aloysius

Kevin G. Lynch

Audit Committee

Tse Hau Yin, Aloysius (Chairman and Financial Expert)

Chiu Sung Hong

Lawrence J. Lau

Nomination Committee

Yang Hua (Chairman)

Lawrence J. Lau

Kevin G. Lynch

Remuneration Committee

Chiu Sung Hong (Chairman)

Tse Hau Yin, Aloysius

Wu Guangqi

Other Members of the Senior Management

Xie Yuhong	(Executive Vice President)
Cao Xinjian	(Executive Vice President)
Xie Weizhi	(Chief Financial Officer)
Zhang Guohua	(Senior Vice President)
Deng Yunhua	(Deputy Chief Exploration Engineer)
Liu Zaisheng	(Vice President)

Joint Company Secretary

Li Jiewen

Tsue Sik Yu, May

Principal Bankers:

Bank of China

Industrial and Commercial Bank of China

China Construction Bank

Bank of China (Hong Kong) Limited

Citi Bank, N.A.

Bank of America

Hong Kong Share Registrar:

Hong Kong Registrars Limited

Shops 1712-1716, 17th Floor

Hopewell Center

183 Queen’s Road East

Wan Chai

Hong Kong

ADS Depositary:

JPMorgan Chase Bank, N.A.

4 New York Plaza, 13th Floor

New York, NY 10004

United States of America

Symbol and stock code:

NYSE: CEO

HKSE: 00883

TSX: CNU

Investor Relations:

Tel: (8610) 8452 2973

Fax: (8610) 8452 1441

E-mail: ir@cnooc.com.cn

Media/Public Relations:

Tel: (8610) 8452 3404

Fax: (8610) 8452 1441

E-mail: mr@cnooc.com.cn

Registered Office:

65/F, Bank of China Tower, 1 Garden Road, Hong Kong

Tel: (852) 2213 2500

Fax: (852) 2525 9322

Beijing Office:

CNOOC Tower, No.25 Chaoyangmen Beidajie,

Beijing, China

Zip Code: 100010

Website: www.cnoocltd.com

Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

CNOOC Limited

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “AGM”) of the shareholders of CNOOC Limited (the “Company”) will be held on 31 May 2018, at 3:00 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited financial statements together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2017.

2.	To declare a final dividend for the year ended 31 December 2017.

3.	To re-elect Mr. Yang Hua as a Non-executive Director of the Company:

Yang Hua

Born in 1961, Mr. Yang is a professor-level senior economist and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined China National Offshore Oil Corporation (“CNOOC”) in 1982 and has over 30 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, M&A, corporate finance and capital market operations. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of CNOOC and the Vice President of CNOOC International Limited. From 1999 to 2011, Mr. Yang served in a number of positions in the Company including Senior Vice

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President, Chief Financial Officer, Executive Vice President, President and Chief Executive Officer. Mr. Yang also served as an Assistant President of CNOOC from November 2006 to April 2010 and as Vice President of CNOOC from April 2010 to August 2011. Mr. Yang served as Director and President of CNOOC from August 2011 to April 2015. He was appointed as Chairman of CNOOC in April 2015. From 15 June 2016 to 18 April 2017, he was appointed as the Chairman and a Director of Nexen Energy ULC, a subsidiary of the Company. He also served as Chairman, Director and President of CNOOC Southeast Asia Limited, Chairman, Director and General Manager of CNOOC China Limited and Chairman and Director of CNOOC International Limited, all being subsidiaries of the Company. He also served as Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005 and was the Vice Chairman of the Board of the Company from 16 September 2010 to 19 May 2015, and was re-designated from an Executive Director to a Non-Executive Director of the Company with effect from 23 November 2011. Mr. Yang was appointed as Chairman of the Board and Chairman of the Nomination Committee of the Company with effect from 19 May 2015. From 15 June 2016 to 18 April 2017, Mr. Yang was re-designated from a Non-executive Director to an Executive Director and served as the Chief Executive Officer of the Company. Mr. Yang was re-designated from an Executive Director to a Non-Executive with effect from 18 April 2017.

Save as aforesaid, Mr. Yang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Yang has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Future Ordinance (Cap. 571) (the “SFO”).

Under the service agreement between the Company and Mr. Yang, the Company does not pay him any Director’s fee. The Remuneration Committee will review the level of directors’ emolument and make recommendation to the Board for adjustments if necessary. Mr. Yang’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Yang is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), nor are there any other matters to be brought to the attention of the shareholders of the Company.

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4.	To re-elect Mr. Wu Guangqi as a Non-executive Director of the Company:

Wu Guangqi

Born in 1957, Mr. Wu is a geologist, professor-level senior economist, Certified Senior Enterprise Risk Manager and Certified Internal Auditor and graduated with a B.S. degree from the Ocean University of China, majoring in Marine Geology. He also holds a master degree in Management from China University of Petroleum and a doctor degree in Management from Huazhong University of Science and Technology. Mr. Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as an Assistant President of CNOOC in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu also serves as the Chairman of CNOOC Marine Environment and Ecology Protection Foundation, and served as the Vice Chairman of China Association of Risk Professionals, the Vice Chairman of China Association of Oceanic Engineering, the Director-General of National Energy Deepwater Oil

& Gas Engineering Technology Research Centre Council. Mr. Wu served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, from May 2003 to July 2010. Mr. Wu has served as the Compliance Officer of the Company from 1 June 2005 to 15 June 2016 and since 1 June 2005 he also serves as a Director of CNOOC International Limited and served as a Director of CNOOC China Limited, all being the subsidiaries of the Company. Mr. Wu was appointed as an Executive Director of the Company with effect from 1 June 2005. Mr. Wu has been re-designated from an Executive Director to a Non-executive Director of the Company with effect from 15 June 2016.

Save as aforesaid, Mr. Wu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Wu has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Under the service agreement between the Company and Mr. Wu, the Company does not pay him any Director’s fee. The Remuneration Committee will review the level of directors’ emoluments and make recommendation to the Board for adjustments if necessary. Mr. Wu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Wu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company.

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5.	To re-elect Mr. Tse Hau Yin, Aloysius, who has already served the Company for more than nine years, as an Independent Non-executive Director of the Company:

Tse Hau Yin, Aloysius

Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Telecom Corporation Limited, SJM Holdings Limited, Sinofert Holdings Limited and China Huarong Asset Management Company, Limited, companies listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”). From 2004 to 2010, he was an independent non-executive director of China Construction Bank Corporation, which is listed on the Stock Exchange Main Board. From 2005 to 2016, Mr. Tse was also an independent non-executive director of Daohe Global Group Limited (formerly known as Linmark Group Limited), which is listed on the Stock Exchange Main Board, Mr. Tse is currently an independent non-executive director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation and OCBC Wing Hang Bank Limited (formerly named as Wing Hang Bank Limited whose shares were delisted from The Stock Exchange with effect from 16 October 2014). Mr. Tse is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from 8 June 2005.

Mr. Tse has served as an Independent Non-executive Director of the Company for more than nine years. For the reasons set out in the “Explanatory Statement Relating to Proposed General Mandates to Issue Shares and Buy Back Shares and Proposed Re-election of Directors”, the Board considers that Mr. Tse remains independent for the purpose of the Listing Rules and the re-election of Mr. Tse is in the best interests of the Company and shareholders as a whole.

Mr. Tse does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Tse has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Mr. Tse has a formal letter of appointment with the Company. Mr. Tse’s emoluments comprise an annual director’s fee of HK$1,120,000 (before deduction of Hong Kong tax). The emolument of Mr. Tse was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will

4

review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Tse is subject to the provisions of the letter of appointment and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company.

6.	To authorise the Board to fix the remuneration of each of the Directors.

7.	To re-appoint Deloitte Touche Tohmatsu as the independent auditors of the Company and its subsidiaries, and to authorise the Board to fix the remuneration of the independent auditors.

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.          “THAT:

(a)	subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to buy back shares in the capital of the Company on the Stock Exchange or on any other exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose (“Recognized Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Listing Rules, or of any other Recognized Stock Exchange and the Articles of the Company, be and is hereby generally and unconditionally approved;

(b)	the aggregate number of shares of the Company which the Company is authorised to buy back pursuant to the approval in paragraph (a) above shall not exceed 10% of the total number of issued shares of the Company as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

5

2.          “THAT:

(a)	subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate number of shares of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and any options, warrants or rights to be issued or granted by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)	an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	the grant of options and the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

(v)	any adjustment, after the date of grant or issue of any options, rights to subscribe for or convert any security into shares or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities,

6

shall not exceed 20% of the total number of issued shares of the Company as at the date of the passing of this resolution; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in or in any territory outside Hong Kong).”

3.	“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Board to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate number of shares of the Company which are bought back by the Company pursuant to and since the granting to the Company of the general mandate to buy back shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed 10% of the total number of issued shares of the Company as at the date of the passing of this resolution.”

By Order of the Board
CNOOC Limited Li Jiewen
Joint Company Secretary

Hong Kong, 12 April 2018

Registered office:

65th Floor,

Bank of China Tower, 1 Garden Road,

Hong Kong.

7

Notes:

1.	Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

3.	Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.	Where there are joint registered holders of any shares, any one of such persons may vote at the above meeting (or at any adjournment of it), either personally or by proxy, in respect of such shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

5.	With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to buy back shares to be given to the Board. The Board wish to state that they have no immediate plans to buy back any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the buy back by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.	With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to issue, allot and deal with shares to be given to the Board. The Board wish to state that they have no immediate plans to issue or allot any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 141 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) and the Listing Rules.

7.	With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Board to issue and allot shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.	Pursuant to Rule 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the AGM will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

9.	The register of members of the Company will be closed from 28 May 2018 (Monday) to 31 May 2018 (Thursday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 25 May 2018 (Friday).

After AGM, if the resolution of final dividend was passed, the register of members of the Company will be closed from 11 June 2018 (Monday) to 15 June 2018 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends, members are reminded to ensure

8

that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 8 June 2018 (Friday).

10.	With respect to resolutions numbered A3 to A5, the Company is exempt from the requirements of the Toronto Stock Exchange (the “TSX”) to adopt a majority voting policy requiring that each director must be elected by a majority of the votes cast with respect to his or her election at an uncontested meeting by virtue of the fact that the Company is majority controlled indirectly by CNOOC. The Company does not intend to adopt a majority voting policy at this time or for so long as CNOOC is the majority controlling shareholder, as majority approval of each such director is already assured.

In addition, the Company is exempt from the TSX requirements that at each annual meeting of holders of listed securities, the board of directors of a listed issuer must permit security holders of each class or series to vote on the election of all directors to be elected by such class or series. The Company is exempt from each such requirement by virtue of qualifying as an “Eligible International Interlisted Issuer” for purposes of the TSX Company Manual.

The Company has provided a notice to the TSX pursuant to the requirements of the TSX Company Manual indicating its intention to rely on such exemption in respect of the Company’s 2017 AGM and anticipates providing similar such notices for each successive year.

As at the date of this notice, the Board comprises:

Executive Directors	Independent Non-executive Directors
Yuan Guangyu	Chiu Sung Hong
Xu Keqiang	Lawrence J. Lau
Tse Hau Yin, Aloysius
Kevin G. Lynch
Non-executive Directors
Yang Hua (Chairman)
Liu Jian (Vice Chairman)
Wu Guangqi

9

Exhibit 99.3

IMPORTANT

If you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CNOOC Limited you should at once pass this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

CNOOC Limited

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

EXPLANATORY STATEMENT RELATING TO

THE PROPOSED GENERAL MANDATES TO ISSUE SHARES AND BUY BACK SHARES

AND

PROPOSED RE-ELECTION OF DIRECTORS

A notice convening an annual general meeting of CNOOC Limited (the “Company”) to be held on 31 May 2018 at 3:00 p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong, is set out on pages 141 to 146 of the annual report of the Company for the year ended 31 December 2017 and also in Appendix II to this circular. Whether or not you intend to attend such meeting, please complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible, and in any event not less than 36 hours before the time appointed for holding of the meeting or any adjournment thereof (as the case may be), if you do not intend to be present in person at the meeting. Completion and return of the form of proxy will not preclude shareholders from attending and voting at the meeting or any adjournment thereof if they so wish and, in such event, the relevant form of proxy shall be deemed to be revoked.

12 April 2018

LETTER FROM THE BOARD

CNOOC Limited

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

Executive Directors:	Registered office: 65th Floor, Bank of China Tower 1 Garden Road Central Hong Kong
Yuan Guangyu Xu Keqiang

Non-executive Directors:
Yang Hua (Chairman)
Liu Jian (Vice Chairman)
Wu Guangqi

Independent Non-executive Directors:
Chiu Sung Hong Lawrence J. Lau
Tse Hau Yin, Aloysius Kevin G. Lynch

12 April 2018

To the Shareholders

Dear Sir or Madam,

EXPLANATORY STATEMENT RELATING TO

THE PROPOSED GENERAL MANDATES TO ISSUE SHARES AND BUY BACK SHARES

AND

PROPOSED RE-ELECTION OF DIRECTORS

INTRODUCTION

The purpose of this document is to provide you with information in connection with the proposed ordinary resolutions set out as items A3-A7 and B1-B3 of the notice of annual general meeting for the approval of, amongst others, the grant of the general mandates for issue Shares and buy back Shares (as defined hereinafter) and the re-election of retiring directors at the annual general meeting of the Company to be held at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 31 May 2018 at 3:00 p.m. (the “Annual General Meeting”). References in this document to “Shares” are to share(s) of all classes in the number of issued shares of the Company.

LETTER FROM THE BOARD

PROPOSED GENERAL MANDATES TO ISSUE SHARES AND BUY BACK SHARES

At the annual general meeting of the Company held on 26 May 2017, ordinary resolutions were passed granting general mandates to the directors of the Company (the “Directors”), inter alia, (i) to buy back Shares the aggregate number of which shall not exceed 10% of the total number of issued shares of the Company as at 26 May 2017; (ii) to issue, allot and deal with additional Shares the aggregate number of which shall not exceed 20% of the total number of issued shares of the Company as at 26 May 2017; and (iii) extend the general mandate granted to the Directors to issue, allot and deal with such number of Shares the aggregate number of which shall not exceed the aggregate number of Shares bought back, which shall not exceed 10% of the total number of issued shares of the Company as at 26 May 2017 (collectively referred to as the “Existing General Mandates”).

The Existing General Mandates will lapse at the conclusion of the Annual General Meeting. Accordingly, new general mandates to issue shares and buy back Shares, respectively, as set out as ordinary resolutions in the notice of the Annual General Meeting, are now proposed to be granted. The Directors, at the date hereof, have no immediate plans to buy back any Shares or to issue any new Shares pursuant to the relevant mandates.

In relation to the general mandate for the issuance and allotment of Shares (“Share Issue Mandate”), on 4 April 2018, being the latest practicable date before printing of this document for ascertaining certain information for the purpose of inclusion in this document (the “Latest Practicable Date”), 44,647,455,984 Shares were in issue and fully paid. Assuming that there are no changes from the Latest Practicable Date to the date of the Annual General Meeting in the Company’s issued and fully paid share capital and subject to the passing of the ordinary resolution approving the Share Issue Mandate, the maximum number of Shares that may be issued by the Company will be 8,929,491,196 Shares.

The explanatory statement, as required by The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) to be sent to the shareholders of the Company (the “Shareholders”) in connection with the proposed general mandates to issue shares and buy back Shares, is set out in Appendix I to this document. The explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolutions at the Annual General Meeting.

PROPOSED RE-ELECTION OF DIRECTORS

Pursuant to Article 97 of the Articles of Association of the Company (the “Articles”), Mr. Yang Hua, Mr. Wu Guangqi and Mr. Tse Hau Yin, Aloysius will retire from office at the Annual General Meeting and, being eligible for re-election. Mr. Yang Hua, Mr. Wu Guangqi and Mr. Tse Hau Yin, Aloysius have been recommended by the board of directors of the Company (the “Board”) and have offered themselves for re-election.

Mr. Tse Hau Yin, Aloysius (“Mr. Tse”), who has served as an Independent Non-executive Director of the Company for over nine years, will retire from office and being eligible for re-election at the forthcoming Annual General Meeting of the Company to be held on 31 May 2018. Mr. Tse has thorough understanding of the Company’s operations and business. As an Independent Non-executive Director, Mr. Tse has always contributed objectively in advising and giving independent guidance to the Company in his capacity as Independent Non-executive Director over the years. He is currently the chairman of the Audit Committee and a member of the Remuneration Committee, and has served as a

LETTER FROM THE BOARD

member of the independent board committee in connection with the connected transactions entered into by the Company and its subsidiaries. Mr. Tse has been continuously demonstrating firm commitments to his role. Mr. Tse always places great importance on high standards of corporate governance, and regularly monitors communications between the Company and its external auditors to ensure the high quality of the Company’s financial reports and relevant disclosure. Mr. Tse has never been engaged in any executive management of the Group. The Board has received from Mr. Tse a confirmation of independence according to Rule 3.13 of the Listing Rules. Taking into consideration of the above and the independent natures of Mr. Tse’s role and duties in the past years, the Board considers that the long service of Mr. Tse would not diminish his independence and affect his exercise of independent judgment and is satisfied that Mr. Tse has the required character, integrity, experience and independence to continue fulfilling the role of Independent Non-executive Director. Further, given Mr. Tse’s extensive knowledge, expertise and experience, the Board considers the re-election of Mr. Tse as Independent Non-executiveDirector is in the best interest of the Company and the Shareholders as a whole.

Details of such Directors required to be disclosed under the Listing Rules are set out in Appendix II to this circular.

ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting is set out on pages 141 to 146 of the annual report of the Company for the year ended 31 December 2017 and also in Appendix II to this circular.

There is no Shareholder who is materially interested in the proposed resolutions regarding the granting of general mandates to issue and buy back Shares, and therefore none of the Shareholders is required to abstain from voting in respect of such resolutions.

Pursuant to Rule 13.39(4) of the Listing Rules, at any general meeting of the Company, a resolution put to the vote of the meeting shall be taken by poll, other than resolution which relates purely to a procedural or administrative matter which may be decided by the chairman in good faith to be voted by a show of hands.

A form of proxy for use at the Annual General Meeting is enclosed. Shareholders are requested to complete the form of proxy and return it to the registered office of the Company at 65th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong in accordance with the instructions printed on it not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be), if they do not intend to be present in person at the meeting. Completion and return of the form of proxy will not preclude Shareholders from attending and voting at the meeting or any adjournment thereof if they so wish and, in such event, the relevant form of proxy shall be deemed to be revoked.

LETTER FROM THE BOARD

RECOMMENDATION

The Directors believe that the granting of the general mandates to issue and buy back Shares and the re-election of the said Directors are in the best interests of the Company and the Shareholders as a whole, and accordingly recommend the Shareholders to vote in favour of all the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
For and on behalf of the Board
CNOOC Limited Yang Hua
Chairman

APPENDIX I	EXPLANATORY NOTES TO BUY BACK MANDATE

The following is the explanatory notes required to be sent to the Shareholders under the Listing Rules in connection with the proposed general mandate for buy back Shares and also constitutes the memorandum required under section 239 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) (the “Companies Ordinance”).

GENERAL MANDATE TO BUY BACK SHARES

At the Annual General Meeting, an ordinary resolution will be proposed to give the Directors a general and an unconditional mandate (the “Share Buy-back Mandate”) to exercise all the powers of the Company to buy back on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) the issued and fully paid Shares. Under the Share Buy-back Mandate, the number of Shares that the Company may buy back shall not exceed 10% of total number of issued Shares as at the date of passing the resolution.

Shareholders should note that the Share Buy-back Mandate covers buy-backs made only during the period ending on the earlier of the conclusion of the next annual general meeting of the Company and the date upon which such authority is revoked or varied, whichever occurs first.

SHARE CAPITAL

As at the Latest Practicable Date, 44,647,455,984 Shares were in issue and fully paid. Assuming that there are no changes from the Latest Practicable Date to the date of the Annual General Meeting in the Company’s issued and fully paid share capital and subject to the passing of the ordinary resolution approving the Share Buy-back Mandate, the maximum number of Shares that may be bought back by the Company pursuant to the Share Buy-back Mandate will be 4,464,745,598 Shares.

DIRECTORS AND CONNECTED PERSONS

None of the Directors nor, to the best of the knowledge and belief of the Directors having made all reasonable enquiries, any of their respective close associates (as defined under the Listing Rules) has a present intention, in the event that the Share Buy-back Mandate is approved by the Shareholders, to sell Shares to the Company or its subsidiaries.

No persons who are core connected persons (as defined under the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or have undertaken not to sell any of the Shares held by them to the Company, in the event that the Share Buy-back Mandate is granted by the Shareholders.

DIRECTORS’ UNDERTAKING

The Directors have undertaken to the Stock Exchange to exercise the powers of the Company to make buy-backs pursuant to the Share Buy-back Mandate in accordance with the Listing Rules and all applicable laws of Hong Kong.

APPENDIX I	EXPLANATORY NOTES TO BUY BACK MANDATE

EFFECT OF THE HONG KONG CODE ON TAKEOVERS AND MERGERS

If as a result of a buy-back of Shares by the Company, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”). As a result, a Shareholder, or a group of Shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, the immediate controlling shareholder of the Company, CNOOC (BVI) Limited (“CNOOC BVI”), was recorded in the register required to be kept by the Company under section 336(1) of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) as having an interest in 28,772,727,268 Shares, representing approximately 64.44% of the issued share capital of the Company as at that date. CNOOC BVI is a wholly-owned subsidiary of Overseas Oil & Gas Corporation, Ltd. (“OOGC”), which is in turn a wholly-owned subsidiary of China National Offshore Oil Corporation (“CNOOC”). Accordingly, CNOOC BVI’s interests are recorded as the interests of OOGC and CNOOC. OOGC also has a direct interest in five Shares. If the Share Buy-back Mandate is exercised in full, CNOOC BVI, OOGC and CNOOC will be regarded as being interested in approximately 71.60% of the reduced issued share capital of the Company. Regardless of such increase in shareholding, none of CNOOC BVI, OOGC or CNOOC would become obliged to make a mandatory offer for all securities not already owned by it or its concert parties under Rule 26 of the Takeovers Code.

PUBLIC FLOAT

The Directors do not have a present intention to exercise the Share Buy-back Mandate to such extent, causing the public float of the securities of the Company to fall below 25%.

LISTING RULES FOR SHARE BUY-BACKS

Reasons for Share Buy-backs

The Directors consider that the Share Buy-back Mandate will provide the Company with the flexibility to make such buy-backs when appropriate and beneficial to the Company and its Shareholders. Such buy-backs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share.

Source of Funds

Buy-backs must be made from funds legally available for such purpose in accordance with the Company’s Articles, the Listing Rules and applicable laws and regulations in Hong Kong. The Companies Ordinance provides that the amount paid in connection with a buy-back may only be made from the distributable profits of the Company and/or proceeds of a new issue of Shares made for the purpose of the buy-back to the extent permissible under the Companies Ordinance.

On the basis of the consolidated financial position of the Company as at 31 December 2017 (being the date to which the latest published audited financial statements of the Company have been made up) and in particular the working capital position and gearing

APPENDIX I	EXPLANATORY NOTES TO BUY BACK MANDATE

ratio of the Company and the number of Shares in issue, the Directors consider that there will not be a material impact on the working capital or the gearing position of the Company in the event that the Share Buy-back Mandate were to be carried out in full at any time during the proposed buy-back period. No buy-back would be made in circumstances that would have a material adverse impact on the working capital of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors consider that such buy-backs were in the best interests of the Company and its Shareholders as a whole.

SHARE BUY-BACK MADE BY THE COMPANY

No share buy-back had been made by the Company (whether on the Stock Exchange or otherwise) during the six months immediately prior to the Latest Practicable Date.

GENERAL

During each of the twelve months preceding the Latest Practicable Date, the highest and lowest closing prices for Shares on the Stock Exchange were as follows:

Price Per Share

Month	Highest	Lowest
	HK$	HK$

2017

April	9.54	9.04
May	9.23	8.82
June	8.98	8.50
July	8.77	8.52
August	9.44	8.58
September	10.08	9.20
October	10.62	9.89
November	11.14	10.56
December	11.30	10.48

2018

January	12.90	11.52
February	12.66	10.92
March	11.74	10.82
April (up to the Latest Practicable Date)	11.14	10.94

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “AGM”) of the shareholders of CNOOC Limited (the “Company”) will be held on 31 May 2018, at 3:00

p.m. at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited financial statements together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2017.

2.	To declare a final dividend for the year ended 31 December 2017.

3.	To re-elect Mr. Yang Hua as a Non-executive Director of the Company:

Yang Hua

Born in 1961, Mr. Yang is a professor-level senior economist and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined China National Offshore Oil Corporation (“CNOOC”) in 1982 and has over 30 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, M&A, corporate finance and capital market operations. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of CNOOC and the Vice President of CNOOC International Limited. From 1999 to 2011, Mr. Yang served in a number of positions in the Company including Senior Vice President, Chief Financial Officer, Executive Vice President, President and Chief Executive Officer. Mr. Yang also served as an Assistant President of CNOOC from November 2006 to April 2010 and as Vice President of CNOOC from April 2010 to August 2011. Mr. Yang served as Director and President of CNOOC from August 2011 to April 2015. He was appointed as Chairman of CNOOC in April 2015. From 15 June 2016 to 18 April 2017, he was appointed as the Chairman and a Director of Nexen Energy ULC, a subsidiary of the Company. He also served as Chairman, Director and President of CNOOC Southeast Asia Limited, Chairman, Director and General Manager of CNOOC China Limited and Chairman and Director of CNOOC International Limited, all being subsidiaries of the Company. He also served as Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005 and was the Vice Chairman of the Board of the Company from

16 September 2010 to 19 May 2015, and was re-designated from an Executive Director to a Non-Executive Director of the Company with effect from 23 November 2011. Mr. Yang was appointed as Chairman of the Board

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

and Chairman of the Nomination Committee of the Company with effect from 19 May 2015. From 15 June 2016 to 18 April 2017, Mr. Yang was re-designated from a Non-executive Director to an Executive Director and served as the Chief Executive Officer of the Company. Mr. Yang was re-designated from an Executive Director to a Non-Executive with effect from 18 April 2017.

Save as aforesaid, Mr. Yang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Yang has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Future Ordinance (Cap. 571) (the “SFO”).

Under the service agreement between the Company and Mr. Yang, the Company does not pay him any Director’s fee. The Remuneration Committee will review the level of directors’ emolument and make recommendation to the Board for adjustments if necessary. Mr. Yang’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Yang is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), nor are there any other matters to be brought to the attention of the shareholders of the Company.

4.	To re-elect Mr. Wu Guangqi as a Non-executive Director of the Company:

Wu Guangqi

Born in 1957, Mr. Wu is a geologist, professor-level senior economist, Certified Senior Enterprise Risk Manager and Certified Internal Auditor and graduated with a B.S. degree from the Ocean University of China, majoring in Marine Geology. He also holds a master degree in Management from China University of Petroleum and a doctor degree in Management from Huazhong University of Science and Technology. Mr. Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as an Assistant President of CNOOC in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu also serves as the Chairman of CNOOC Marine Environment and Ecology Protection Foundation, and served as the Vice Chairman of China Association of Risk Professionals, the Vice Chairman of China Association of Oceanic Engineering, the Director-General of National Energy Deepwater Oil & Gas Engineering Technology Research Centre Council. Mr. Wu served as an Independent

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, from May 2003 to July 2010. Mr. Wu has served as the Compliance Officer of the Company from 1 June 2005 to 15 June 2016 and since 1 June 2005 he also serves as a Director of CNOOC International Limited and served as a Director of CNOOC China Limited, all being the subsidiaries of the Company. Mr. Wu was appointed as an Executive Director of the Company with effect from 1 June 2005. Mr. Wu has been re-designated from an Executive Director to a Non-executive Director of the Company with effect from 15 June 2016.

Save as aforesaid, Mr. Wu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Wu has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Under the service agreement between the Company and Mr. Wu, the Company does not pay him any Director’s fee. The Remuneration Committee will review the level of directors’ emoluments and make recommendation to the Board for adjustments if necessary. Mr. Wu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Wu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company.

5.	To re-elect Mr. Tse Hau Yin, Aloysius, who has already served the Company for more than nine years, as an Independent Non-executive Director of the Company:

Tse Hau Yin, Aloysius

Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and a former member of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Telecom Corporation Limited, SJM Holdings Limited, Sinofert Holdings Limited and China Huarong Asset Management Company, Limited, companies listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”). From 2004 to 2010, he was an independent non-executive director of China Construction Bank Corporation, which is listed on the Stock Exchange Main Board. From 2005 to 2016, Mr. Tse was also an independent non-executive director of Daohe Global Group

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

Limited (formerly known as Linmark Group Limited), which is listed on the Stock Exchange Main Board, Mr. Tse is currently an independent non-executive director of CCB International (Holdings) Limited, a wholly owned subsidiary of China Construction Bank Corporation and OCBC Wing Hang Bank Limited (formerly named as Wing Hang Bank Limited whose shares were delisted from The Stock Exchange with effect from 16 October 2014). Mr. Tse is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from 8 June 2005.

Mr. Tse has served as an Independent Non-executive Director of the Company for more than nine years. For the reasons set out in the “Explanatory Statement Relating to Proposed General Mandates to Issue Shares and Buy Back Shares and Proposed Re-election of Directors”, the Board considers that Mr. Tse remains independent for the purpose of the Listing Rules and the re-election of Mr. Tse is in the best interests of the Company and shareholders as a whole.

Mr. Tse does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Tse has no other interest in the Company’s securities within the meaning of Part XV of the SFO.

Mr. Tse has a formal letter of appointment with the Company. Mr. Tse’s emoluments comprise an annual director’s fee of HK$1,120,000 (before deduction of Hong Kong tax). The emolument of Mr. Tse was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Tse is subject to the provisions of the letter of appointment and the retirement provisions in the Articles of the Association of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company.

6.	To authorise the Board to fix the remuneration of each of the Directors.

7.	To re-appoint Deloitte Touche Tohmatsu as the independent auditors of the Company and its subsidiaries, and to authorise the Board to fix the remuneration of the independent auditors.

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.	“THAT:

(a)	subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to buy back shares in the capital of the Company on the Stock Exchange or on any other exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose (“Recognized Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Listing Rules, or of any other Recognized Stock Exchange and the Articles of the Company, be and is hereby generally and unconditionally approved;

(b)	the aggregate number of shares of the Company which the Company is authorised to buy back pursuant to the approval in paragraph (a) above shall not exceed 10% of the total number of issued shares of the Company as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

2.	“THAT:

(a)	subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

(c)	the aggregate number of shares of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and any options, warrants or rights to be issued or granted by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)	an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	the grant of options and the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

(v)	any adjustment, after the date of grant or issue of any options, rights to subscribe for or convert any security into shares or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the total number of issued shares of the Company as at the date of the passing of this resolution; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earlier of:

(i)	the conclusion of the next annual general meeting of the Company following the passing of this resolution; and

(ii)	the date on which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in or in any territory outside Hong Kong).”

3.	“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Board to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate number of shares of the Company which are bought back by the Company pursuant to and since the granting to the Company of the general mandate to buy back shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed 10% of the total number of issued shares of the Company as at the date of the passing of this resolution.”

By Order of the Board
CNOOC Limited Li Jiewen
Joint Company Secretary

Hong Kong, 12 April 2018

Registered office:

65th Floor,

Bank of China Tower, 1 Garden Road,

Hong Kong.

Notes:

1.	Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

3.	Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.	Where there are joint registered holders of any shares, any one of such persons may vote at the above meeting (or at any adjournment of it), either personally or by proxy, in respect of such shares as if he/she were solely entitled thereto but the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the relevant joint holding.

APPENDIX II	NOTICE OF ANNUAL GENERAL MEETING

5.	With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to buy back shares to be given to the Board. The Board wish to state that they have no immediate plans to buy back any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the buy back by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.	With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to issue, allot and deal with shares to be given to the Board. The Board wish to state that they have no immediate plans to issue or allot any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 141 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) and the Listing Rules.

7.	With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Board to issue and allot shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.	Pursuant to Rule 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the AGM will be taken by poll, except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

9.	The register of members of the Company will be closed from 28 May 2018 (Monday) to 31 May 2018 (Thursday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for attending the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 25 May 2018 (Friday).

After AGM, if the resolution of final dividend was passed, the register of members of the Company will be closed from 11 June 2018 (Monday) to 15 June 2018 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 8 June 2018 (Friday).

10.	With respect to resolutions numbered A3 to A5, the Company is exempt from the requirements of the Toronto Stock Exchange (the “TSX”) to adopt a majority voting policy requiring that each director must be elected by a majority of the votes cast with respect to his or her election at an uncontested meeting by virtue of the fact that the Company is majority controlled indirectly by CNOOC. The Company does not intend to adopt a majority voting policy at this time or for so long as CNOOC is the majority controlling shareholder, as majority approval of each such director is already assured.

In addition, the Company is exempt from the TSX requirements that at each annual meeting of holders of listed securities, the board of directors of a listed issuer must permit security holders of each class or series to vote on the election of all directors to be elected by such class or series. The Company is exempt from each such requirement by virtue of qualifying as an “Eligible International Interlisted Issuer” for purposes of the TSX Company Manual.

The Company has provided a notice to the TSX pursuant to the requirements of the TSX Company Manual indicating its intention to rely on such exemption in respect of the Company’s 2017 AGM and anticipates providing similar such notices for each successive year.

Exhibit 99.4

CNOOC Limited

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

Form of proxy for the Annual General Meeting to be held on 31 May 2018

I/We, being the registered holder(s) of CNOOC Limited (the “Company”), hereby appoint the proxy(Note 1) as specified below or failing him/her, THE CHAIRMAN OF THE MEETING(Note 1) to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 31 May 2018 at 3:00 p.m. and at any adjournment thereof in respect of the resolutions as indicated below, or if no such indication is given, as my/our proxy thinks fit.

Registered Holder(s) (Complete in ENGLISH BLOCK CAPITALS. The names of all joint holders should be stated.)
Registered Name
Registered Address

Certificate No. (Note 8)	Signature (Note 4)
Registered Holding (Note 2)
Date

Proxy (Note 1) (Complete in ENGLISH BLOCK CAPITALS.)
Full Name	No. of Shares (Note 3)
Full Address

	ORDINARY RESOLUTIONS	FOR (Note 5)	AGAINST (Note 5)
A1.	To receive and consider the audited financial statements together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2017.
A2.	To declare a final dividend for the year ended 31 December 2017.
A3.	To re-elect Mr. Yang Hua as a Non-executive Director of the Company.
A4.	To re-elect Mr. Wu Guangqi as a Non-executive Director of the Company.
A5.	To re-elect Mr. Tse Hau Yin, Aloysius who has served the Company for more than nine years, as an Independent Non-executive Director of the Company.
A6.	To authorise the Board of Directors to fix the remuneration of each of the Directors.
A7.	To re-appoint Deloitte Touche Tohmatsu as the independent auditors of the Company and its subsidiaries, and to authorise the Board of Directors to fix their remuneration.
B1.	To grant a general mandate to the Directors to buy back shares in the capital of the Company not exceeding 10% of the total number of issued shares of the Company as at the date of passing of this resolution.*
B2.	To grant a general mandate to the Directors to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company which would or might require the exercise of such power, which shall not exceed 20% of the total number of issued shares of the Company as at the date of passing of this resolution.*
B3.	To extend the general mandate granted to the Directors to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company by the aggregate number of shares bought back, which shall not exceed 10% of the total number of issued shares of the Company as at the date of passing of this resolution.*

*	The full text of the Resolutions is set out in the Notice of Annual General Meeting which is included in the Circular of the Company despatched to shareholders of the Company and available on the Company’s website.

Notes:

1.	If any proxy other than the chairman of the meeting is preferred, please insert the full name and address of the proxy desired in the space provided. A holder entitled to attend and vote at the meeting of the Company is entitled to appoint one or more proxies to attend and vote on his/her behalf. ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALLED BY THE PERSON WHO SIGNS IT. The proxy needs not be a member of the Company, but must attend the meeting (or any adjournment thereof) to represent you.

2.	Please insert the number of shares registered in the name of the holder(s).

3.	Please insert the number of shares for this proxy. If no number is inserted, this proxy form will be deemed to relate to all the shares registered in the name of the holder(s).

4.	This proxy form must be signed and dated by the shareholder or his/her attorney duly authorised in writing. If the shareholder is a company, it should execute this proxy form under its common seal or by the signature(s) of (a) person(s) authorised to sign on its behalf. In the case of joint shareholders, any one of the joint shareholders may sign this proxy form. The vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose, seniority will be determined by the order in which the names stand in the register of members in respect of the joint shareholding.

5.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK (✓) IN THE RELEVANT BOX BELOW THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK (✓) IN THE RELEVANT BOX BELOW THE BOX MARKED “AGAINST”. Failure to tick either box in respect of a resolution will entitle your proxy to cast your vote in respect of that resolution at his/her discretion or to abstain. Your proxy will also be entitled to vote at his/her discretion or to abstain on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.

6.	In order to be valid, a proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney, must be deposited at the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong, not less than 36 hours before the time fixed for holding the meeting or any adjournment thereof.

7.	Completion and delivery of this proxy form will not preclude you from attending and voting at the meeting if you so wish.

8.	Please provide one certificate number, if possible, to facilitate processing.

9.	For the avoidance of doubt, we do not accept any special instructions written on this proxy form.

Exhibit 99.5

（根據公司條例在香港註冊成立的有限責任公司）

( Incorporated in Hong Kong with limited liability under the Companies Ordinance)

（股份代碼：00883）

(Stock Code: 00883)

NOTIFICATION LETTER 通 知 信 函

12 April 2018

Dear Non-registered holder (1),

CNOOC Limited (the “Company”)

–Notice of publication of Annual Report, Explanatory Statement, Notice of Annual General Meeting and Proxy Form (“Current Corporate Communications”)

The Company’s Annual General Meeting will be held at 3:00 p.m. on Thursday, 31 May 2018 at the Island Shangri-La, Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong. The English and Chinese versions of the Company’s Current Corporate Communications are available on the Company’s website at www.cnoocltd.com and the HKExnews’s website at www.hkexnews.hk. You may access the Current Corporate Communications by clicking “Investor Relations” on the home page of our website, then selecting “Name of document” under “Reports & Filling” and/ or “Announcement” and viewing them through Adobe® Reader®or browsing through the HKExnews’s website.

If you want to receive a printed version of the Current Corporate Communications, please complete the Request Form on the reverse side and return it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the Company’s website at www.cnoocltd.com or the HKExnews’s website at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please call the Company’s telephone hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. Monday to Friday, excluding public holidays or send an email to Cnooc.ecom@computershare.com.hk.

Yours faithfully,

By order of the Board

CNOOC Limited

Li Jiewen

Joint Company Secretary

Note: (1) This letter is addressed to Non- registered holders (“Non- registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

各位非登記持有人(1)：

中國海洋石油有限公司（「本公司」）

– 年報、說明函件、股東周年大會通告及委任表格（「本次公司通訊文件」）之發佈通知

本公司之股東周年大會將於2018年5月31日星期四下午三時假座香港中環法院道太古廣場港島香格里拉大酒店舉行。本公司的本次公司通訊文件的中、英文版本已上載於本公司網站(www.cnoocltd.com)及香港交易所披露易網站(www.hkexnews.hk)，歡迎瀏覽。請在本公司網站主頁按「投資者關係」一項，再在「定期報告」和/或「公告」項下選擇「通訊文件名稱」並使用Adobe® Reader® 開啟查閱或在香港交易所披露易網站瀏覽有關文件。

如　閣下欲收取本次公司通訊文件之印刷本，請填妥在本函背面的申請表格，並使用隨附之郵寄標籤寄回本公司經香港證券登記有限公司（「香港證券登記處」）(如在香港投寄，毋須貼上郵票；否則，請貼上適當的郵票) 。香港證券登記處地址為香港灣仔皇后大道東183號合和中心17M樓。申請表格亦可於本公司網站(www.cnoocltd.com)或香港交易所披露易網站(www.hkexnews.hk)內下載。

如對本函內容有任何疑問，請致電本公司電話熱線(852)2862 8688，辦公時間為星期一至五（公眾假期除外）上午9時正至下午6時正或電郵至 Cnooc.ecom@computershare.com.hk。

承董事會命

中國海洋石油有限公司

聯席公司秘書

李潔雯

謹啟

2018年4月12日

附註：(1) 此函件乃向本公司之非登記持有人(“非登記持有人”指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。如果 閣下已經出售或轉讓所持有之本公司股份，則無需理會本函件及所附申請表格。

CNOH-12042018-1(21)

Request Form 申請表格

To:	CNOOC Limited (the “Company”) (Stock Code: 00883) c/o Hong Kong Registrars Limited 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong	致：	中國海洋石油有限公司（「本公司」） （股份代號：00883） 經香港證券登記有限公司 香港灣仔皇后大道東183號 合和中心17M樓

I/We would like to receive the Corporate Communications* of the Company (“Corporate Communications”) in the manner as indicated below:

本人／我們希望以下列方式收取　貴公司之公司通訊文件*（「公司通訊文件」）：

(Please mark ONLY ONE（X）of the following boxes)

(請從下列選擇中，僅在其中一個空格內劃上「X」號)

☐	to receive the printed English version of all Corporate Communications ONLY; OR 僅收取公司通訊文件之英文印刷本；或

☐	to receive the printed Chinese version of all Corporate Communications ONLY; OR 僅收取公司通訊文件之中文印刷本；或

☐	to receive both printed English and Chinese versions of all Corporate Communications. 同時收取公司通訊文件之英文及中文印刷本。

Contact telephone number	Signature(s)
聯絡電話號碼	簽名

Notes附註：

1.	Please complete all your details clearly. 請 閣下清楚填妥所有資料。
2.

This letter is addressed to Non-registered holders (“Non-registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications).

此函件乃向本公司之非登記持有人(“非登記持有人”指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。

3.	Any form with more than one box marked(X), with no box marked(X), with no signature or otherwise incorrectly completed will be void. 如在本表格作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確，則本表格將會作廢。
4.

The above instruction will apply to the Corporate Communications to be sent to you until you notify to the Company c/o Hong Kong Registrars Limited to the contrary or unless you have at anytime ceased to have holdings in the Company.

上述指示適用於發送予 閣下之所有公司通訊，直至 閣下通知本公司之香港證券登記處香港證券登記有限公司另外之安排或任何時候停止持有本公司的股份。

5.	For the avoidance of doubt, we do not accept any other instruction given on this Request Form. 為免存疑，任何在本申請表格上的額外指示，本公司將不予處理。

PERSONAL INFORMATION COLLECTION STATEMENT 收集個人資料聲明

(i) “Personal Data” in these statements has the same meaning as “personal data” in the Personal Data (Privacy) Ordinance, Chapter 486 of the Laws of Hong Kong (“PDPO”).

本聲明中所指的「個人資料」具有香港法例第486章《個人資料（私隱）條例》（「《私隱條例》」）中「個人資料」的涵義。

(ii) Your supply of Personal Data to CNOOC Limited is on a voluntary basis. Failure to provide sufficient information, CNOOC Limited may not be able to process your instructions and/or requests as stated in this form.

閣下是自願向中國海洋石油有限公司提供個人資料。若 閣下未能提供足夠資料，中國海洋石油有限公司可能無法處理 閣下在本表格上所述的指示及╱或要求。

(iii) Your Personal Data may be disclosed or transferred by CNOOC Limited to its subsidiaries, its share registrar, and/or other companies or bodies for any of the stated purposes, and retained for such period as may be necessary for our verification and record purposes.

中國海洋石油有限公司可就任何所說明的用途，將 閣下的個人資料披露或轉移給中國海洋石油有限公司的附屬公司、股份過戶登記處、及╱或其他公司或團體，並將在適當期間保留該等個人資料作核實及紀錄用途。

(iv) You have the right to request access to and/or correction of your Personal Data in accordance with the provisions of the PDPO. Any such request for access to and/or correction of your Personal Data should be in writing to the Personal Data Privacy Officer of Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

閣下有權根據《私隱條例》的條文查閱及╱或修改 閣下的個人資料。任何該等查閱及╱或修改個人資料的要求均須以書面方式向香港證券登記有限公司（地址為香港灣仔皇后大道東183號合和中心17M樓）的個人資料私隱主任提出。

*Corporate Communications includes but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.

公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告；(b)中期報告及如適用，中期摘要報告；(c)會議通告；(d)上市文件；(e)通函；及(f)委任代表表格。

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郵寄標籤 MAILING LABEL
閣下寄回此申請表格時，請將郵寄標籤剪貼於信封上。 如在本港投寄毋須貼上郵票。 Please cut the mailing label and stick this on the envelope to return this Request Form to us. No postage stamp necessary if posted in Hong Kong.	香港證券登記有限公司 Hong Kong Registrars Limited 簡便回郵號碼 Freepost No. 37 香港 Hong Kong